Form 10KSB, Exhibit 13
period 1996-12-31
SFS BANCORP INC
filed 1997-03-31
CIK 942135

1996 ANNUAL REPORT















                                 [GRAPHIC-LOGO]










                                SFS BANCORP, INC.
                              Schenectady, New York

                               TABLE OF CONTENTS








            President's Message

            Selected Consolidated Financial Information

            Management's  Discussion  and  Analysis of Financial  Condition  and
               Results of Operations

            Independent Auditors' Report

            Consolidated Financial Statements

            Corporate Information

                               PRESIDENT'S MESSAGE


President's Message to Our Stockholders:

     On behalf of the Board of Directors, Officers and Employees of SFS Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Schenectady Federal Savings Bank (the "Bank"), we are pleased to submit our second Annual Report as a public company.

     We are proud to report that the annualized equivalent total return (defined as market appreciation plus dividends) on your investment in our Company since we converted to a public entity in 1995 has been approximately 18.6%. During 1996, the Company deployed several strategies which we feel will continue to enhance shareholder value. First, the Company repurchased 269,750 shares of our stock, or 18.0% of the shares originally issued. These treasury shares were purchased on the open market at an average price of $12.67 per share or 74.3% of the December 31, 1996, book value. Second, the Company declared its first dividend in July 1996 of $0.06 per share. For the year, the Company declared dividends of $0.12 per share. It is our plan to continue rewarding our shareholders with dividends. Finally, the strategic direction of the Bank is to expand our retail franchise. I am pleased to announce that our expansion will begin March 1, 1997 with the opening of a new branch location on Union Street in Schenectady. We also have begun to implement a "sales-oriented" culture throughout the organization to add valuable customer relationship. This expansion is considered vital in our efforts to capture market share and provide growth opportunities to the Company.

     As a result of the repurchase of our shares, total assets of the Company declined slightly for the year with a noticeable change in its composition. The Bank was extremely successful in growing the loan portfolio due in great part to our ability to offer competitive rates and quality service. We are committed to the origination of residential mortgage loans. These loans will be held in our portfolio, servicing retained, thereby ensuring that our customers receive the high service levels they deserve. To that end, we originated $29.8 million of one-to-four family residential mortgages in 1996. This represents an increase of 81.3% in production over the previous year.

     The Company reported net earnings of $830,000 or $0.67 per share for 1996. This decrease from 1995 earnings of $855,000 included a one-time special assessment of $930,000 paid to recapitalize the Savings Association Insurance Fund ("SAIF") which was the single most adverse event affecting net income for the year. While it is frustrating to have our annual earnings clouded by this assessment, it is clear that insuring the integrity of the deposit system and substantially reducing our deposit insurance premiums will greatly enhance the long-term profitability and competitiveness of the Bank. The Company's earnings would have been $1.4 million for the year absent the one-time SAIF assessment representing a 62.3% increase over last year's earnings.

     It is with great sorrow that I inform you of the passing of George J. Finster, a member of our Board of Directors. Our Bank benefited greatly from his dedication, business experience and wise counsel during his 28 years of service. He will be dearly missed by us all. To meet the continued demands of our Board, Mr. Richard D. Ammian, Senior Vice President of the Bank, has been appointed to fill the vacancy on the Board due to the passing of Mr. Finster. We look forward to Mr. Ammian's involvement and contributions to our Board.

     The Board of Directors and management team is working diligently to set goals and develop long term strategies to increase profitability within acceptable risk limitations and to enhance shareholder value. We remain firm in our pledge to continue to be a community oriented financial institution providing affordable financial services and products to the greater Capital District. We at SFS Bancorp, Inc. appreciate and thank you for taking stock in our future and look forward to a long-lasting and profitable relationship.




                                             Joseph H. Giaquinto
                                             Chairman of the Board, President
                                             and Chief Executive Officer

                             SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                December 31,
                                      --------------------------------------------------------------
                                         1996          1995        1994         1993         1992
                                      ---------     ---------    ---------    ---------    ---------
                                                               (In Thousands)
Selected Financial Condition Data:

Total assets .....................    $ 164,888     $ 166,529    $ 150,837    $ 146,260    $ 148,433
Cash and cash equivalents ........        2,896        10,453        6,468        3,481       13,929
Securities available for sale ....        1,990         7,976        7,776         --           --
Investment securities:
  Mortgage-backed securities .....       20,434        24,418       21,991       25,397       10,103
  Debt securities ................       15,746        18,658       16,902       20,842       16,153
FHLB stock .......................        1,215         1,117        1,123        1,092        1,092
Loans receivable, net ............      118,455       100,921       93,703       92,601      104,078
Real estate owned ................          178           200          204          128          134
Deposits .........................      140,616       139,671      138,299      134,653      137,627
Advance payments by borrowers ....        1,160         1,402        1,270        1,129        1,069
Stockholders' equity .............       21,671        24,261       10,046        9,642        9,229



                                                                December 31,
                                      --------------------------------------------------------------
                                         1996          1995        1994         1993         1992
                                      ---------     ---------    ---------    ---------    ---------
                                                               (In Thousands)
Selected Operations Data:

Total interest income ............    $  11,867     $  11,523    $   9,849    $   9,774    $  11,264
Total interest expense ...........        6,187         6,236        5,077        5,275        7,046
                                      ---------     ---------    ---------    ---------    ---------
  Net interest income ............        5,680         5,287        4,772        4,499        4,218
Provision for loan losses ........          120           370          120          440          507
                                      ---------     ---------    ---------    ---------    ---------
Net interest income after
 provision for loan losses .......        5,560         4,917        4,652        4,059        3,711
Noninterest income ...............          403           321          170          599          462
Noninterest expense ..............        5,239         4,027        4,096        4,239        3,809
                                      ---------     ---------    ---------    ---------    ---------
Income before taxes ..............          724         1,211          726          419          364
Income tax expense (benefit) .....         (106)          356          215           13          182
                                      ---------     ---------    ---------    ---------    ---------
Income before extraordinary item .          830           855          511          406          182
Extraordinary item - tax benefit .         --            --           --           --            178
                                      ---------     ---------    ---------    ---------    ---------
Net income .......................    $     830     $     855    $     511    $     406    $     360
                                      =========     =========    =========    =========    =========

                                                                                         Year Ended December 31,
                                                                     -----------------------------------------------------------
                                                                       1996         1995          1994         1993         1992
                                                                       ----         ----          ----         ----         ----
Selected Financial Ratios and Other Data:
Performance Ratios:
 Return on assets (ratio of net income to
   average total assets)..................................             0.50%        0.53%         0.34%        0.28%        0.24%
 Net interest rate spread.................................             2.95         2.93          3.06         2.96         2.72
 Net interest margin......................................             3.51         3.36          3.26         3.15         2.92
 Ratio of noninterest expense to average total assets.....             3.17         2.51          2.74         2.90         2.56
 Ratio of net interest income to noninterest expense......           108.41       131.29        116.50       106.13       110.74
 Return on equity (ratio of net income to average
   equity)................................................             3.73         5.07          5.31         4.33         4.04
 Liquidity ratio at end of year...........................            22.58        32.45         19.57        12.99        15.14
 Efficiency ratio.........................................            86.13        71.81         82.88        83.15        81.39

Asset Quality Ratios:
 Non-performing assets to total assets, at end of year....             0.61         0.62          1.93         1.80         1.43
 Allowance for loan losses to non-performing loans,
   at year end............................................            77.07        68.18         31.79        32.02        35.97
 Allowance for loan losses to total loans.................             0.54         0.56          0.91         0.86         0.68
 Allowance for loan losses to total assets................             0.39         0.34          0.57         0.55         0.48

Capital Ratios:
 Stockholders' equity to total assets at end of year......            13.14        14.57          6.66         6.59         6.22
 Average stockholders' equity to average total assets.....            13.48        10.50          6.43         6.40         5.97
 Ratio of average interest-earning assets to average
   interest-bearing liabilities...........................           114.72       110.84        105.75       105.09       104.15

 Number of full service offices...........................             3            3             3            3            3

                           MANAGEMENT'S DISCUSSION AND
                       ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

General

     Management's discussion and analysis of the consolidated financial condition and the results of operations is intended to assist in understanding the consolidated financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes thereto.

     SFS Bancorp, Inc. (the "Parent Company") is the holding company for Schenectady Federal Savings Bank and its subsidiary (the "Bank"), a federally chartered stock savings bank. Collectively, these entities are referred to herein as the "Company." On June 29, 1995, the Bank completed its conversion from a federal mutual savings and loan association to a federal stock savings bank. On that date, the Parent Company issued and sold 1,495,000 shares of its common stock at $10.00 per share in connection with the conversion. Net proceeds to the Parent Company were $14.2 million after reflecting conversion expenses of $750,000. The Parent Company used $7.1 million of the net proceeds to acquire all of the issued and outstanding stock of the Bank.

Business Strategy

     The primary goal of management is to improve the Company's profitability and enhance its net worth while minimizing risk. The Company's profitability is dependent primarily on its net interest income, which is the difference between interest earned on its loans and investments and the interest paid on interest-bearing liabilities. The Company's profitability is also affected by the generation of noninterest income, which primarily consists of fees and service charges. Net interest income is determined by (i) the difference between the yield earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, net income is affected by the level of noninterest expense and provision for loan losses.

     The operations of financial institutions, including the Company, are significantly affected by prevailing economic conditions, competition and the monetary and fiscal policies of governmental agencies. Lending activities are influenced by the demand for the supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and cost of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the level of personal income and savings in the Company's market area.

     Management strives to operate as a conservative, well capitalized, profitable community bank dedicated to financing home ownership and other consumer needs, and to provide quality service to its customers. The Company believes it successfully implements this strategy by:

     Emphasizing One-to-Four Family Lending. Historically, the Company has been predominantly a one-to-four family residential lender. One-to-four family residential loans constituted 76.5% and 71.1% of total loans at December 31, 1996 and 1995, respectively.

     Maintaining Asset Quality. The Company places strong emphasis on achieving a high degree of asset quality maintained through sound underwriting, constant monitoring and effective collection techniques. The Company's ratio of non-performing assets to total assets was 0.6% as of both December 31, 1996 and 1995.

     Managing Interest Rate Risk. In order to reduce the impact on the Company's net interest income due to changes in interest rates, the Company's management has adopted a strategy that has been designed to maintain the interest rate sensitivity of its assets and liabilities. The primary elements of this strategy involve emphasizing the origination of ARM loans and maintaining a short- and medium-term investment portfolio. The level of adjustable or floating rate loans included in total loans was 74.9% as of December 31, 1996. Additionally, 24.8% of the Company's interest-earning assets carried remaining terms of five years or less.

     The Company's management believes that a portion of passbook, transaction and other non-certificate accounts representing core deposits can have a lower cost and be more resistant to interest rate changes than certificate accounts. Accordingly, the Company has used customer service and marketing initiatives to maintain and expand its core deposits. In addition, the Bank is expected to open its fourth branch in early 1997 which is expected to increase the level of core deposits over time. While the Company believes that a portion of these non-certificate accounts are interest rate sensitive and may flow to other investments if interest rates continue to rise, the Company believes that the balance of these accounts represent core deposits. At December 31, 1996, 38.2% of the Company's total deposits consisted of passbook, transaction and other non-certificate accounts.

Asset/Liability Management

     The principal financial objective of the Company's interest rate risk management is to achieve long-term profitability while limiting its exposure to fluctuating interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between assets and liability maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's assets by holding loans with interest rates subject to periodic adjustment to market conditions. In addition, the Company maintains an investment portfolio which primarily consists of securities that mature within five years. The Company relies on retail deposits as its primary source of funds. Management believes retail deposits, compared to brokered deposits, limit the effects of interest rate fluctuation because they generally represent a more stable source of funds. As part of its interest rate risk strategy, the Company promotes transaction accounts and certificates of deposit with terms up to five years.

     The following table is provided by the OTS and sets forth as of December 31, 1996 the Company's interest rate risk as measured by changes in its net portfolio value ("NPV") (i.e. the present value of the expected cash flow from assets, liabilities and off-balance sheet contracts) for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points.

       Change in
     Interest Rate         $ Amount              $ Change              % Change
     -------------         --------              --------              --------
    (Basis Points)                         (Dollars in Thousands)
         +400               $15,153              $(7,053)                (32)%
         +300                17,431               (4,775)                (22)
         +200                19,507               (2,700)                (12)
         +100                21,166               (1,041)                 (5)
            0                22,207                   --                  --
         -100                22,609                  402                   2
         -200                22,893                  687                   3
         -300                23,385                1,178                   5
         -400                24,174                1,967                   9

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to reprice, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of asset and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table. It is also possible as a result of an interest rate increase, the increased mortgage payments required of ARM borrowers could result in an increase in delinquencies and defaults. Accordingly, the data presented in the table above should not be relied upon as indicative of actual results in the event of changes in interest rates. Furthermore, the NPV presented in the table is not intended to represent the fair market value of the Company.

Financial Condition

     Total assets decreased $1.6 million (1.0%) to $164.9 million at December 31, 1996 from $166.5 million at December 31, 1995. This decrease consisted primarily of an increase in loans receivable, net of $17.5 million (17.4%) to $118.5 million at December 31, 1996 offset by decreases in federal funds sold of $7.5 million (82.4%) to $1.6 million, investment securities of $6.9 million (16.0%) to $36.2 million, and securities available for sale of $6.0 million (75.1%) to $2.0 million at December 31, 1996.

     At December 31, 1996, total liabilities were $143.2 million representing an increase of $949,000 (0.7%) from December 31, 1995. The increase was entirely attributable to increases in total deposits to $140.6 million as of December 31, 1996 from $139.7 million a year earlier.

     Stockholders' equity decreased $2.6 million to $21.7 million at December 31, 1996 as compared to $24.3 million at December 31, 1995 primarily due to the Company's stock repurchase program. As a result of the repurchase program, the Company purchased $3.4 million of treasury stock during 1996. Retained earnings increased by $674,000 as a result of net income of the Company for the year ended December 31, 1996 offset by the declaration and payment of dividends. Net unrealized gain on securities available for sale decreased $42,000 to $46,000 at December 31, 1996.

     Nonperforming assets totaled $1.0 million at December 31, 1996 and 1995, respectively. The ratio of nonperforming loans to loans receivable, net improved to .70% at December 31, 1996, compared with .83% at December 31, 1995. The ratio of nonperforming assets to total assets was .61% at December 31, 1996 compared with .62% at December 31, 1995.

Analysis of Net Interest Income

     Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. Nonaccruing loans have been included in the table as loans carrying a zero yield.

                                                                                Year Ended December 31,
                                                ------------------------------------------------------------------------------------
                                                             1996                                        1995
                                                ------------------------------------------------------------------------------------
                                                   Average        Interest                    Average      Interest
                                                 Outstanding       Earned/         Yield/   Outstanding     Earned/       Yield/
                                                   Balance         Paid            Rate       Balance       Paid           Rate
                                                   -------         ----            ----       -------       ----           ----
                                                                                 (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable, net(1)...................     $   111,524     $    8,758         7.85%     $ 97,120      $ 7,800        8.03%
 Mortgage-backed securities.................          22,403          1,418         6.33        23,199        1,464        6.31
 Securities available for sale..............           5,169            307         5.94         7,911          492        6.22
 Investment securities......................          16,698          1,059         6.34        17,227        1,041        6.04
 Other interest-earning assets
   including cash equivalents...............           4,698            247         5.26        10,948          640        5.85
 FHLB stock.................................           1,204             78         6.48         1,118           86        7.69
                                                 -----------     ----------         ----      --------      -------        ----
     Total interest-earning assets..........     $   161,696         11,867         7.34      $157,523       11,523        7.32
                                                 ===========     ----------                   ========      -------

Interest-Bearing Liabilities:
 Savings accounts...........................          38,857          1,173         3.02        44,054        1,325        3.01
 Money market accounts......................           5,195            161         3.10         4,809          129        2.68
 Demand and NOW accounts(2).................          10,102            148         1.47         9,090          133        1.46
 Certificate accounts.......................          85,642          4,680         5.46        82,893        4,620        5.57
 Escrow.....................................           1,155             25         2.16         1,266           29        2.29
                                                 -----------     ----------         ----      --------      -------        ----
    Total interest-bearing liabilities......     $   140,951          6,187         4.39      $142,112        6,236        4.39
                                                 ===========     ----------                   ========      -------
Net interest income.........................                     $    5,680                                 $ 5,287
                                                                 ==========                                 =======
Net interest rate spread....................                                        2.95%                                  2.93%
                                                                                    ====                                   ====
Net earning assets..........................     $    20,745                                  $ 15,411
                                                ============                                  ========
Net yield on average interest-
  earning assets............................                                        3.51%                                  3.36%
                                                                                    ====                                   ====
Average interest-earning assets to
  average interest-bearing liabilities......            1.15                                      1.11
                                                        ====                                      ====

                                                          Year Ended December 31,
                                                 -------------------------------------
                                                                  1994
                                                 -------------------------------------
                                                   Average       Interest
                                                 Outstanding     Earned/        Yield/
                                                   Balance         Paid          Rate
                                                   -------         ----          ----
Interest-Earning Assets:
 Loans receivable, net(1)...................     $  91,306        $6,757         7.40%
 Mortgage-backed securities.................        23,500         1,451         6.17
 Securities available for sale..............         7,599           352         4.63
 Investment securities......................        16,627           921         5.54
 Other interest-earning assets
   including cash equivalents...............         6,385           283         4.43
 FHLB stock.................................         1,119            85         7.60
                                                ----------        ------         ----
     Total interest-earning assets..........      $146,536         9,849         6.72
                                                  ========        ------

Interest-Bearing Liabilities:
 Savings accounts...........................        56,685         1,706         3.01
 Money market accounts......................         6,224           155         2.49
 Demand and NOW accounts(2).................         9,163           137         1.50
 Certificate accounts.......................        65,425         3,054         4.67
 Escrow.....................................         1,070            25         2.34
                                                 ---------        ------         ----
    Total interest-bearing liabilities......      $138,567         5,077         3.66
                                                  ========        ------         -----
Net interest income.........................                      $4,772
                                                                  ======
Net interest rate spread....................                                     3.06%
                                                                                 ====
Net earning assets..........................      $  7,969
                                                  ========
Net yield on average interest-
  earning assets............................                                     3.26%
                                                                                 ====
Average interest-earning assets to
  average interest-bearing liabilities......          1.06
                                                      ====

(1)      Calculated net of deferred loan fees.
(2)      Includes noninterest-bearing demand accounts.

     The following table sets forth the weighted average yields on the Company's interest-earning assets, the weighted average interest rates paid on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates at December 31, 1996 and 1995. Non-accruing loans have been included in the table as loans carrying a zero yield.



                                                                     At           At
                                                                December 31,  December 31,
                                                                    1996         1995
                                                                   ------        -----
Weighted average yield on:
 Loans receivable .......................................           7.94%        8.11%
 Mortgage-backed securities .............................           6.47         6.46
 Securities available for sale ..........................           6.26         6.23
 Investment securities ..................................           6.36         6.27
 Other interest-earning assets including cash equivalents           5.81         5.88
 FHLB Stock .............................................           6.61         6.85
   Combined weighted average yield on
     interest-earning assets ............................           7.55         7.43
                                                                    ----         ----
Weighted average rate paid on:
 Savings accounts .......................................           3.00         3.00
 Money market accounts ..................................           3.12         2.76
 NOW accounts ...........................................           1.75         1.75
 Certificate accounts ...................................           5.39         5.70
 Escrow .................................................           2.00         2.00
   Combined weighted average rate paid
     on interest-bearing liabilities ....................           4.37         4.56
                                                                    ----         ----

Spread ..................................................           3.18%        2.87%
                                                                    ====         ====

Rate/Volume Analysis

     The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase (decrease) related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                             Year Ended December 31,
                                                  ----------------------------------------------------------------------------
                                                           1996 vs. 1995                            1995 vs. 1994
                                                  ------------------------------------      ----------------------------------
                                                    Increase (Decrease)                      Increase (Decrease)
                                                         Due to                                   Due to
                                                  ---------------------                     --------------------
                                                                               Total                                   Total
                                                                             Increase                                Increase
                                                   Volume        Rate       (Decrease)      Volume         Rate     (Decrease)
                                                   ------        ----       ----------      ------         ----     ----------
                                                                                  (In Thousands)
Interest-earning assets:
 Loans receivable, net......................      $ 1,127      $  (169)       $  958        $ 446        $  597       $1,043
 Mortgage-backed securities.................          (50)           4           (46)         (19)           32           13
 Securities available for sale..............         (165)         (20)         (185)          15           125          140
 Investment securities......................          (29)          47            18           34            86          120
 Other interest-earning assets..............         (334)         (59)         (393)         247           110          357
 FHLB stock.................................            8          (16)           (8)         ---             1            1
                                                  -------      -------        ------        -----       -------       ------

   Total interest-earning assets............      $   557      $  (213)       $  344        $ 723       $   951       $1,674
                                                  =======      =======        ======        =====       =======       ======

Interest-bearing liabilities:
 Savings accounts...........................      $  (157)     $     5        $ (152)       $(380)      $    (1)      $ (381)
 Money market accounts......................            9           23            32          (37)           11          (26)
 Demand and NOW accounts....................           15          ---            15           (1)           (3)          (4)
 Certificate accounts.......................          146          (86)           60          907           659        1,566
 Escrow.....................................           (2)          (2)           (4)           4           ---            4
 Borrowings.................................          ---          ---           ---          ---           ---          ---
                                                  -------      -------        ------        -----       -------       ------

   Total interest-bearing liabilities.......      $    11      $   (60)       $  (49)       $ 493        $  666       $1,159
                                                  =======      =======        ======        =====       =======       ======

Net interest income.........................                                  $  393                                  $  515
                                                                              ======                                  ======

Results of Operations

     General. The Company's results of operations depend primarily on net interest income, noninterest expense, and to a lesser extent, income taxes and noninterest income. Net interest income is a function of the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such assets and liabilities, respectively. Noninterest expense consists primarily of general and administrative expenses, which this year also included a one-time special assessment to recapitalize the Savings Association Insurance Fund (the "SAIF"). The Company's noninterest income consists primarily of fees charged on deposit accounts, and other loan charges which help to offset the cost associated with establishing and maintaining these deposit and loan accounts.

Comparison of Operating Results for Years Ended December 31, 1996 and 1995

     Net Income. The Company had net income of $830,000 for the year ended December 31, 1996, as compared to $855,000 for the year ended December 31, 1995. As discussed below, the decrease in net income of $25,000 or 2.9%, was due to an increase in noninterest expense of $1.2 million offset by an increase in net interest income of $393,000, an increase in noninterest income of $82,000, a decrease in provision for loan losses of $250,000 and a decrease in income tax expense of $462,000.

     Interest Income. Interest income increased by $344,000, or 3.0% from $11.5 million in 1995 to $11.9 million in 1996. This increase was due to the increase in the amount of average interest-earning assets and the yield earned. Average interest-earning assets increased from $157.5 million in 1995 to $161.7 million in 1996 resulting from the Company's ability to utilize for a full year the proceeds received from the initial public offering. The yield on the Company's interest-earning assets increased from 7.32% for the year ended December 31, 1995 to 7.34% for the year ended December 31, 1996 as a result of the general increase in the market rates of interest.

     Interest Expense. Interest expense decreased by $49,000, or 0.8% to $6.2 million for the year ended December 31, 1996. The decrease was a result of a $1.2 million (0.8%) decrease in average interest-bearing liabilities to $141.0 million. The average rate paid for the years ended December 31, 1996 and 1995 was 4.39%. The mix within the deposit structure changed as the average balance of certificate and demand and NOW account balances grew $2.8 million (3.3%) and $1.0 million (11.1%), respectively while savings accounts declined $5.2 million (11.8%). The average rate paid was a reflection of the general interest rate and competitive environment that prevailed during 1996 and 1995.

     Net Interest Income. Net interest income increased $393,000, or 7.4% from $5.3 million in 1995 to $5.7 million in 1996 due to a $5.3 million increase in average net interest-earning assets in 1996 as compared to 1995 and a 15 basis point increase in margin. The increase in net interest-earning assets was primarily a result of the proceeds received in the initial public offering of the Company during 1995.

     Provision For Loan Losses. The decrease of $250,000 or 67.6% in the provision for loan losses from 1995 to 1996 reflects primarily management's evaluation of the loan portfolio. When determining the level of provision for loan losses, management also considers charge off history, as well as national and regional economic indicators such as unemployment data, single family home delinquency data reported separately by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), local single family construction permits and local economic growth rates, and the then current regulatory and the general economic environment. Net charge-offs decreased from $659,000 in 1995 to $50,000 in 1996 due to the Company's resolution of certain non-performing loans in 1995. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

     Noninterest Income. Total noninterest income increased by $82,000, or 25.5% from $321,000 in 1995 to $403,000 in 1996. Other loan charges increased $35,000 or 31.8% as a result of increased originations and other noninterest income increased $46,000 or 97.9% as a result of increased other real estate income, income from the Bank's service corporation and gains taken on the sale of certain fixed assets.

     Noninterest Expense. Noninterest expense increased by $1.2 million, or 30.1% from $4.0 million in 1995 to $5.2 million in 1996. The increase is primarily attributable to the special one-time SAIF assessment which totaled $930,000. Compensation and benefits increased $262,000 (11.6%) as a result of annual merit increases and the establishment of the Retention and Recognition Plan ("RRP") partially offset by reduced pension and retirement benefits expense. Mortgage servicing fees decreased $22,000 (35.5%) between 1995 and 1996 as serviced loan balances continued to decline. Professional service fees increased $53,000 (28.0%) during 1996 as compared to 1995 as a result of increased cost associated with being a public company. Advertising and business promotion, office occupancy and equipment expenses, other insurance premiums, data processing fees, and real estate owned writedowns remained relatively stable during 1996 as compared with 1995. The ratio of noninterest expense to average assets increased from 2.51% for 1995 to 3.17% for 1996.

     Income Tax Expense. Income tax expense decreased from $356,000 in 1995 to a benefit of $106,000 in 1996. The decrease is the result of decreased income before taxes during 1996 and the reduction of the valuation allowance for deferred tax assets during 1996. This reduction was primarily the result of the expected realization of certain deferred items which were previously considered to be uncertain.

Comparison of Operating Results for the Years Ended December 31, 1995 and 1994

     Net Income. The Company had net income of $855,000 for the year ended December 31, 1995, as compared to $511,000 for the year ended December 31, 1994. As discussed below, the increase in net income of $344,000 or 67.3%, was due to an increase in net interest income of $515,000, an increase in noninterest income of $151,000 and a decrease in noninterest expense of $69,000, which more than offset an increase in the provision for loan losses of $250,000 and an increase in income tax expense of $141,000.

     Interest Income. Interest income increased by $1.6 million, or 16.2% from $9.9 million in 1994 to $11.5 million in 1995. This increase was due to the increase in the amount of interest-earning assets and the yield earned. The yield on the Company's interest-earning assets increased from 6.72% for the year ended December 31, 1994 to 7.32% for the year ended December 31, 1995 as a result of the general increase in market rates of interest.

     Interest Expense. Interest expense increased by $1.1 million, or 21.6% from $5.1 million in 1994 to $6.2 million in 1995. The increase was largely a result of a $3.5 million (2.5%) increase in average interest-bearing liabilities to $142.1 million combined with a 73 basis point (19.9%) increase in average rates paid to 4.39%. The mix within the deposit structure changed as the average balance of certificate account balances grew $17.5 million (26.8%) while savings and money market accounts declined $12.6 million (22.2%) and $1.4 million (22.6%), respectively. The increase in average rates paid was a reflection of the general interest rate and competitive environment that prevailed during 1995, compared with 1994.

     Net Interest Income. Net interest income increased $515,000, or 10.8% from $4.8 million in 1994 to $5.3 million in 1995 due to a $7.4 million increase in net interest-earning assets in 1995 as compared to 1994 and a 10 basis point increase in margin. The increase in net interest-earning assets was primarily as a result of an increase in the average balance of stockholders' equity which increased primarily as a result of the net proceeds received in the initial public offering of the Company.

     Provision for Loan Losses. The increase of $250,000 or 208.3% in the provision for loan losses from 1994 to 1995 reflects primarily a significant increase in the amount of loan charge-offs from $101,000 in 1994 to $718,000 in 1995 and management's evaluation of the loan portfolio as well as its evaluation of national and regional economic indicators such as national and regional unemployment data, single family loan delinquency data as reported separately by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), local single family construction permits and local economic growth rates and the then current regulatory and general economic environment. Charge-offs increased due to the Company's resolution of certain non-performing loans. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provision for loan losses will not be required in future periods.

     Noninterest Income. Total noninterest income increased by $151,000, or 88.8%, from $170,000 in 1994 to $321,000 in 1995. Of the $151,000 increase,
$109,000 was related to losses on the sale of securities taken in 1994. Other loan charges increased $27,000 or 32.5% as a result of increased home equity credit line modification fees and other noninterest income increased $13,000 or 38.2% as a result of increased other real estate income.

     Noninterest Expense. Noninterest expense decreased by $69,000, or 1.7% from $4.1 million in 1994 to $4.0 million in 1995. Compensation and benefits increased $57,000 (2.6%) as a result of annual merit increases and the establishment of the Employee Stock Ownership Plan ("ESOP") partially offset by reduced pension and retirement benefits expense. Advertising and business promotion decreased $20,000 (15.9%) reflecting a reduced level of activity.

Mortgage servicing fees decreased $21,000 (25.3%) between 1994 and 1995 as serviced loan balances continued to decline. Data processing fees decreased
$12,000 (7.1%) as a result of a change in the method of recording data processing fees. Professional service fees increased $66,000 (53.7%) during 1995 as compared with 1994 as a result of increased cost associated with being a public company. Real estate owned writedown declined $111,000 (100.0%) as no writedowns were taken in 1995. Office occupancy and equipment expenses, federal deposit insurance and other insurance premiums, and other expense remained relatively stable during 1995 as compared with 1994. The ratio of noninterest expense to average assets decreased from 2.74% for 1994 to 2.51% for 1995.

     Income Tax Expense. Income tax expense increased from $215,000 in 1994 to $356,000 in 1995. The increase is the result of increased income before taxes during 1995 and the utilization of net operating loss carryforwards in 1994. The effective tax rate for the year ended December 31, 1995 was 29.4% compared with 29.6% for the prior year.

Liquidity and Capital Resources

     The Company's primary sources of funds are deposits, proceeds from principal and interest payment on loans, the maturity of and interest income on investment securities, proceeds from the sale of securities available for sale and advances from the FHLB of New York. While maturities and scheduled amortization of loans and securities are a predictable source of funds, deposit flows, mortgage prepayments and loan sales are greatly influenced by general interest rates, economic conditions and competition.

     The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and overnight deposits to meet short-term liquidity needs. At December 31, 1996, cash (including overnight deposits) totaled $2.9 million, or 1.8% of total assets. In addition, the Company maintains a credit facility with the FHLB of New York, which provides for immediately available advances. As of December 31, 1996, there were no advances under this credit facility. Depending on market conditions and the pricing of deposit products and FHLB borrowings, the Company may continue to rely on FHLB borrowings for its liquidity needs.

     The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 5.0% and the short-term liquidity ratio is 1.0%. The Company's average daily liquidity ratio for the year ended December 31, 1996 was 26.1%, and its short-term liquidity for the same period was 5.7%.

     The primary investing activities of the Company are the origination and purchase of mortgage loans and the purchase of securities. During the years ended December 31, 1996, 1995 and 1994, the Company's mortgage loan originations and purchases totaled $31.4 million, $23.6 million, and $21.8 million, respectively. The Company purchased securities available for sale of $6.9 million for the year ended December 31, 1994. The Company did not purchase any securities available for sale during 1996 and 1995. The Company purchased investment securities during the years ended December 31, 1996, 1995 and 1994 of $6.0 million, $10.0 million and $5.9 million, respectively.

     The primary financing activity of the Company is the attraction of deposits and the issuance and subsequent repurchase of the Company's shares. During the years ended December 31, 1996, 1995, and 1994, the Company experienced a net increase in deposits of $945,000, $1.4 million, and $3.6 million, respectively. During 1995 the Company received $13.0 million net proceeds from the sale of common stock during its initial public offering. During the year ended December 31, 1996, the Company repurchased 269,750 shares of which 53,222 shares were used to fund the RRP. The average price of treasury shares purchased was $12.68 totaling $2.8 million. The average price paid of $12.68 was approximately 74.4% of the Company's book value per share of $17.05 at December 31, 1996. Management believes that the repurchase of shares at less than book value is an appropriate utilization of excess capital. The Office of Thrift Supervision (OTS) restricts the number of shares which may be repurchased during the three year period following conversion. Generally, only 5% of shares outstanding may be repurchased annually during the first three years following conversion. However, the OTS has allowed additional share repurchases of 5% annually based on extenuating facts and circumstances.

     At December 31, 1996, the Bank's capital exceeded each of the capital requirements of the OTS. At December 31, 1996, the Bank's tangible and core capital levels were both $17.8 million (10.77% of total adjusted assets) and its risk-based capital level was $17.1 million (20.92% of total risk-weighted assets). The current minimum regulatory capital ratio requirements are 1.5% for tangible capital, 3.0% for core capital and 8.0% for risk-weighted capital.

     The Company anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 1996, the Company had commitments to originate loans of $2.2 million as well as undrawn commitments of $10.4 million on home equity and other lines of credit. Certificates of deposits which are scheduled to mature in one year or less at December 31, 1996 totaled $59.9 million. Management believes that a significant portion of these deposits will remain with the Company.

Impact of Inflation and Changing Prices

     The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which generally requires the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

     In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122, "Accounting for Mortgage Servicing Rights" (SFAS No. 122), which amends SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." SFAS No. 122 requires that entities recognize as separate assets, the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Additionally, SFAS No. 122 requires that the capitalized mortgage servicing rights be assessed for impairment based on the fair value of those rights, and that impairment, if any, be recognized through a valuation allowance. Since there have been no mortgage loans sold on a servicing retained basis in 1996, the adoption of SFAS No. 122 has not had an effect on the Company's consolidated financial position and results of operations.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for employee stock options or similar equity instruments such as the Company's Stock Option Plan. Under SFAS No. 123, entities can recognize stock-based compensation expense in the basic financial statements using either (i) the intrinsic value based approach set forth in Accounting Principles Board ("APB") Opinion No. 25 or (ii) the fair value based method introduced in SFAS No. 123. Entities electing to remain with the accounting in APB Opinion 25, must make pro forma disclosures of net income and earnings per share, s if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under APB Opinion No. 25, compensation expense is determined based upon the option's intrinsic value, or the excess (if any) of the market price of the underlying stock at the measurement date over the amount the employee is required to pay. Under the fair value based method introduced by SFAS No. 123, compensation expense is based on the option's estimated fair value at the grant date and is generally recognized over the vesting period. The Company plans to measure compensation costs using APB Opinion No. 25; therefore, the adoption of SFAS No. 123 will have no effect on the Company's financial condition or results of operations.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities, such as the sales of loans with full or partial recourse. SFAS No. 125 applies an approach that focuses on financial and servicing assets it controls and the liabilities it has incurred, derecognized financial assets when control has been surrendered, and derecognized liabilities when extinguished. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company does not expect the impact of adopting SFAS No. 125 to be material to its consolidated financial statements.

                        SFS Bancorp, Inc. and Subsidiary





                       Consolidated Financial Statements





                        As of December 31, 1996 and 1995


                   and for the years in the three year period


                            ended December 31, 1996








                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Board of Directors and Shareholders
SFS Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of SFS Bancorp, Inc. and subsidiary (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFS Bancorp, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in note 1 and note 6 to the consolidated financial statements, as of January 1, 1995, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 114 "Accounting by Creditors For Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors For Impairment of a Loan
- Income Recognition and Disclosures," which prescribe recognition criteria for loan impairment and measurement methods for certain impaired loans and loans whose terms are modified in a troubled debt restructuring subsequent to the adoption of these statements.



Albany, New York                          /s/KPMG Peat Marwick LLP
January 24, 1997                          ------------------------
                                          KPMG Peat Marwick LLP

                                       SFS BANCORP, INC. AND SUBSIDIARY

                                          Consolidated Balance Sheets

                                          December 31, 1996 and 1995



               Assets                                                               1996         1995
               ------                                                               ----         ----
                                                                            (in thousands, except share data)
Cash and due from banks                                                          $  1,296         1,353
Federal funds sold                                                                  1,600         9,100
                                                                                  -------      --------
              Total cash and cash equivalents                                       2,896        10,453

Securities available for sale, at fair value                                        1,990         7,976
Investment securities:
     Debt securities (approximate fair value
         of $15,642 and $18,712 at December 31,
         1996 and 1995, respectively)                                              15,746        18,658
     Mortgage-backed securities (approximate fair value
         of $20,322 and $24,645 at
         December 31, 1996 and 1995, respectively)                                 20,434        24,418
Investment required by law, stock in Federal Home Loan
   Bank of New York, at cost                                                        1,215         1,117
Loans receivable, net                                                             118,455       100,921
Accrued interest receivable                                                         1,137         1,161
Premises and equipment, net                                                         1,921         1,414
Real estate owned                                                                     178           200
Prepaid expenses and other assets                                                     916           211
                                                                                  -------      --------
              Total assets                                                       $164,888       166,529
                                                                                  =======      ========

         Liabilities and Stockholders' Equity

Liabilities:
     Due to depositors:
         Demand and NOW deposit accounts                                           10,496         9,990
         Savings accounts                                                          43,226        44,982
         Time deposit accounts                                                     86,894        84,699
                                                                                  -------      --------
              Total deposits                                                      140,616       139,671
                                                                                  -------      --------

     Advance payments by borrowers for property taxes and insurance                 1,160         1,402
     Accrued expenses and other liabilities                                         1,441         1,195
                                                                                  -------      --------
              Total liabilities                                                   143,217       142,268
                                                                                  -------      --------

                                                                                             (Continued)
Commitments and contingent liabilities

                               SFS BANCORP, INC. AND SUBSIDIARY

                            Consolidated Balance Sheets, Continued

                                  December 31, 1996 and 1995



                                                                        1996            1995
                                                                        ----            ----
                                                                  (in thousands, except share data)
Stockholders' Equity:
     Preferred stock, $.01 par value.  Authorized 500,000 shares;
         none issued ............................................    $    --               _
     Common stock, $.01 par value.  Authorized 2,500,000
         shares; 1,495,000 shares issued; 1,270,997 and
         1,495,000 shares outstanding at December 31, 1996
         and  1995, respectively ................................           15            15
     Additional paid-in capital .................................       14,260        14,221
     Retained earnings, substantially restricted ................       11,687        11,013
     Treasury stock, at cost (224,003 shares at
         December 31, 1996, none at December 31, 1995)
     Common stock acquired:
         Employee stock ownership plan "ESOP" (95,680
           shares and 107,640 shares at  December 31, 1996
           and 1995,  respectively ..............................         (957)       (1,076)
         Recognition and retention plan "RRP" (42,757
           shares at December 31, 1996; none
           at December 31, 1995) ................................         (540)            -
     Net unrealized gain on securities available for sale .......           46            88
                                                                     ---------     ---------

              Total stockholders' equity ........................       21,671        24,261
                                                                     ---------     ---------

              Total liabilities and stockholders' equity ........    $ 164,888       166,529
                                                                     =========     =========


                See accompanying notes to consolidated financial statements.

                                              SFS BANCORP, INC. AND SUBSIDIARY

                                              Consolidated Statements of Income

                                    For the years ended December 31, 1996, 1995 and 1994


                                                                         1996         1995        1994
                                                                         ----         ----        ----
                                                               (in thousands, except for per share amounts)
Interest income:
     Real estate loans ..........................................    $  8,714        7,762       6,674
     Other loans ................................................          44           38          83
     Mortgage-backed securities .................................       1,418        1,464       1,451
     Debt securities ............................................       1,059        1,041         921
     Fed funds sold and cash deposits ...........................         247          640         283
     Securities available for sale ..............................         307          492         352
     Stock in Federal Home Loan Bank ............................          78           86          85
                                                                     --------     --------    --------
              Total interest income .............................      11,867       11,523       9,849

Interest expense:
     Deposits ...................................................       6,187        6,236       5,077
                                                                     --------     --------    --------
              Net interest income ...............................       5,680        5,287       4,772

Provision for loan losses .......................................         120          370         120
                                                                     --------     --------    --------
              Net interest income after provision for loan losses       5,560        4,917       4,652
                                                                     --------     --------    --------

Noninterest income:
     Net gain (loss) on security transactions and
         writedown of common stock ..............................           8         --          (109)
     Service fee income .........................................          19           21          19
     Other loan charges .........................................         145          110          83
     Bank fees and service charges ..............................         138          143         143
     Other income ...............................................          93           47          34
                                                                     --------     --------    --------
              Total noninterest income ..........................         403          321         170
                                                                     --------     --------    --------

                                      SFS BANCORP, INC. AND SUBSIDIARY

                                Consolidated Statements of Income (continued)

                            For the years ended December 31, 1996, 1995 and 1994


                                                                         1996         1995        1994
                                                                         ----         ----        ----
                                                               (in thousands, except for per share amounts)

Noninterest expense:
     Compensation and benefits ..................................       2,512        2,250       2,193
     Advertising and business promotion .........................         108          106         126
     Office occupancy and equipment expenses ....................         522          523         529
     Federal deposit insurance premiums .........................         322          323         311
     Federal deposit insurance special SAIF assessment ..........         930          --          --
     Other insurance premiums ...................................          97           89         103
     Mortgage servicing fees ....................................          40           62          83
     Data processing fees .......................................         166          157         169
     Real estate owned writedown ................................          --          --          111
     Professional service fees ..................................         242          189         123
     Other expense ..............................................         300          328         348
                                                                     --------     --------    --------
              Total noninterest expense .........................       5,239        4,027       4,096
                                                                     --------     --------    --------

              Income before taxes ...............................         724        1,211         726

Income tax expense (benefit) ....................................        (106)         356         215
                                                                     --------     --------    --------
Net income ......................................................    $    830          855         511
                                                                     ========     ========    ========

Net income per share ............................................    $    .67          .41         N/A
                                                                     ========     ========    ========

See accompanying notes to consolidated financial statements.

                                                  SFS BANCORP, INC. AND SUBSIDIARY

                                     Consolidated Statements of Changes in Stockholders' Equity

                                            Years ended December 31, 1996, 1995 and 1994

                                                                                                                           Common
                                                                                             Additional                    stock
                                                                   Shares       Common        paid-in      Retained       acquired
                                                                  Issued         stock        capital       earnings       by ESOP
                                                                  ------         -----        -------       --------       -------
                                                                                      (dollars in thousands)

Balance at December 31, 1993 ................................          --        $  --            --            9,647          --
Net income ..................................................          --           --            --              511          --
Adjustment of securities available for sale to fair value ...          --           --            --             --            --
Change in valuation allowance on marketable equity securities          --           --            --             --            --


Balance at December 31, 1994 ................................          --           --            --           10,158          --
Net income ..................................................          --           --            --              855          --
Adjustment of securities available for sale to fair value ...          --           --            --             --            --
Common stock issued .........................................     1,495,000         15          14,185           --            --
Acquisition of common stock by ESOP (119,600 shares) ........          --           --            --             --          (1,196)
Allocation of ESOP stock (11,960 shares) ....................          --           --              36           --             120


Balance at December 31, 1995 ................................     1,495,000         15          14,221         11,013        (1,076)
Net income ..................................................          --           --            --              830          --
Adjustment of securities available for sale to fair value ...          --           --            --             --            --
Purchase of treasury stock (269,750 shares) .................          --           --            --             --            --
Acquisition of common stock by RRP ..........................          --           --            --             --            --
Amortization of award of RRP stock ..........................          --           --            --             --            --
Cash dividends declared .....................................          --           --            --             (156)         --
Allocation of ESOP stock (11,960 shares) ....................          --           --              39           --             119


Balance at December 31, 1996 ................................     1,495,000      $  15          14,260         11,687          (957)

                                                  SFS BANCORP, INC. AND SUBSIDIARY

                                     Consolidated Statements of Changes in Stockholders' Equity

                                            Years ended December 31, 1996, 1995 and 1994
                                                            (continued)


                                                                         Net unrealized            Valuation
                                                                Common    gain (loss) on           allowance
                                                                stock      securities             on marketable
                                                               acquired    available    Treasury    equity
                                                               by RRP       for sale      stock    securities      Total
                                                               ------       --------      -----    ----------      -----
Balance at December 31, 1993 ................................     --           --           --             (5)      9,642
Net income ..................................................     --           --           --           --           511
Adjustment of securities available for sale to fair value ...     --           (112)        --           --          (112)
Change in valuation allowance on marketable equity securities     --           --           --              5           5
                                                                ------        -----       ------       -------    -------

Balance at December 31, 1994 ................................     --           (112)        --           --        10,046
Net income ..................................................     --           --           --           --           855
Adjustment of securities available for sale to fair value ...     --            200         --           --           200
Common stock issued .........................................     --           --           --           --        14,200
Acquisition of common stock by ESOP (119,600 shares) ........     --           --           --           --        (1,196)
Allocation of ESOP stock (11,960 shares) ....................     --           --           --           --           156
                                                                ------        -----       ------       -------    -------


Balance at December 31, 1995 ................................     --             88         --           --        24,261
Net income ..................................................     --           --           --           --           830
Adjustment of securities available for sale to fair value ...     --            (42)        --           --           (42)
Purchase of treasury stock (269,750 shares) .................     --           --         (3,418)        --        (3,418)
Acquisition of common stock by RRP ..........................     (578)        --            578         --          --
Amortization of award of RRP stock ..........................       38         --           --           --            38
Cash dividends declared .....................................     --           --           --           --          (156)
Allocation of ESOP stock (11,960 shares) ....................     --           --           --           --           158
                                                                ------        -----       ------       -------    -------


Balance at December 31, 1996 ................................     (540)          46       (2,840)        --        21,671
                                                               =======        =====       ======       =======    =======

                                    See accompanying notes to consolidated financial statements.

                                       SFS BANCORP, INC. AND SUBSIDIARY

                                    Consolidated Statements of Cash Flows

                             For the years ended December 31, 1996, 1995 and 1994

                                                                            1996          1995          1994
                                                                          --------     --------     --------
                                                                                     (in thousands)
Increase (decrease) in cash and cash equivalents:
    Reconciliation of net income to net cash provided by operating activities:
         Net income ..................................................    $    830          855          511
                                                                          --------     --------     --------
         Adjustments to reconcile net income to net cash provided by operating activities:
              Depreciation and amortization ..........................         140          143          142
              Net (accretion) amortization on investment securities ..         (12)         (30)           5
              Amortization of award of ESOP ..........................         158          156         --
              Amortization of award of RRP ...........................          38         --           --
              Provision for possible loan losses .....................         120          370          120
              Recovery credited to the allowance .....................        --             (7)        --
              Other real estate writedown ............................           7         --            112
              Loss on sale of other real estate ......................        --           --             12
              (Gain) loss on sale of available for sale securities ...          (8)        --            109
              Proceeds from sale of mortgage loans held for sale .....        --           --            279
              Net mortgage loans made to customers and held for sale .        --           --           (281)
              Net loss on sale of mortgage loans held for sale .......        --           --              2
              (Increase) decrease in accrued interest receivable .....          24         (109)         (71)
              (Increase) decrease in prepaid expenses and other assets
                                                                              (705)         (60)          36
              (Decrease) increase in accrued expenses and other
                liabilities ..........................................         246          (27)         386
                                                                          --------     --------     --------
                  Total adjustments ..................................           8          436          851
                                                                          --------     --------     --------
                  Net cash provided by operating activities ..........         838        1,291        1,362

Cash flows from investing activities:
     Proceeds from maturity/paydown of investment securities .........       8,924        8,269        4,847
     Purchases of investment securities ..............................      (6,000)      (9,995)      (5,907)
     Purchase of securities available for sale .......................        --           --         (6,885)
     Redemption (purchase) of FHLB Stock .............................         (98)           6          (31)
     Principal collected on mortgaged-backed securities ..............       3,984        2,954        3,406
     Net (increase) decrease in loan made to customers ...............     (10,859)      (2,710)       1,768
     Capital expenditures, net of disposals ..........................        (647)         (90)         (58)
     Purchase of loans receivable ....................................      (6,973)      (5,245)      (3,305)
     Purchases of mortgage-backed securities .........................        --         (5,381)        --
     Proceeds from the sale of available for sale securities .........       5,952         --          3,888
     Proceeds from the sale of other real estate .....................         193          378          115
                                                                          --------     --------     --------
                  Net cash used by investing activities ..............      (5,524)     (11,814)      (2,162)
                                                                          --------     --------     --------

                                              SFS BANCORP, INC. AND SUBSIDIARY

                                      Consolidated Statements of Cash Flows, Continued

                                    For the years ended December 31, 1996, 1995 and 1994



                                                                          1996         1995          1994
                                                                                  (in thousands)

Cash flows from financing activities:
     Net increase in deposits .....................................    $    945        1,372        3,646
     Net increase (decrease) in advance payments by borrowers for
       property taxes and insurance ...............................        (242)         132          141
     Purchase of treasury stock ...................................      (3,418)        --           --
     Cash dividends paid ..........................................        (156)        --           --
     Net proceeds from common stock issued in stock conversion ....        --         14,200         --
     Acquisition of common stock by ESOP ..........................        --         (1,196)        --
                                                                       --------     --------     --------
                  Net cash provided (used) in financing activities       (2,871)      14,508        3,787
                                                                       --------     --------     --------

Net increase (decrease) in cash and cash equivalents ..............      (7,557)       3,985        2,987
Cash and cash equivalents at beginning of year ....................      10,453        6,468        3,481
                                                                       --------     --------     --------
Cash and cash equivalents at end of year ..........................    $  2,896       10,453        6,468
                                                                       ========     ========     ========

Supplemental  disclosures  of cash flow  information:
    Cash paid during the year
     for:
         Interest paid ............................................    $  6,187        6,264        5,119
                                                                       ========     ========     ========

         Taxes paid ...............................................    $    509          520           20
                                                                       ========     ========     ========
Supplemental schedule of noncash investing activities:
     Transfer of loans to other real estate owned .................    $    178          367          315
                                                                       ========     ========     ========

Investment securities reclassified as available for sale upon the
    adoption of Statement of Financial Accounting Standards No. 115    $   --           --          5,000
                                                                       ========     ========     ========

Adjustment of securities available for sale to fair value .........    $    (42)         200         (112)
                                                                       ========     ========     ========

Decrease in excess of cost over market value of marketable equity
    securities ....................................................    $   --           --           --
                                                                       ========     ========     ========



                        See accompanying notes to consolidated financial statements.

                        SFS BANCORP, INC. AND SUBSIDIARY

(1)    Summary of Significant Accounting Policies

       SFS Bancorp, Inc. (the Holding Company) was incorporated under Delaware law in March, 1995 as a holding company to purchase 100% of the common stock of Schenectady Federal Savings Bank and subsidiary (the Bank). The Bank converted from a mutual form to a stock form institution, and the Holding Company completed its initial public offering on June 29, 1995, at which time the Holding Company purchased all of the outstanding stock of the Bank. To date, the principal operations of SFS Bancorp, Inc. and subsidiary (the Company) have been those of the Bank.

       The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements:

       (a)    Basis of Presentation

              The accompanying consolidated financial statements include the accounts of the Holding Company, its wholly owned subsidiary the Bank, and the Bank's wholly owned subsidiary. All significant intercompany transactions and balances are eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the thrift industry. In the OParent Company OnlyO financial statements, the investment in the wholly owned subsidiary is carried under the equity method of accounting.

              The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of real estate owned, management obtained appraisals for significant properties.

       (b)    Business

              A substantial portion of the Company's assets are loans secured by real estate in the upstate New York area. In addition, a substantial portion of the real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are dependent upon market conditions in the upstate New York region.

       (c)    Cash Equivalents

              For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

       (d)    Securities Available for Sale and Investment Securities

              The Company adopted Statement of Financial Accounting Standards No. 115, (SFAS No. 115) "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. These securities are adjusted for amortization of premium and accretion of discount using a method which approximates the level-yield method. All other debt and equity securities are classified as securities available-for-sale and are reported at fair value, with net unrealized gains or losses reported as a separate component of equity. Realized gains and losses on the sale of securities available-for-sale are determined using the specific identification method.

       (e)    Mortgage-Backed Securities

              Mortgage-backed securities, which are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Corporation ("FNMA"), represent participating interests in direct pass-through pools of long-term first mortgage loans originated and serviced by the issuers of the securities. These investment securities are carried at amortized cost, with amortization of premiums and accretion of discounts determined using the level-yield method over the remaining term to maturity. Management has the positive intent and ability to hold these investment securities to maturity.

       (f)    Loans Receivable

              Loans receivable are stated at unpaid principal amount, net of unearned discount, unamortized premiums, deferred loan fees and the allowance for loan losses. Premiums and discounts on related loans are amortized into income using a method that approximates the level-yield method. Loan origination fees net of certain related costs are generally amortized into income over the estimated term of the loan. Interest income on loans is not recognized when considered doubtful of collection by management.

              Loans considered doubtful of collection by management are placed on a nonaccrual status for the recording of interest. Generally loans past due 90 days or more as to principal or interest are placed on nonaccrual status except for certain loans which, in management's judgment, are adequately secured and for which collection is probable. Previously accrued income that has not been collected is reversed from current income. Thereafter, the application of payments received (principal or interest) is dependent on the expectation of ultimate repayment of the loan. If ultimate repayment of the loan is expected, any payments received are applied in accordance with contractual terms. If ultimate repayment of principal is not expected or management judges it to be prudent, any payment received on a nonaccrual loan is applied to principal until ultimate repayment becomes expected. Loans are removed from nonaccrual status when they become current as to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to principal and interest. Amortization of related deferred fees is suspended when a loan is placed on nonaccrual status.

              The Company maintains an allowance for loan losses for estimable and probable losses. The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for known and inherent risks in the present portfolio. ManagementOs evaluation of the adequacy of the allowance takes into consideration such factors as the historical loan loss experience, changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowersO ability to pay. The determination of the amount of the allowance for loan losses includes estimates that are susceptible to significant fluctuations due to changes in appraisal values of collateral and general economic conditions. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly in the Capital District region of New York State. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based upon their judgment of information available to them at the time of their examination.

              In 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 114 (SFAS No.
              114), "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 was amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," (SFAS No. 118). These statements prescribe recognition criteria for loan impairment generally related to commercial type loans, and measurement methods for certain impaired loans and all loans whose terms are modified in troubled debt restructurings subsequent to the adoption of these statements. A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement.

              On January 1, 1995, the Company adopted the provisions of SFAS No. 114 and SFAS No. 118 and has provided the required disclosures. The effect of adoption was not material to the consolidated financial statements. As a matter of policy, the Company generally places impaired loans on nonaccrual status and recognizes interest income on such loans only on a cash basis, upon receipt of interest payments from the borrower. In some instances, all monies received from the borrower, or from the proceeds of collateral, are applied directly to reduce the principal balance of the loan, and no interest income is recognized until the principal balance of the impaired loan is paid in full or is no longer considered impaired.

       (g)    Real Estate Owned

              Included in real estate owned are assets received from foreclosure and in-substance foreclosures. In accordance with SFAS No. 114, a loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

              Foreclosed assets, including in-substance foreclosures, are recorded on an individual asset basis at net realizable value which is the lower of fair value minus estimated costs to sell or "cost" (defined as the fair value at initial foreclosure). When a property is acquired or identified as in-substance foreclosure, the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent writedowns to carry the property at fair value are included in noninterest expense.

       (h)    Premises and Equipment

              Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line or accelerated method over the estimated useful lives of the related assets. Useful lives are 20 to 50 years for banking house and 3 to 15 years for furniture, fixtures, and office equipment.

       (i)    Employee Benefit Plans

              The Company has a defined benefit pension plan covering all full time employees meeting age and service requirements. The projected unit credit method was utilized to measure the net periodic pension costs over the employee's service life.

       (j)    Income Taxes

              Income taxes are provided on income reported in the consolidated statements of income regardless of when such taxes are payable. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, OAccounting for Income TaxesO (SFAS No. 109). SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The CompanyOs policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

       (k) Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

              In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 (SFAS No.
              125), which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. In addition, SFAS No. 125 amends SFAS No. 115 to prevent a security from being classified as held to maturity if the security can be prepaid or settled in such a manner that the holder of the security would not recover substantially all of its recorded investment. The extension of the SFAS No. 115 approach to certain non-security financial assets and the amendment of SFAS No. 115 are effective for financial assets held on or acquired after January 1, 1997. Effective January 1, 1997, SFAS No. 125 will supersede SFAS No. 122. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. Management believes the adoption of SFAS No. 125 will not have a material impact on the CompanyOs consolidated financial statements.

       (l)    Borrowings

              The Company has an overnight line of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York as of December 31, 1996 totaling approximately $16.6 million. The interest rate may fluctuate based on existing market conditions and customersO demands for credit. There were no amounts outstanding under this line of credit at December 31, 1996.

       (m)    Earnings per Share

              Earnings per share was determined by dividing net income by the weighted average number of shares outstanding during the period. The weighted average number of shares does not include unallocated employee stock ownership plan shares. Earnings per share in 1995 were compiled on earnings and weighted average shares from the date of conversion through December 31, 1995. The weighted average number of shares outstanding was 1,248,074 for the year ended December 31, 1996, and 1,495,000 for the period from the date of conversion through December 31, 1995. In calculating earnings per share for 1995, post conversion net income of $613,000 was used. The effect of outstanding stock option awards is not material to the calculation of earnings per share. Earnings per share are not presented for periods prior to the initial stock offering as the Bank was a mutual thrift at the time and no stock was outstanding.

       (n)    Reclassifications

              Certain amounts in the prior years' financial statements are reclassified whenever necessary, in order to conform to the presentation in the current year's financial statements.


(2)    Conversion to Stock Ownership

       On June 29, 1995, the Holding Company sold 1,495,000 shares of common stock at $10.00 per share to depositors, employees of the Bank, and outsiders. Net proceeds from the sale of stock of the Holding Company, after deducting conversion expenses of approximately $750,000, were $14.2 million and are reflected as common stock and additional paid-in capital in the accompanying consolidated balance sheets. The Company utilized $7.1 million of the net proceeds to acquire all of the capital stock of the Bank.

       As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

       The Bank's capital exceeds all of the fully phased-in capital regulatory requirements. The Office of Thrift Supervision ("OTS") regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distribution during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval. At December 31, 1996, the maximum amount that could have been paid by the Bank to the Holding Company was approximately $7.0 million.

       Unlike the Bank, the Holding Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders.

(3)    Reserve Requirements

       The Company is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $171,000 and $149,000 at December 31, 1996 and 1995, respectively.

       The Company is also required to maintain certain levels of stock in the Federal Home Loan Bank of New York.

(4)    Securities Available-for-Sale

       The available-for-sale portfolio at December 31, 1996 and 1995 consists of mutual funds representing investments in both adjustable and fixed rate mortgage-related securities and U.S. Government obligations.

       The amortized cost and approximate fair value at December 31, 1996 and 1995 is as follows:

                                                                                     1996
                                                             -------------------------------------------------------
                                                                                (in thousands)
                                                                               Gross          Gross      Approximate
                                                              Amortized     Unrealized     Unrealized       Fair
                                                                Cost           Gains         Losses         Value
                                                                ----           -----         ------         -----
           Mutual funds                                      $  1,944           46            --             1,990
                                                               -------        -----          ------       --------
               Total securities available-for-sale           $  1,944           46            --             1,990
                                                               =======        =====          ======       ========

                                                                                     1995
                                                             -------------------------------------------------------
                                                                                (in thousands)
                                                                               Gross          Gross      Approximate
                                                              Amortized     Unrealized     Unrealized       Fair
                                                                Cost           Gains         Losses         Value
                                                                ----           -----         ------         -----
           Mutual funds                                      $  7,888           88             --           7,976
                                                               -------        -----          ------       --------
               Total securities available-for-sale           $  7,888           88             --           7,976
                                                               =======        =====          ======       ========

       Proceeds from the sale of securities available-for-sale were approximately $6.0 million, $0, and $3.9 million during 1996, 1995 and 1994, respectively. During 1996, the sale of available-for-sale securities resulted in gross realized gains of $44,000 and gross realized losses of $36,000. During 1994, the sale of available for sale securities resulted in gross realized gain of approximately $8,000.


(5)    Investment and Mortgage-Backed Securities

       (a)    Investment Securities

              The amortized cost and approximate fair values of investment securities at December 31, 1996 is as follows:

                                                           Gross         Gross       Approximate
                                            Amortized    Unrealized    Unrealized      Fair
                                              Cost         Gains         Losses        Value
                                              ----         -----         ------        -----
                                                               (in thousands)
U.S. Government securities and agencies      $13,461            1          (98)       13,364

States and political subdivisions .....           84         --           --              84
Public utilities ......................        2,201         --             (7)        2,194
                                             -------      -------      -------       -------
  Total investment securities .........      $15,746            1         (105)       15,642
                                             =======      =======      =======       =======

              The amortized cost and approximate fair values of investment securities at December 31, 1995 is as follows:

                                                           Gross         Gross      Approximate
                                            Amortized    Unrealized   Unrealized        Fair
                                              Cost         Gains        Losses         Value
                                              ----         -----        ------         -----
                                                               (in thousands)
U.S. Government securities and agencies      $15,660           58           (6)       15,712

States and political subdivisions .....           93         --           --              93
Corporate securities ..................          204         --           --             204
Public utilities ......................        2,701            4           (2)        2,703
                                             -------      -------      -------       -------
  Total investment securities .........      $18,658           62           (8)       18,712
                                             =======      =======      =======       =======

              There were no sales of investment securities during 1996, 1995 and 1994.

              The amortized cost and approximate fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Amortized         Estimated
                                                         Cost           Fair Value
                                                         ----           ----------
                                                              (in thousands)
                Due within one year                    $  4,251              4,245
                Due one year to five years               10,216             10,118
                Due five years to ten years                  84                 84
                Due after ten years                       1,195              1,195
                                                        -------          ---------
                     Total debt securities             $ 15,746             15,642
                                                       ========             ======

       (b)    Mortgage-Backed Securities

              A summary of mortgage-backed securities at December 31, 1996 is as follows:

                                          Gross           Gross         Estimated
                          Amortized     Unrealized      Unrealized        Fair
                            Cost          Gains           Losses         Value
                            ----          -----           ------         -----
                                              (in thousands)

GNMA .............        $ 2,538            183              (1)          2,720
FHLMC ............         12,395             15            (254)         12,156
FNMA .............          5,501             34             (89)          5,446
                          -------        -------         -------         -------
                          $20,434            232            (344)         20,322
                          =======        =======         =======         =======

              A summary of mortgage-backed securities at December 31, 1995 is as follows:

                                          Gross          Gross        Estimated
                          Amortized     Unrealized      Unrealized       Fair
                            Cost          Gains          Losses          Value
                            ----          -----          ------          -----
                                             (in thousands)

GNMA .............        $ 3,107            240            --             3,347
FHLMC ............         14,388             55             (87)         14,356
FNMA .............          6,923             45             (26)          6,942
                          -------        -------         -------         -------
                          $24,418            340            (113)         24,645
                          =======        =======         =======         =======

              There were no sales of mortgage-backed securities during 1996, 1995 and 1994.

              The amortized cost and estimated fair value of mortgage-backed securities at December 31, 1996, by final contractual maturity date, are shown below. Contractual maturities will differ from actual maturities because borrowers have the right to call or prepay obligations without penalties.

                                                        Amortized     Estimated
                                                         Cost         Fair Value
                                                         ----         ----------
                                                             (in thousands)

Due within five years ........................          $14,366           14,035
Due five years to ten years ..................              236              240
Due after  ten years .........................            5,832            6,047
                                                        -------          -------
                                                        $20,434           20,322
                                                        =======          =======

              The  Company  held  no   mortgage-backed   securities  with  final
contractual maturities of one year or less.

(6)    Loans Receivable, Net

       A summary of loans receivable at December 31, 1996 and 1995 is as follows:

                                                              1996         1995
                                                              ----         ----
                                                                (in thousands)
Loans secured by real estate:
     Residential:
         Conventional ................................     $ 84,840       64,322
         Home equity .................................       22,904       22,723
         FHA insured .................................        3,511        4,797
         VA guaranteed ...............................        2,810        3,100
     Commercial and multi family .....................        4,532        6,144
                                                           --------     --------
                                                            118,597      101,086
                                                           --------     --------
Other loans:
     Education .......................................            4           22
     Commercial ......................................            4            5
     Personal ........................................           34           41
     Property improvement ............................            3            5
     Loans on savings accounts .......................          478          361
                                                           --------     --------
                                                                523          434
                                                           --------     --------
Less:
     Unearned discount and net deferred loan fees ....           23           27
     Allowance for loan losses .......................          642          572
                                                           --------     --------
                                                                665          599
                                                           --------     --------
         Loans receivable, net .......................     $118,455      100,921
                                                           ========     ========

       Not included in the Company's loans receivable are real estate mortgages serviced by the Bank for other institutions of approximately $4.2 and $4.9 million at December 31, 1996 and 1995, respectively.

       As a result of the adoption of SFAS No. 114, the allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain loans where repayment of the loan is expected to be provided solely by the underlying collateral (collateral dependent loans). The Company's impaired loans at December 31, 1996 and 1995 were collateral dependent. The Company considers estimated costs to sell, on a discounted basis, when determining the fair value of collateral in the measurement of impairment if those costs are expected to reduce the cash flows available to repay or otherwise satisfy the loans.

       At both December 31, 1996 and 1995, the recorded investment in loans that were considered to be impaired under SFAS No. 114 totaled approximately $744,000. The amount in both years represents one impaired loan that, as a result of charge-offs of approximately $202,000, did not require an allowance for credit losses determined in accordance with SFAS No. 114. The average recorded investment in impaired loans during the twelve months ended December 31, 1996 and 1995 was approximately $744,000 and $1,091,000, respectively.

       For the years ended December 31, 1996 and 1995, the Company recognized approximately $74,000 and $50,000 of interest income on impaired loans, respectively.

       The  following   table  sets  forth  the   information   with  regard  to
non-performing loans:

                                                                1996           1995
                                                               ------       -------
                                                                  (in thousands)

         Loans on a nonaccrual status                        $    801           798
         Loans contractually past due 90 days or more
             and still accruing interest                           32            41
         Restructured loans                                       --             --
                                                               ------       -------
                  Total non-performing loans                 $    833           839
                                                               ======       =======


       Interest on nonaccrual and restructured loans of approximately $81,000, $99,000 and $196,000 would have been earned in accordance with the original contractual terms of the loans in 1996, 1995 and 1994, respectively. Approximately $74,000, $38,000 and $47,000 of interest was collected and recognized as income in 1996, 1995 and 1994, respectively. There are no commitments to extend further credit on the restructured loans.

       Certain directors and executive officers of the Company were customers of and had other transactions with the Company in the ordinary course of business. Loans to these parties were made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled approximately $145,000 and $140,000 at December 31, 1996 and 1995, respectively. Total advances to the directors and executive officers during the year ended December 31, 1996 were $13,000. Total payments made on these loans were approximately $8,000.

       Changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                     1996       1995       1994
                                                     ----       ----       ----
                                                           (in thousands)

Balance, beginning of year ....................     $ 572        861        804
Provision charged to operations ...............       120        370        120
Loans charged off .............................       (87)      (718)      (101)
Recoveries on loans previously charged off ....        37         59         38
                                                    -----      -----      -----
Balance, end of year ..........................     $ 642        572        861
                                                    =====      =====      =====

(7)    Accrued Interest Receivable

       A summary of accrued interest receivable as of December 31, 1996 and 1995 by type was as follows:

                                                              1996           1995
                                                              ----           ----
                                                                 (in thousands)
Loans ..............................................        $  693           645
Mortgage-backed securities .........................           120           144
Investment securities ..............................           324           372
                                                            ------        ------
    Total accrued interest receivable ..............        $1,137         1,161
                                                            ======        ======

(8)    Premises and Equipment, Net

       Premises and equipment at December 31, 1996 and 1995 are summarized by major classification as follows:

                                                                1996        1995
                                                                  (in thousands)
Land ...................................................      $  305         305
Leasehold improvements .................................         240         203
Office buildings .......................................       2,338       1,915
Furniture, fixtures and equipment ......................         889         842
                                                              ------      ------
        Total ..........................................       3,772       3,265

Less accumulated depreciation and amortization .........       1,851       1,851
                                                              ------      ------
        Premises and equipment, net ....................      $1,921       1,414
                                                              ======      ======

       Depreciation and amortization included in office occupancy and equipment expense amounted to approximately $140,000, $143,000 and $142,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(9)    Real Estate Owned

       A summary of real estate acquired through foreclosure by the Company or classified as in-substance foreclosure as of December 31, 1996 and 1995 is as follows:

                                                            1996            1995
                                                            ----            ----
                                                              (in thousands)
Residential (1 - 4 family) .....................            $ 93            --
Commercial property ............................              85             200
                                                            ----            ----
    Total real estate owned ....................            $178             200
                                                            ====            ====

(10)   Due to Depositors

       Due to depositors account balances at December 31, 1996 and 1995 are summarized as follows:

                                                  Stated
                                                   rate       1996         1995
                                                         (in thousands)
Savings deposit accounts:
     Passbook and statement deposit accounts
                                                    3.00%   $ 37,152      40,745
     Money market deposit accounts .........    2.76 - 4.41    6,074       4,237

                                                            --------    --------
                                                              43,226      44,982
Time deposit accounts:

           3.00 - 3.99 .....................                    --         1,124
           4.00 - 4.99 .....................                  23,244       2,691
           5.00 - 5.99 .....................                  50,815      51,996
           6.00 - 6.99 .....................                  12,835      28,119
           7.00 - 7.99 .....................                     --          618
           8.00 - 8.99 .....................                     --          151
                                                            --------    --------
                                                              86,894      84,699
NOW deposit accounts .......................        1.75       9,104       7,913
Demand deposit accounts ....................           0       1,392       2,077
                                                            --------    --------
         Total deposits ....................                $140,616     139,671
                                                            ========    ========

       The approximate amount of contractual maturities of time deposit accounts at December 31, 1996 are as follows:


                Year ended December 31,     (in thousands)
                            1997                $59,914
                            1998                 16,040
                            1999                  7,528
                            2000                  2,328
                            2001                  1,084
                                                -------
                                                $86,894

       At  December  31, 1996 and 1995,  the  aggregate  amount of time  deposit
       accounts   with   balances   equal  to  or  in  excess  of  $100,000  was
       approximately $6.2 million and $5.4 million, respectively.

       Interest expense on deposits and advance payments by borrowers for property taxes and insurance for the years ended December 31, 1996, 1995 and 1994 is summarized as follows:

                                                             1996       1995      1994
                                                                   (in thousands)

Escrow balances .......................................    $   25         29         25
Passbook and statement savings ........................     1,173      1,325      1,706
Money market accounts .................................       161        129        155
Time deposits .........................................     4,680      4,620      3,054
NOW accounts ..........................................       148        133        137
                                                           ------     ------     ------
     Total interest on deposits and advance payments by
        borrowers for property taxes and insurance ....    $6,187      6,236      5,077
                                                           ======     ======     ======

Weighted average interest rates .......................      4.32%      4.39%      3.66%
                                                           ======     ======     ======


(11)   Income Taxes

       As discussed in Note 1, the Company adopted SFAS No. 109 as of January 1, 1993. At implementation, the Company was unable to record any impact of the prior years' net operating loss carryforwards due to the uncertainty of the realization of the resultant deferred tax asset. Therefore, the adoption of SFAS No. 109 had no material impact on the Company's financial position at January 1, 1993.

       The following is a summary of the components of income tax expense for the year ended December 31:

                                                 1996           1995        1994
                                                 ----           ----        ----
                                                         (in thousands)
Current tax expense:
    Federal ............................        $ 372           306          175
    State ..............................           76            50           40
    Deferred benefit ...................         (554)         --           --
                                                -----         -----        -----
Income tax expense (benefit) ...........        $(106)          356          215
                                                =====         =====        =====

       The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows:

                                                1996                      1995                      1994
                                       ----------------------    ---------------------      ----------------------
                                                       % of                      % of                      % of
                                                      Pretax                    Pretax                    Pretax
                                        Amount        Income      Amount        Income       Amount       Income
                                        ------        ------      ------        ------       ------       ------
                                                                      (dollars in thousands)

Tax expense at statutory rate ...       $ 246          34.0%      $ 412           34.0%       $247           34.0%
Utilization of net operating loss
    carryforward ................          --            --          --             --         (97)         (13.4)
State income tax, net of
    federal tax benefit .........          45           6.2          33            2.7          26            3.6
Change in beginning of year
   balance of the valuation
   allowance for deferred tax
   assets .......................        (396)        (54.7)        (78)          (6.4)         --            --
Other, net ......................          (1)          (.1)        (11)           (.9)         39            5.4
                                        -----         ----         -----          ----         ---           ----
                                        $(106)        (14.6)%     $ 356           29.4%       $215           29.6%
                                        =====         =====       =====           ====        ====           ====

       The tax effects of significant temporary differences that give rise to the deferred tax assets and liabilities as of December 31, 1996 and 1995, are as follows:

                                                                              1996           1995
                                                                            --------        --------
                                                                                (in thousands)
                Deferred tax assets:
                    Allowance for loan losses                             $      276             195
                    Deferred loan fees, net                                        3               4
                    Deferred compensation and pension costs                      406             303
                    Recognition and retention plan expense                        62             --
                    Securities basis adjustment                                   46              54
                                                                            --------        --------
                         Total gross deferred tax assets                         793             556
                         Less valuation allowance                                (96)           (492)
                                                                            --------        --------
                         Net deferred tax assets                                 697              64
                                                                            --------        --------

                Deferred tax liabilities:
                    Depreciation differences                                      74              48
                    Accretion of discount on securities                           19              16
                    Other items                                                   50             --
                                                                            --------        --------
                         Total gross deferred tax liabilities                    143              64
                                                                            --------        --------

                         Net deferred tax asset at year-end                      554              -

                         Net deferred tax asset at beginning of year             --               -

                         Deferred tax benefit for the years ended         $      554              -
                                                                            ========        =======

       The valuation allowance for deferred tax assets as of December 31, 1996 was $96,000, a reduction of $396,000 from December 31, 1995. This reduction was primarily the result of the expected realization of certain deferred items which were previously considered to be uncertain. In evaluating the valuation allowance the Company takes into consideration the nature and timing of the deferred tax asset items as well as the amount of available open tax carrybacks. The Company has fully reserved its New York State deferred tax asset, which is a significant component of deferred tax assets, due to the lack of carryback and carryforward provisions available in New York State. Any changes in the deferred tax asset valuation allowance is based upon the CompanyOs continuing evaluation of the level of such allowance and the realizability of the temporary differences creating the deferred tax asset.

       Formerly, as a qualifying thrift institution under IRS guidelines, the Bank was allowed a special bad debt deduction which has not been subject to deferred taxes through December 31, 1987 in accordance with SFAS No.
       109. Accordingly, no deferred tax liability has been recorded for the tax bad debt reserve at December 31, 1987. This reserve, which was approximately $4.6 million at December 31, 1987, will not be subject to tax as long as the Bank does not redeem stock or have excess distributions to its shareholder.


(12)   Fair Value of Financial Instruments

       SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires the Company to disclose estimated fair values for its financial instruments. SFAS No. 107 defined fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. SFAS No. 107 defines a financial instrument as cash, evidence of ownership interest in an entity, or a contract that imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

       Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no ready market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax asset and office premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses, which can have a significant effect on fair value estimates, have not have been considered in the estimates of fair value under SFAS No. 107.

       In addition there are significant intangible assets that SFAS No. 107 does not recognize, such as the value of "core deposits", the Company's branch network and other items generally referred to as "goodwill."

       The following tables present the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995:

                                                                            December 31, 1996
                                                                       --------------------------
                                                                             (in thousands)
                                                                        Carrying        Estimated
                                                                         Amount        Fair Value
                                                                         ------        ----------
Cash and cash equivalents ....................................         $  2,896            2,896
Securities available for sale ................................            1,990            1,990
Debt securities ..............................................           15,746           15,642
Mortgage-backed securities ...................................           20,434           20,322
Accrued interest receivable ..................................            1,137            1,137

Loans ........................................................          119,120          118,903

  Less:  allowance for loan losses ...........................              642             --
            unearned discount, and deferred loan fees, net ...               23             --
                                                                       --------         --------
       Net loans .............................................          118,455          118,903
                                                                       --------         --------
           Total financial assets ............................         $160,658          160,890
                                                                       ========         ========

Savings, now, and demand deposit accounts ....................           53,722           53,722
Time deposit accounts ........................................           86,894           86,968
Advance payments by borrowers for property taxes and insurance            1,160            1,160
Accrued interest on depositors accounts ......................                7                7
                                                                       --------         --------
           Total financial liabilities .......................         $141,783          141,857
                                                                       ========         ========

                                                                           December 31, 1995
                                                                       --------------------------
                                                                             (in thousands)
                                                                        Carrying         Estimated
                                                                        Amount          Fair Value
                                                                        ------          ----------
Cash and cash equivalents ....................................         $ 10,453           10,453
Securities available-for-sale ................................            7,976            7,976
Debt securities ..............................................           18,658           18,712
Mortgage-backed securities ...................................           24,418           24,645
Accrued interest receivable ..................................            1,161            1,161

Loans ........................................................          101,520          102,389

  Less:  allowance for loan losses ...........................              572             --
            unearned discount, and deferred loan fees, net ...               27             --
                                                                       --------         --------
       Net loans .............................................          100,921          102,389
                                                                       --------         --------
           Total financial assets ............................         $163,587          165,336
                                                                       ========         ========

Savings, now, and demand deposit accounts ....................           54,972           54,972
Time deposit accounts ........................................           84,699           85,234
Advance payments by borrowers for property taxes and insurance            1,402            1,402
Accrued interest on depositors accounts ......................               10               10
                                                                       --------         --------
           Total financial liabilities .......................         $141,083          141,618
                                                                       ========         ========

       Financial Instruments with Carrying Amount Equal to Fair Value The carrying amount of cash and due from banks and federal funds sold (collectively defined as "cash and cash equivalents"), accrued interest receivable, accrued interest payable, and advance payments by borrowers for property taxes and insurance is considered to be equal to fair value as a result of their short-term nature.

       Securities Available for Sale, Debt Securities and Mortgage-Backed Securities The fair value of securities available for sale, investment securities and mortgage-backed securities is estimated based on bid prices published in financial newspapers and bid quotations received from either quotation services or securities dealers.

       Loans
       Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as one- to four-family, commercial real estate, consumer and commercial loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

       The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the contractual term of the loans to maturity, adjusted for estimated prepayments.

       Fair value for nonperforming loans is based on recent external appraisals and discounting of cash flows. Estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

       Deposit Liabilities
       Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings deposits, NOW deposits and money market deposits, must be stated at the amount payable on demand as of December 31, 1996 and 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates of deposit liabilities in the foregoing table do not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

       Commitments to Extend Credit and Standby Letters of Credit
       The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current level of interest rates and the committed rates. Based on an analysis of the foregoing factors, the fair value of these items approximates their carrying value at December 31, 1996 and 1995.


(13)   Commitments and Contingent Liabilities

       (a)    Off-Balance Sheet Financing and Concentrations of Credit

              The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are limited to commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. The contract amounts of these instruments reflect the extent of involvement by the Company.

              The Company's exposure to credit loss in the event of nonperformance by the other party to the commitment to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

              Contract amounts of financial instruments that represent credit risk as of December 31, 1996 and 1995 at fixed and variable interest rates are as follows:

                                                              1996
                                               --------------------------------
                                                 Fixed      Variable      Total
                                                 -----      --------      -----
                                                         (in thousands)
Financial instruments
  whose contract amounts represent
  credit risk:
    Conventional mortgage loans .........      $   316        1,572        1,888
    Home equity .........................         --         10,278       10,278
    Commercial loans ....................          306         --            306
    Overdraft loans .....................          114         --            114
                                               -------      -------      -------
                                               $   736       11,850       12,586
                                               =======      =======      =======
                                                               1995
                                               --------------------------------
                                                Fixed        Variable     Total
                                                -----        --------     -----
                                                          (in thousands)
Financial instruments
  whose contract amounts represent
  credit risk:
    Conventional mortgage loans .........      $   483        3,054        3,537
    Home equity .........................         --          9,172        9,172
    Commercial loans ....................          152         --            152
    Overdraft loans .....................          112         --            112
                                               -------      -------      -------
                                               $   747       12,226       12,973
                                               =======       ======       ======

              The range of interest rates on fixed rate commitments was 5.0% to 18.0% at December 31, 1996 and 6.25% to 18.00% at December 31,
              1995. The Company offers various adjustable rate mortgage (ARM) products on 1-4 family residential dwellings. The principal one-year ARM offered as of December 31, 1996 has a 2.00% annual interest rate adjustment cap, and uses the weekly average from the one-year Treasury Constant Maturity Series, plus a margin of 3.00%, as an index for rate adjustments. The lifetime rate ceiling for the one-year ARM product at December 31, 1996 was 6.00% above the initial rate. The Company also offers 3/1 and 5/1 ARM products where the rate is fixed for the first 3 and 5 years, respectively. After the initial fixed term, the mortgage has the same characteristics as a one-year ARM. The other ARM product offered at December 31, 1996, was a jumbo ARM with a lifetime ceiling of 6.00% above the initial rate. The Company does not originate loans which provide for negative amortization. Mortgage loan terms vary from 10 to 30 years.

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and construction loan commitments are secured by a first or second lien on real estate. Typically, consumer credit and overdraft loans do not require collateral.

              The Company does not engage in investments in futures contracts, forwards, swaps, option contracts or other derivative investments with similar characteristics.

       (b)    Lease Commitments

              The Company leases a branch facility under a noncancelable operating lease expiring in 2006. Total expenses under this lease for the years ended December 31, 1996, 1995 and 1994 were approximately $45,000, $42,000 and $40,000, respectively. A summary of the future minimum commitments required under the noncancelable facility lease are as follows:

                     Years ending December 31:                  (in thousands)
                               1997                               $    48
                               1998                                    48
                               1999                                    48
                               2000                                    48
                               2001                                    48
                               Thereafter                             252
                                                                    -----
                                                                  $   492
                                                                  =======

(14)   Employee Benefit Plans

       The Company's defined benefit, non-contributory, pension plan (the OPlanO) covers all full time employees meeting age and service requirements. The benefit formula is equal to 2% of three year average base earnings multiplied by the number of years of credited service up to 30 years. Benefits contemplated by the plan are being funded under a group annuity contract with an insurance company.

       The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1996 and 1995:

                                                              1996         1995
                                                           -------     -------
                                                                (in thousands)
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including
     vested benefits of approximately $2,828,000 in
     1996 and $2,585,000 in 1995 .......................    $(2,927)     (2,630)
                                                            =======     =======

   Projected benefit obligation for service
      rendered to date .................................     (3,936)     (3,588)
   Plan assets at fair value ...........................      3,190       2,865
                                                            -------     -------
   Projected benefit obligations in excess
      of plan assets ...................................       (746)       (723)
   Unrecognized net loss from past experience
      different from that assumed of effects
      and changes in assumptions .......................        359         293
   Unrecognized prior service costs ....................          2           2
   Unrecognized net obligation at January 1,
      1989 being recognized over 19.66 years ...........        269         292

                                                            -------     -------
   Accrued pension liability ...........................    $  (116)       (136)
                                                            =======     =======

              Net pension cost for 1996 and 1995 included the following components:

                                                               1996        1995
                                                               ----        ----
Service cost - benefits earned during the period .......      $ 171         139
Interest cost on projected benefit obligations .........        265         237
Actual return on plan assets ...........................       (171)       (352)
Net amortization and deferral ..........................        (67)        151
                                                              -----       -----
Net periodic pension cost ..............................      $ 198         175
                                                              =====       =====

       Significant assumptions used in determining pension expense of the Plan for 1996, 1995 and 1994 are as follows:

                                                1996         1995         1994
                                               ------       ------       ------
Discount rate ...........................       7.5%         7.5%         8.0%
Expected long-term rate of return .......       9.0%         9.0%         9.0%
Compensation increase rate ..............       6.0%         6.0%         6.0%

       The Company has also established an Executive Supplemental Retirement Plan for key management personnel. An expense of approximately $72,000, $107,000 and $184,000 was recorded in 1996, 1995 and 1994, respectively.

       The Company also maintains a defined contribution 401(k) savings plan, covering all full time employees who have attained age 21 and have completed one year of employment. The Company matches 50% of employee contributions that are less than or equal to 6% of the employee's salary. Total expense recorded during 1996, 1995 and 1994 was approximately $23,000, $24,000 and $22,000, respectively.

       Employee Stock Ownership Plan
       As part of the conversion discussed in Note 2, an employee stock ownership plan (ESOP) was established to provide substantially all employees of the Company the opportunity to also become stockholders. The ESOP borrowed $1,196,000 from the Company and used the funds to purchase 119,600 shares of the common stock of the Company issued in the conversion. The loan will be repaid principally from the Company's discretionary contributions to the ESOP over a period of ten years. At
       December 31, 1996 and 1995, the loan had an outstanding balance of $956,800 and $1,076,400, respectively, and an interest rate of 7.31%. Both the loan obligation and the unearned compensation are reduced by the amount of loan repayments made by the ESOP. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

       The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6 "Employees' Accounting For Stock Ownership Plans" (SOP 93-6). Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in stockholdersO equity. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $158,000 and $156,000 of compensation expense under the ESOP in 1996 and 1995, respectively.

       The ESOP shares as of December 31, 1996 were as follows:

Allocated shares ...............................................          11,960
Shares released for allocation .................................          11,960
Unallocated shares .............................................          95,680
                                                                      ----------
                                                                         119,600

Market value of unallocated shares at December 31, 1996 ........      $1,411,280
                                                                      ==========

(15)   Stock Option Plans

       The Company has established fixed Incentive Stock Option and Non-qualified Stock Option Plans. These programs reserve shares of common stock (adjusted for stock splits and dividends) for issuance to key employees. Options may be granted at a price no less than the greater of the par value or fair market value of such shares on the date on which such option is granted, and expire ten years from the date of grant.

       The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. In October 1995, the FASB issued SFAS No. 123, OAccounting for Stock-Based Compensation.O SFAS No. 123 requires Companies not using a fair value based method of accounting for employee stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: dividend of $.24 for each year; expected volatility of 25.0%; risk free interest rates of 5.6%; and expected lives of 7 years. Pro forma disclosures for the Company for the year ending December 31, 1996 is as follows:

                                           (in thousands except per share data)
Net income:
    As reported ...........................           $   830
    Pro Forma .............................               744
Earning Per Share:
    As reported ...........................               .67
    Pro Forma .............................               .60

       A summary of the status of the CompanyOs stock option plans as of December 31, 1996 and changes during the year on that date is presented below:

                                                                       Weighted-
                                                                        Average
                                                                        Exercise
                                                          Shares          Price
Options:
    Outstanding at January 1 ...................            --              --
    Granted ....................................         133,054         $12.625
    Exercised ..................................            --              --
    Cancelled ..................................         (18,687)         12.625
    Outstanding at Year-end ....................         114,367          12.625
    Exercisable at Year-end ....................            --              --

Estimated Weighted-Average Fair Value ..........        $   4.08
                                                        ========

       The following table summarizes information about the CompanyOs stock options at December 31, 1996:

                                         Options Outstanding                  Options Exercisable
                                              Weighted
                                               Average        Weighted-                     Weighted-
                                Number        Remaining        Average        Number         Average
              Exercise        Outstanding    Contractual      Exercise      Exercisable     Exercise
                Price         at 12/31/96       Life            Price       at 12/31/96       Price
                -----         -----------       ----            -----       -----------       -----
              $12.625           114,367       7 years         $12.625           --             $--


(16)   Regulatory Capital Requirements

       OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1996, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1
       (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

       Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institutionOs financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution considered well capitalized if it has a Tier 1 (core) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

       The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

       Management believes that, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the AssociationOs capital classification.

       The following is a summary of the Bank's and Company's actual capital amounts and ratios as of December 31, 1996, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution.

                                                                    Minimum Capital          Classification
                                                  Actual               Adequacy          as Well Capitalized
                                                                    ---------------      -------------------
                                            Amount       Ratio          Ratio                      Ratio
                                            ------       -----          -----                      -----
              Bank
              Tangible capital          $    17,762     10.77%          1.50%                        --
              Tier 1 (core) capital          17,762     10.77           3.00                         5.00
              Risk-based capital:
                  Tier 1                     17,762     20.19           --                           6.00
                  Total                      17,120     20.92           8.00                        10.00


                                                  Actual
                                        ----------------------
                                            Amount       Ratio
                                            ------       -----
              Consolidated
              Tangible capital          $    21,625     13.12%
              Tier 1 (core) capital          21,625     13.12
              Risk-based capital:
                  Tier 1                     21,625     24.59
                  Total                      22,267     25.32

(17)   Parent Company Financial Information

       SFS Bancorp, Inc. was organized to serve as the holding company for the Bank and began operations on June 29, 1995 in conjunction with the Bank's mutual-to-stock conversion and the Holding Company's initial public offering of its common stock. The Holding Company's statement of financial condition as of December 31, 1996 and 1995 and related statements of income and cash flows for the year ended December 31, 1996 and the period from June 29, 1995 to December 31, 1995 are as follows:

                              Statement of Financial Condition
                              as of December 31, 1996 and 1995

                                                                  1996          1995
                                                                --------     --------
                                                          (in thousands, except share data)
     Assets
Cash and cash equivalents ..................................    $     96          135
Loan receivable from subsidiary ............................       3,757        7,076
Equity in net assets of subsidiary .........................      17,808       17,030
Other assets ...............................................          58           41
                                                                --------     --------

                  Total assets .............................    $ 21,719       24,282
                                                                ========     ========

     Liabilities and Stockholders' Equity

Liabilities:
     Other liabilities .....................................    $     48           21
                                                                --------     --------

Stockholders' Equity:
     Preferred stock, $.01 par value.  Authorized 500,000
          shares; none issued ..............................    $   --           --
     Common stock, $.01 par value.  Authorized
          2,500,000 shares; 1,495,000 shares issued;
          1,270,997 and 1,495,000 shares outstanding at
          December 31, 1996 and 1995, respectively .........          15           15
     Additional paid-in capital ............................      14,260       14,221
     Retained earnings, substantially restricted ...........      11,687       11,013
     Treasury stock, at cost (224,003 shares at
          December 31, 1996, none at December 31, 1995) ....      (2,840)        --
     Common stock acquired:
         Employee stock ownership plan "ESOP" (95,680
            share and 107,640 shares at December 31,
            1996 and 1995, respectively ....................        (957)      (1,076)
         Recognition and retention plan "RRP" (42,757
            share at December 31, 1996; none at
             December 31, 1995) ............................        (540)        --
     Net unrealized gain on securities available for sale ..          46           88
                                                                --------     --------

                  Total stockholders' equity ...............      21,671       24,261
                                                                --------     --------

                  Total liabilities and stockholders' equity    $ 21,719       24,282
                                                                ========     ========

                               Statement of Income
                    For the year ended December 31, 1996 and
                  For the period from inception (June 29, 1995)
                            through December 31, 1995


                                                                  1996      1995
                                                                  ----      ----
                                                                  (in thousands)
Interest income ............................................      $384      269
Interest expense ...........................................       --       --

     Net interest income ...................................       384      269

Noninterest expense ........................................       104       49
                                                                  ----      ---

Income before income taxes and equity in undistributed
     earnings of subsidiary ................................       280      220
                                                                  ----      ---

Income tax expense .........................................       112       89
                                                                  ----      ---

Income before equity in undistributed earnings
     of subsidiary .........................................       168      131

Equity in undistributed earnings of subsidiary (for the
     year ended December  31, 1996 and the period from
     June 29, 1995 through December 31, 1995) ..............       662      724
                                                                  ----      ---

Net income .................................................      $830      855
                                                                  ====      ===

                                   Statement of Cash Flows
                           For the year ended December 31, 1996 and
                        For the period from inception (June 29, 1995)
                                  through December 31, 1995


                                                                            1996        1995
                                                                            ----        ----
                                                                            (in thousands)
Cash flows from operating activities:
     Net income .....................................................    $   830         855
     Adjustment  to  reconcile  net  income to net cash  provided  by operating activities:
           Equity in undistributed earnings of subsidiary ...........       (662)       (724)
           Increase in other assets .................................        (17)        (41)
           Increase in liabilities ..................................         27          21
                                                                         -------     -------
              Net cash provided by operating activities .............        178         111
                                                                         -------     -------

Cash flows from investing activities:
     Investment in common stock of subsidiary .......................       --        (7,100)
     Net (increase) decrease in loans ...............................      3,319      (7,076)
                                                                         -------     -------
              Net cash provided (used) in investing activities ......      3,319     (14,176)
                                                                         -------     -------

Cash flows from financing activities:
     Proceeds from issuance of common stock, net ....................       --        14,200
     Purchase of treasury stock .....................................     (3,418)       --
     Cash dividends paid ............................................       (156)       --
     Distribution of RRP shares .....................................         38        --
              Net cash provided (used) from financing activities ....     (3,536)     14,200
                                                                         -------     -------

Net increase (decrease) in cash and cash equivalents ................        (39)        135

Cash and cash equivalents:
     Beginning of period ............................................        135        --

     End of period ..................................................    $    96         135
                                                                         =======     =======

       These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                              CORPORATE INFORMATION


Annual Meeting

     The annual meeting of SFS Bancorp, Inc. will be held on April 16, 1997 at 10:00 a.m. at the Main Office of the Company at 251-263 State Street in Schenectady, New York.

Market Information

     SFS Bancorp, Inc. Common Stock is traded on the Nasdaq National System under the symbol "SFED." SFS Bancorp, Inc. Common Stock was issued at $10.00 per share in connection with the conversion of Schenectady Federal from mutual to stock form on June 29, 1995. At February 28, 1997 there were approximately 357 holders of record and approximately 389 additional beneficial shareholders of SFS Bancorp, Inc. Common Stock and 1,270,997 shares (reflects correction from Annual Reports mailed to shareholders) of common stock issued and outstanding.

PRICE RANGE OF COMMON STOCK

     The table below shows the range of high and low bid prices since the Company's Common Stock began trading on June 30, 1995. The information set forth in the table below was provided by the Nasdaq. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                   1996                                                1995
------------------------------------------       ------------------------------------------
                       High          Low                                High          Low
                       ----          ---                                ----          ---
First Quarter        $ 13.00       $ 11.50        Second Quarter      $11.75        $10.50
Second Quarter       $ 13.00       $ 11.75        Third Quarter       $13.25        $11.125
Third Quarter        $ 14.25       $ 12.00        Fourth Quarter      $13.50        $12.00
Fourth Quarter       $ 16.25       $ 13.50

As of December 31, 1996, the Corporation declared dividends totaling $156,000 or $0.12 per share on its Common Stock. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Annual Report on Form 10-KSB and Other Investor Information

     SFS Bancorp, Inc. will furnish at no charge to any stockholder a copy of SFS Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1996 and the exhibits thereto required to be filed with the Securities and Exchange Commission by writing to:

              David J. Jurczynski
              Chief Financial Officer
              SFS Bancorp, Inc.
              251-263 State Street
              Schenectady, New York  12305
              (518) 395-2300

Transfer Agent and Registrar                              Independent Auditors

Registrar and Transfer Company                            KPMG Peat Marwick, LLP
10 Commerce Drive                                         74 North Pearl Street
Cranford, NJ  07016                                       Albany, NY  12207
(908) 272-8511

Special Counsel

Silver Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
7th Floor, East Tower
Washington, D.C.  20005

BOARD OF DIRECTORS OF SFS BANCORP, INC. AND SCHENECTADY FEDERAL
SAVINGS BANK

Joseph H. Giaquinto, Chairman                             Gerald I. Klein
John F. Assini, M.D.,  Vice Chairman                      Robert A. Schlansker
Richard D. Ammian

OFFICERS OF SFS BANCORP, INC. AND SCHENECTADY FEDERAL SAVINGS BANK

Joseph H. Giaquinto
  President and Chief Executive Officer

Richard D. Ammian
  Senior Vice President and Secretary

David J. Jurczynski
  Vice President, Treasurer
   and Chief Financial Officer

Michael Krywinski
  Vice President

William Pezzula
  Vice President