Form 10KSB, Exhibit 13
period 1997-12-31
SFS BANCORP INC
filed 1998-03-31
CIK 942135

1997 ANNUAL REPORT
















                                     [LOGO]










                                SFS BANCORP, INC.
                              Schenectady, New York

                                TABLE OF CONTENTS









         President's Message ..............................................  1


         Selected Consolidated Financial Information ......................  2


         Management's Discussion and Analysis of Financial
           Condition and Results of Operations ............................  4


         Independent Auditors' Report ..................................... 17


         Consolidated Financial Statements ................................ 18


         Corporate Information ............................................ 52

--------------------------------------------------------------------------------
                               PRESIDENT'S MESSAGE
--------------------------------------------------------------------------------

Dear Fellow Stockholders:

     On behalf of the Board of Directors, Officers and Employees of SFS Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Schenectady Federal Savings Bank (the "Bank"), I am pleased to submit to you our 1997 Annual Report.

     First and most importantly, the market value of our stock reached record levels during 1997. When combined with an increase in the quarterly dividend rate announced in April 1997, it resulted in an annualized equivalent total return on the Company's stock of 41.6% since converting to a public company in 1995. During 1997, we repurchased over 77,000 shares of our outstanding common stock which is consistent with our ongoing capital management strategy to increase our earnings per share. As we go forward, it is our intention to continue providing our shareholders with a generous dividend policy. These strategies clearly highlight the continuing commitment of the Board of Directors and management team towards enhancing shareholder value.

     Another significant occurrence during the past year was the opening in March of our new Union Street branch. This new location has strengthened our branch network and has increased our market penetration. It has proven to be one of the main reasons for the significant growth in our deposits last year. In the lending area, our efforts have resulted in yet another year where we report increases in loans. We attribute our success in this area to competent and friendly customer service, competitive rates and products and prompt response. During 1997, our efforts to grow the assets of the Company proved successful. Total assets grew $9.5 million, or 5.8%. This was accomplished through deposit growth from the expansion of our branch network and the expansion of our core business in the residential mortgage and consumer lending areas. Net loans at December 31, 1997 totaled $133.8 million, an increase of 13.0% over 1996 and 32.6% over 1995. By establishing a mortgage origination sales staff and utilizing sales compensation initiatives, we expect to further enhance the core relationship with our customers. We continue striving to build a strong foundation from which to initiate future growth.

     The Company reported net earnings of $1,068,000 or $0.96 basic earnings per share for 1997. This represented an increase of $238,000, or 29% over 1996 earnings. We positively affected our operations in 1997 with net interest income increasing primarily from our efforts in the lending area and noninterest income increasing over 1996 without a dramatic increase in fees to our customers. Finally, we have successfully managed to minimize increases in the noninterest expense of the Company.

     On behalf of the Board of Directors and management team of SFS Bancorp, Inc., please be assured that maximizing shareholder value will continue to be our primary strategic focus. I wish to express my sincere appreciation to you, our stockholders, for your loyalty, support and confidence in our Company.


                                                Sincerely,

                                                /s/Joseph H. Giaquinto
                                                ----------------------
                                                Joseph H. Giaquinto
                                                Chairman of the Board, President
                                                  and Chief Executive Officer

                                 SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                         December 31,
                                                ------------------------------------------------------------
                                                  1997          1996         1995         1994         1993
                                                --------     --------     --------     --------     --------
                                                                       (In Thousands)
Selected Financial Condition Data

Total assets ..............................     $174,428     $164,888     $166,529     $150,837     $146,260
Cash and cash equivalents .................        2,176        2,896       10,453        6,468        3,481
Securities available for sale .............        4,067        1,990        7,976        7,776           --
Investment securities:
  Mortgage-backed securities ..............       16,966       20,434       24,418       21,991       25,397
Debt securities ...........................       12,013       15,746       18,658       16,902       20,842
FHLB stock ................................        1,338        1,215        1,117        1,123        1,092
Loans receivable, net .....................      133,786      118,455      100,921       93,703       92,601
Real estate owned .........................          111          178          200          204          128
Deposits ..................................      150,469      140,616      139,671      138,299      134,653
Advance payments by borrowers
   for taxes and insurance ................        1,281        1,160        1,402        1,270        1,129
Stockholders' equity ......................       21,431       21,671       24,261       10,046        9,642


                                                                            December 31,
                                                 --------------------------------------------------------------
                                                   1997          1996           1995        1994         1993
                                                 --------      --------      --------     ---------    --------
                                                                          (In Thousands)
Selected Operations Data

Total interest income .....................      $ 12,368      $ 11,867      $ 11,523     $  9,849     $  9,774
Total interest expense ....................         6,623         6,187         6,236        5,077        5,275
                                                 --------      --------      --------     --------     --------
  Net interest income .....................         5,745         5,680         5,287        4,772        4,499
Provision for loan losses .................           120           120           370          120          440
                                                 --------      --------      --------     --------     --------
Net interest income after
  provision for loan losses ...............         5,625         5,560         4,917        4,652        4,059
Noninterest income ........................           504           403           321          170          599
Noninterest expense .......................         4,369         5,239         4,027        4,096        4,239
                                                 --------      --------      --------     --------     --------
Income before taxes .......................         1,760           724         1,211          726          419
Income tax expense (benefit) ..............           692          (106)          356          215           13
                                                 --------      --------      --------     --------     --------
Net income ................................      $  1,068      $    830      $    855     $    511     $    406
                                                 ========      ========      ========     ========     ========

                                 SELECTED CONSOLIDATED FINANCIAL INFORMATION, continued



                                                                                Year Ended December 31,
                                                               --------------------------------------------------------
                                                                 1997        1996         1995       1994         1993
                                                               --------     -------     -------     -------     -------
Selected Financial Ratios and Other Data

Performance Ratios:

 Return on assets (ratio of net income to
    average total assets) ..............................          0.63%       0.50%       0.53%       0.34%       0.28%
 Net interest rate spread ..............................          2.96        2.95        2.93        3.06        2.96
 Net interest margin ...................................          3.46        3.51        3.36        3.26        3.15
 Ratio of noninterest expense to average total assets ..          2.56        3.17        2.51        2.74        2.90
 Ratio of net interest income to noninterest expense ...        131.49      108.41      131.29      116.50      106.13
 Return on equity (ratio of net income to average equity          5.04        3.73        5.07        5.31        4.33
 Liquidity ratio at end of year ........................         19.72       22.58       32.45       19.57       12.99
 Efficiency ratio ......................................         69.92       86.13       71.81       82.88       83.15


Asset Quality Ratios:

 Non-performing assets to total assets, at end of year .          0.84        0.61        0.62        1.93        1.80
 Allowance for loan losses to non-performing loans,
    at year end ........................................         57.78       77.07       68.18       31.79       32.02
 Allowance for loan losses to total loans ..............          0.58        0.54        0.56        0.91        0.86


Capital Ratios:

 Stockholders' equity to total assets at end of year ...         12.29       13.14       14.57        6.66        6.59
 Average stockholders' equity to average total assets ..         12.43       13.48       10.50        6.43        6.40
 Ratio of average interest-earning assets to average
   interest-bearing liabilities ........................        112.68      114.72      110.84      105.75      105.09

 Number of full service offices ........................             4           3           3           3           3

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

         Emphasizing One-to-Four Family Lending. Historically, the Company has been predominantly a one-to-four family residential lender. One-to-four family residential loans constituted 77.9% and 76.5% of total loans at December 31, 1997 and 1996, respectively.

         Maintaining Asset Quality. The Company places strong emphasis on achieving a high degree of asset quality maintained through sound underwriting, constant monitoring and effective collection techniques. The Company's ratio of non-performing assets to total assets was 0.8% and 0.6% as of December 31, 1997 and 1996, respectively.

         Managing Interest Rate Risk. In order to reduce the impact on the Company's net interest income due to changes in interest rates, the Company's management has adopted a strategy that has been designed to maintain the interest rate sensitivity of its assets and liabilities. The primary elements of this strategy involve emphasizing the origination of ARM loans and maintaining a short- and medium-term investment portfolio. The level of adjustable or floating rate loans included in total loans was 70.5% as of December 31, 1997. Additionally, 23.6% of the Company's interest-earning assets carried remaining terms of five years or less.

         The Company's management believes that a portion of passbook, transaction and other non-certificate accounts representing core deposits can have a lower cost and be more resistant to interest rate changes than certificate accounts. Accordingly, the Company has used customer service and marketing initiatives to maintain and expand its core deposits. In addition, the Bank opened its fourth branch in early 1997 which is expected to increase the level of core deposits over time. While the Company believes that a portion of these non-certificate accounts are interest rate sensitive and may flow to other investments if interest rates continue to rise, the Company believes that the balance of these accounts represent core deposits. At December 31, 1997, 37.0% of the Company's total deposits consisted of passbook, transaction and other non-certificate accounts.

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

         The following table is provided by the OTS and sets forth as of December 31, 1997 the Company's interest rate risk as measured by changes in its net portfolio value ("NPV") (i.e. the present value of the expected cash flow from assets, liabilities and off-balance sheet contracts) for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points.


     Change in
   Interest Rate           $ Amount             $ Change            % Change
   -------------           --------             --------            --------
  (Basis Points)                         (Dollars in Thousands)
         +400               $15,434              $(7,588)             (33)%
         +300                17,932               (5,090)             (22)
         +200                20,166               (2,856)             (12)
         +100                21,956               (1,067)              (5)
           0                 23,022                   --               --
         -100                23,620                  598                3
         -200                24,227                1,024                5
         -300                24,854                1,832                8
         -400                26,008                2,986               13

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

Financial Condition

         Total assets increased $9.5 million (5.8%) to $174.4 million at December 31, 1997 from $164.9 million at December 31, 1996. This increase consisted primarily of an increase in loans receivable, net of $15.3 million (12.9%) to $133.8 million at December 31, 1997 and increases in securities available for sale, at fair value, of $2.1 million (104.4%) to $4.1 million at December 31, 1997. These increases were offset by decreases in investment securities of $7.2 million (19.9%) to $29.0 million and federal funds sold of $1.3 million (81.3%) to $300,000 at December 31, 1997.

         At December 31, 1997, total liabilities were $153.0 million representing an increase of $9.8 million (6.8%) from December 31, 1996. The increase was entirely attributable to increases in total deposits to $150.5 million as of December 31, 1997 from $140.6 million a year earlier.

         Stockholders' equity decreased $240,000 to $21.4 million at December 31, 1997 as compared to $21.7 million at December 31, 1996 primarily due to the Company's stock repurchase program. As a result of the repurchase program, the Company purchased $1.5 million of treasury stock during 1997. Retained earnings increased by $735,000 as a result of net income of the Company for the year ended December 31, 1997 offset by the declaration and payment of dividends of $333,000.

         Nonperforming assets totaled $1.5 million and $1.0 million at December 31, 1997 and 1996, respectively. The increase in nonperforming assets resulted from an increase in the number of loans comprising the balance combined with an increase in the average balance of each loan. All loans classified as nonperforming are secured by real estate with 45.0% secured by one-to-four family residential property. Management of the Bank does not view this increase as a significant adverse trend since subsequent to December 31, 1997, three of the loans comprising the balance as of that date totaling $389,000 have either paid off the entire outstanding balance or paid all past due amounts. The ratio of nonperforming loans to loans receivable, net was 1.01% at December 31, 1997, compared with .70% at December 31, 1996. The ratio of nonperforming assets to total assets was .84% at December 31, 1997 compared with .61% at December 31, 1996.

Analysis of Net Interest Income

         Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. Nonaccruing loans have been included in the table as loans.

                                                                         Year Ended December 31,
                                        -----------------------------------------------------------------------------------
                                                            1997                                       1996
                                        ----------------------------------------     --------------------------------------
                                            Average        Interest                    Average        Interest
                                          Outstanding      Earned/        Yield/     Outstanding      Earned/        Yield/
                                            Balance         Paid           Rate        Balance         Paid           Rate
                                                                         (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable, net(1) ............      $124,994      $  9,757         7.81%       $111,524      $  8,758         7.85%
 Mortgage-backed securities ..........        18,807         1,189         6.32          22,403         1,418         6.33
 Securities available for sale .......         4,368           286         6.55           5,169           307         5.94
 Investment securities ...............        13,779           896         6.50          16,698         1,059         6.34
Other interest-earning assets
   including cash equivalents ........         2,845           153         5.38           4,698           247         5.26
 FHLB stock ..........................         1,322            87         6.58           1,204            78         6.48
                                            --------      --------                     --------      --------
     Total interest-earning assets ...      $166,115        12,368         7.45        $161,696        11,867         7.34
                                            ========      --------                     ========      --------
Interest-Bearing Liabilities:
 Savings accounts ....................        36,982         1,113         3.01          38,857         1,173         3.02
 Money market accounts ...............         7,197           251         3.49           5,195           161         3.10
 Demand and NOW accounts(2) ..........        10,660           159         1.49          10,102           148         1.47
 Certificate accounts ................        91,420         5,075         5.55          85,642         4,680         5.46
 Escrow ..............................         1,162            25         2.15           1,155            25         2.16
                                            --------      --------                     --------      --------
    Total interest-bearing liabilities      $147,421         6,623         4.49        $140,951         6,187         4.39
                                            ========      --------         ----        ========      --------         ----
Net interest income ..................                     $ 5,745                                    $ 5,680

Net interest rate spread .............                                     2.96%                                      2.95%
                                                                           ====                                       ====
Net earning assets ...................      $18,694                                    $ 20,745
                                            =======                                    ========
Net yield on average interest-
  earning assets .....................                                     3.46%                                       3.51%
                                                                           ====                                        ====
Average interest-earning assets to
  average interest-bearing liabilities         1.13                                        1.15
                                            =======                                    ========

                                                       Year Ended December 31,
                                               -----------------------------------
                                                                1995
                                               -----------------------------------
                                                 Average      Interest
                                               Outstanding     Earned/       Yield/
                                                 Balance        Paid          Rate
                                               --------      --------         -----
                                                       (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable, net(1) ...............      $ 97,120      $  7,800         8.03%
 Mortgage-backed securities .............        23,199         1,464         6.31
 Securities available for sale ..........         7,911           492         6.22
 Investment securities ..................        17,227         1,041         6.04
Other interest-earning assets
   including cash equivalents ...........        10,948           640         5.85
 FHLB stock .............................         1,118            86         7.69
                                               --------      --------
     Total interest-earning assets ......      $157,523        11,523         7.32
                                               ========      --------
Interest-Bearing Liabilities:
 Savings accounts .......................        44,054         1,325         3.01
 Money market accounts ..................         4,809           129         2.68
 Demand and NOW accounts(2) .............         9,090           133         1.46
 Certificate accounts ...................        82,893         4,620         5.57
 Escrow .................................         1,266            29         2.29
                                               --------      --------
    Total interest-bearing liabilities ..      $142,112         6,236         4.39
                                               ========      --------
Net interest income .....................                    $  5,287
                                                             ========
Net interest rate spread ................                                     2.93%
                                                                              ====
Net earning assets ......................      $ 15,411
                                               ========
Net yield on average interest-
  earning assets ........................                                     3.36%
                                                                              ====
Average interest-earning assets to
  average interest-bearing liabilities ..          1.11


              (1)  Calculated net of deferred loan fees.
              (2)  Includes noninterest-bearing demand accounts.

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

                                                                        Year Ended December 31,
                                            -------------------------------------------------------------------------------
                                                       1997 vs. 1996                              1996 vs. 1995
                                            -------------------------------------     -------------------------------------
                                              Increase (Decrease)                       Increase (Decrease)
                                                    Due to                                     Due to
                                            ----------------------                    -----------------------
                                                                         Total                                     Total
                                                                        Increase                                  Increase
                                             Volume         Rate       (Decrease)      Volume         Rate       (Decrease)
                                            -------       -------       -------       -------       -------       -------
                                                                             (In Thousands)
Interest-earning assets:
 Loans receivable, net ...............      $ 1,051       $   (52)      $   999       $ 1,127       $  (169)      $   958
 Mortgage-backed securities ..........         (227)           (2)         (229)          (50)            4           (46)
 Securities available for sale .......          (51)           30           (21)         (165)          (20)         (185)
 Investment securities ...............         (190)           27          (163)          (29)           47            18
 Other interest-earning  assets ......         (100)            6           (94)         (334)          (59)         (393)
 FHLB stock ..........................            8             1             9             8           (16)           (8)
                                            -------       -------       -------       -------       -------       -------
   Total interest-earning  assets ....      $   491       $    10       $   501       $   557       $  (213)      $   344
                                            =======       =======       =======       =======       =======       =======
Interest-bearing liabilities:
 Savings accounts ....................      $   (56)      $    (4)      $   (60)      $  (157)      $     5       $  (152)
 Money market accounts ...............           74            16            90             9            23            32
 Demand and NOW accounts .............            8             3            11            15          --              15
 Certificate accounts ................          320            75           395           146           (86)           60
 Escrow ..............................            0             0             0            (2)           (2)           (4)
                                            -------       -------       -------       -------       -------       -------
   Total interest-bearing  liabilities      $   346       $    90       $   436       $    11       $   (60)      $   (49)
                                            =======       =======       =======       =======       =======       =======

Net interest income ..................                                  $    65                                   $   393
                                                                        =======                                   =======

Results of Operations

         General. The Company's results of operations depend primarily on net interest income, noninterest expense, and to a lesser extent, income taxes and noninterest income. Net interest income is a function of the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on such assets and liabilities, respectively. Noninterest expense consists primarily of general and administrative expenses. The Company's noninterest income consists primarily of fees charged on deposit accounts, and other loan charges which help to offset the cost associated with establishing and maintaining these deposit and loan accounts.

Comparison of Operating Results for Years Ended December 31, 1997 and 1996

         Net Income. The Company reported net income of $1,068,000 for the year ended December 31, 1997, as compared to $830,000 for the year ended December 31, 1996. As discussed below, the increase in net income of $238,000 or 28.7%, was due to a decrease in noninterest expense of $870,000, an increase in noninterest income of $101,000 and an increase in net interest income of $65,000. These increases were partially offset by an increase in income tax expense of $798,000.

         Interest Income. Interest income increased by $501,000, or 4.2% from $11.9 million in 1996 to $12.4 million in 1997. This increase was due to an increase in both the balance of average interest-earning assets and the yield earned. Average interest-earning assets increased from $161.7 million in 1996 to $166.1 million in 1997. The yield on the Company's interest-earning assets increased from 7.34% for the year ended December 31, 1996 to 7.45% for the year ended December 31, 1997 as a result of the Company's ability to originate and purchase loans and therefore affect the overall composition of interest earning assets. The yield was also affected by the general increase in the market rates of interest.

         Interest Expense. Interest expense increased by $436,000, or 7.0% to $6.6 million for the year ended December 31, 1997. The increase was a result of an increase in the balance of average interest-bearing liabilities of $6.5 million, or 4.6% to $147.4 million. The average rate paid for the year ended December 31, 1997 was 4.49% as compared to 4.39% in 1996. The mix within the deposit structure changed as the average balance of certificate and money market account balances grew a combined $7.8 million (8.6%) while savings accounts declined $1.9 million (4.8%). The change in the deposit mix was due in part to the opening of the new branch which had higher promotional certificate rates and to a lesser extent the flow from savings accounts to higher paying certificate accounts. The average rate paid was a reflection of the general interest rate and competitive environment that prevailed during 1997 and 1996.

         Net Interest Income. Net interest income increased $65,000, or 1.1% to $5.7 million in 1997 due principally to the relative increase of the loans receivable, net portfolio in relation to total interest earning assets from 1996 to 1997. The percentage of average loans receivable, net to total average interest earning assets increased from 69.0% in 1996 to 75.2% in 1997.

         Provision For Loan Losses. The provision for loan losses amounted to $120,000 for 1997 and 1996, respectively. When determining the level of provision for loan losses, management considers historical charge off ratios as well as the then current regulatory and the general economic environment. Net charge-offs decreased from $50,000 in 1996 to a $16,000 net recovery in 1997 due to the Company's ability to collect on numerous loans previously charged off combined with a decrease in charge offs in 1997. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for potential losses in the present portfolio, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

         Noninterest Income. Total noninterest income increased by $101,000, or 25.1% from $403,000 in 1996 to $504,000 in 1997. The increase was principally attributable to an increase of $48,000 in net gain on security transactions combined with increases in other loan charges and Bank fees and service charges.

         Noninterest Expense. Noninterest expense decreased by $870,000, or 16.6% from $5.2 million in 1996 to $4.4 million in 1997. The decrease is primarily attributable to the special one-time SAIF assessment in 1996 which totaled $930,000 and an ongoing reduction in the FDIC insurance premiums subsequent to the special assessment. Compensation and benefits increased $198,000 (7.9%) from 1996 to 1997. The increase was a result of increased retail staff due to the opening of a new branch in March 1997, annual merit increases, and increased employee benefits partially due to the increases in the employee stock ownership plan expense. Office occupancy and equipment expense increased $98,000, or 18.8% as a result of increases in depreciation, property taxes and utilities associated with the opening of the new branch. Advertising and business promotion, professional service fees, data processing fees, and other expense remained relatively stable during 1997 as compared with 1996. The ratio of noninterest expense to average assets decreased from 3.17% for 1996 to 2.56% for 1997.

         Income Tax Expense. Income tax expense increased from a benefit of $106,000 in 1996 to an expense of $692,000 in 1997. The effective tax rate for 1997 was 39.3%. The income tax benefit recognized in 1996 primarily reflects a reduction of the deferred tax asset valuation reserve which reduced the tax effect on pre-tax income. The reduction in the deferred valuation allowance during 1996 was primarily the result of the expected realization of certain deferred items which were previously considered uncertain. There were no comparable reductions in the deferred tax asset valuation reserve during 1997.

Comparison of Operating Results for the Years Ended December 31, 1996 and 1995

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

         Provision For Loan Losses. The decrease of $250,000 or 67.6% in the provision for loan losses from 1995 to 1996 reflects primarily management's evaluation of the loan portfolio. When determining the level of provision for loan losses, management considers historical charge off ratios as well as the then current regulatory and the general economic environment. Net charge-offs decreased from $659,000 in 1995 to $50,000 in 1996 due to the Company's resolution of certain non-performing loans in 1995. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

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

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and overnight deposits to meet short-term liquidity needs. At December 31, 1997, cash and cash equivalents totaled $2.2 million, or 1.2% of total assets. In addition, the Company maintains a credit facility with the FHLB of New York, which provides for immediately available advances. As of December 31, 1997, there were no advances under this credit facility. Depending on market conditions and the pricing of deposit products and FHLB borrowings, the Company may continue to rely on FHLB borrowings for its liquidity needs.

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 4.0%.

         The primary investing activities of the Company are the origination and purchase of mortgage loans and the purchase of securities. During the years ended December 31, 1997, 1996 and 1995, the Company's mortgage loan originations and purchases totaled $35.4 million, $31.4 million, and $23.6 million, respectively. The Company purchased securities available for sale of $6.1 million for the year ended December 31, 1997. The Company did not purchase any securities available for sale during 1996 and 1995. The Company purchased investment securities during the years ended December 31, 1997, 1996 and 1995 of $1.7 million, $6.0 million and $15.4 million, respectively.

         The primary financing activity of the Company is the attraction of deposits and the issuance and subsequent repurchase of the Company's shares. During the years ended December 31, 1997, 1996, and 1995, the Company experienced a net increase in deposits of $9.9 million, $945,000, and $1.4 million, respectively. During 1995 the Company received $13.0 million net proceeds from the sale of common stock during its initial public offering. During the year ended December 31, 1997, the Company repurchased 77,475 shares. During the year ended December 31, 1996, the Company repurchased 269,750 shares of which 53,222 shares were used to fund the RRP. The average price of treasury shares purchased was $19.68 totaling $1.5 million for 1997 and $12.68 totaling $3.5 million for 1996. The average price paid was approximately 111.0% and 74.4% of the Company's book value per share at December 31, 1997 and 1996, respectively. The Office of Thrift Supervision (OTS) restricts the number of shares which may be repurchased during the three year period following conversion. Generally, only 5% of shares outstanding may be repurchased annually during the first three years following conversion. However, the OTS has allowed additional share repurchases of 5% annually based on extenuating facts and circumstances.

         At December 31, 1997, the Bank's capital exceeded each of the capital requirements of the OTS. At December 31, 1997, the Bank's tangible and core capital levels were both $19.0 million (10.88% of total adjusted assets) and its risk-based capital level was $19.8 million (21.16% of total risk-weighted assets). The current minimum regulatory capital ratio requirements are 1.5% for tangible capital, 3.0% for core capital and 8.0% for risk-weighted capital.

         The Company anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 1997, the Company had commitments to originate loans of $3.5 million as well as undrawn commitments of $10.4 million on home equity and other lines of credit. Certificates of deposits which are scheduled to mature in one year or less at December 31, 1997 totaled $65.3 million. Management believes that a significant portion of these deposits will remain with the Company.

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

Impact of Recent Accounting Standards

          In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying of comprehensive income. SFAS No. 130 states that comprehensive income includes the reported net income of a company adjusted for items that are currently accounted for as direct entries to equity, such as the mark to market adjustment on securities available for sale, foreign currency items and minimum pension liability adjustments. This Statement is effective for fiscal years beginning after December 15, 1997. Management will include the required information in the Company's 1998 consolidated financial statements.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related
Information" ("SFAS No. 131"), which establishes standards for reporting by public companies about operating segments of their business. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is effective for periods beginning after December 15, 1997. As required, the Company will adopt the reporting requirements of this Statement in 1998.

Impact of the Year 2000

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium ("Year 2000") approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. It is anticipated that all reprogramming efforts will be completed by December 31, 1998, allowing adequate time for testing. To date, confirmations have been received from the Company's primary processing vendors that plans are being developed to address processing of transactions in the year 2000. Incremental expenses related to this issue are not, at this time, expected to be material to the performance of the Company.

         The risks of this issue go beyond the Company's own ability to solve the Year 2000 issues. Should suppliers of critical services fail in their efforts to become Year 2000 compliant, or if significant third party interfaces fail to be compatible with SFS Bancorp, Inc. or fail to be Year 2000 compliant, it could have significant adverse affects on the operations and financial results of the Company. Accordingly, the Company has begun a process of assessing and monitoring the progress of all vendors of services and third party interfaces for compatibility and Year 2000 compliance. Management intends to develop contingency plans for all vendors and/or interfaces deemed to inadequately address the problems of the Year 2000.

                         SFS Bancorp, Inc. and Subsidiary

                         Consolidated Financial Statements

                          As of December 31, 1997 and 1996
                 and for each of the years in the three-year period
                              ended December 31, 1997


                    (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Board of Directors and Stockholders
SFS Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of SFS Bancorp, Inc. and subsidiary (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFS Bancorp, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



Albany, New York                                  /s/ KPMG Peat Marwick LLP
January 23, 1998                                  -------------------------
                                                      KPMG Peat Marwick LLP

                                    Consolidated Balance Sheets

                                     December 31, 1997 and 1996



               Assets                                                         1997            1996
               ------                                                         ----            ----
                                                                     (in thousands, except share data)
Cash and due from banks .............................................     $   1,876          1,296
Federal funds sold ..................................................           300          1,600
                                                                          ---------      ---------
              Total cash and cash equivalents .......................         2,176          2,896

Securities available for sale, at fair value (note 5) ...............         4,067          1,990
Investment securities (estimated fair value of $29,095
  and $35,964 at December 31, 1997 and 1996, respectively)(note 6) ..        28,979         36,180
Stock in Federal Home Loan Bank of New York, at cost ................         1,338          1,215
Loans receivable, net (note 7) ......................................       133,786        118,455
Accrued interest receivable (note 8) ................................         1,130          1,137
Premises and equipment, net (note 9) ................................         2,242          1,921
Real estate owned (note 10) .........................................           111            178
Prepaid expenses and other assets ...................................           599            916
                                                                          ---------      ---------
              Total assets ..........................................     $ 174,428        164,888
                                                                          =========      =========

         Liabilities and Stockholders' Equity

Liabilities:
     Due to depositors (note 11):
         Non-interest bearing .......................................         2,265          1,392
         Interest bearing ...........................................       148,204        139,224
                                                                          ---------      ---------
              Total deposits ........................................       150,469        140,616
                                                                          ---------      ---------

     Advance payments by borrowers for taxes and insurance ..........         1,281          1,160
     Accrued expenses and other liabilities .........................         1,247          1,441
                                                                          ---------      ---------
              Total liabilities .....................................       152,997        143,217
                                                                          ---------      ---------

Commitments and contingent liabilities (notes 12 and 16)

                                    Consolidated Balance Sheets

                                     December 31, 1997 and 1996
                                            (continued)



                                                                             1997            1996
                                                                             ----            ----
                                                                     (in thousands, except share data)
Stockholders' Equity:
     Preferred stock, $.01 par value, authorized 500,000 shares .....          --             --
     Common stock, $.01 par value, authorized 2,500,000 shares;
       1,495,000 shares issued at December 31, 1997 and 1996 ........            15             15
     Additional paid-in capital .....................................        14,365         14,260
     Retained earnings, substantially restricted ....................        12,422         11,687
     Treasury stock, at cost (286,528 shares at December 31, 1997,
       224,003 at December 31, 1996) ................................        (4,089)        (2,840)
     Common stock acquired by employee stock ownership plan (ESOP) ..          (837)          (957)
     Unearned recognition and retention plan (RRP) ..................          (455)          (540)
     Net unrealized gain on securities available for sale, net of tax            10             46
                                                                          ---------      ---------

              Total stockholdersi equity ............................        21,431         21,671
                                                                          ---------      ---------

              Total liabilities and stockholders' equity ............     $ 174,428        164,888
                                                                          =========      =========

See accompanying notes to consolidated financial statements.

                                   Consolidated Statements of Income

                         For the years ended December 31, 1997, 1996 and 1995

                                                                        1997        1996         1995
                                                                        ----        ----         ----
                                                              (in thousands, except for per share amounts)
Interest income:
     Loans ......................................................     $ 9,757       8,758        7,800
     Investment securities ......................................       2,085       2,477        2,505
     Securities available for sale ..............................         286         307          492
     Federal funds sold and cash deposits .......................         153         247          640
     Stock in Federal Home Loan Bank of New York ................          87          78           86
                                                                      -------     -------      -------
              Total interest income .............................      12,368      11,867       11,523

Interest expense:
     Deposits (note 11) .........................................       6,623       6,187        6,236
                                                                      -------     -------      -------
              Net interest income ...............................       5,745       5,680        5,287

Provision for loan losses (note 7) ..............................         120         120          370
                                                                      -------     -------      -------
              Net interest income after provision for loan losses       5,625       5,560        4,917
                                                                      -------     -------      -------
Noninterest income:
     Other loan charges .........................................         207         145          110
     Bank fees and service charges ..............................         160         138          143
     Net gain on security transactions ..........................          56           8         --
     Other income ...............................................          81         112           68
                                                                      -------     -------      -------
              Total noninterest income ..........................         504         403          321
                                                                      -------     -------      -------

                                   Consolidated Statements of Income

                         For the years ended December 31, 1997, 1996 and 1995
                                             (continued)

                                                                        1997        1996         1995
                                                                        ----        ----         ----
                                                              (in thousands, except for per share amounts)
Noninterest expense:
     Compensation and benefits ..................................       2,710       2,512        2,250
     Office occupancy and equipment expenses ....................         620         522          523
     Professional service fees ..................................         270         242          189
     Data processing fees .......................................         175         166          157
     Advertising and business promotion .........................          86         108          106
     Federal deposit insurance premiums .........................          74         322          323
     Federal deposit insurance special SAIF assessment ..........        --           930         --
     Other expense ..............................................         434         437          479
                                                                      -------     -------      -------
              Total noninterest expense .........................       4,369       5,239        4,027
                                                                      -------     -------      -------

              Income before taxes ...............................       1,760         724        1,211

Income tax expense (benefit) (note 12) ..........................         692        (106)         356
                                                                      -------     -------      -------
Net income ......................................................     $ 1,068         830          855
                                                                      =======     =======      =======

Basic earnings per share ........................................     $   .96         .68          .41
                                                                      =======     =======      =======

Diluted earnings per share ......................................     $   .93         .67          .41
                                                                      =======     =======      =======

See accompanying notes to consolidated financial statements.

                                     Consolidated Statements of Changes in Stockholdersi Equity

                                            Years ended December 31, 1997, 1996 and 1995


                                                                                                          Retained
                                                                                          Additional      earnings,     Treasury
                                                               Shares         Common        paid-in     substantially     stock,
                                                               Issued          stock        capital      restricted      at cost
                                                               ------          -----        -------      ----------      -------
                                                                                     (dollars in thousands)
Balance at December 31, 1994 ............................          --       $    --            --          10,158           --
Net income ..............................................          --            --            --             855           --
Adjustment of securities available for sale to fair value          --            --            --            --             --
Common stock issued .....................................     1,495,000            15        14,185          --             --
Acquisition of common stock by ESOP (119,600 shares) ....          --            --            --            --             --
Allocation of ESOP stock (11,960 shares) ................          --            --              36          --             --
                                                              ---------     ---------     ---------     ---------      ---------

Balance at December 31, 1995 ............................     1,495,000            15        14,221        11,013           --
Net income ..............................................          --            --            --             830           --
Adjustment of securities available for sale to fair value          --            --            --            --             --
Purchases of common stock (269,750 shares) ..............          --            --            --            --           (3,418)
Grant of restricted stock under RRP (45,747 shares) .....          --            --            --            --              578
Amortization of unearned RRP compensation ...............          --            --            --            --             --
Cash dividends declared on common stock .................          --            --            --            (156)          --
Allocation of ESOP stock (11,960 shares) ................          --            --              39          --             --
                                                              ---------     ---------     ---------     ---------      ---------

Balance at December 31, 1996 ............................     1,495,000            15        14,260        11,687         (2,840)
Net income ..............................................          --            --            --           1,068           --
Adjustment of securities available for sale to fair value          --            --            --            --             --
Purchases of common stock (77,475 shares) ...............          --            --            --            --           (1,486)
Grants of restricted stock under RRP (7,475 shares) .....          --            --            --            --              143
Amortization of unearned RRP compensation ...............          --            --            --            --             --
Cash dividends declared on common stock .................          --            --            --            (333)          --
Exercise of stock options (7,475 shares) ................          --            --            --            --               94
Allocation of ESOP stock (11,960 shares) ................          --            --             105          --             --
                                                              ---------     ---------     ---------     ---------      ---------

Balance at December 31, 1997 ............................     1,495,000     $      15        14,365        12,422         (4,089)
                                                              =========     =========     =========     =========      =========

                                     Consolidated Statements of Changes in Stockholdersi Equity

                                            Years ended December 31, 1997, 1996 and 1995


                                                                                              Net unrealized
                                                                                              gain (loss) on
                                                                   Common        Unearned      securities
                                                                    stock       recognition     available
                                                                   acquired   and retention     for sale,
                                                                   by ESOP        plan         net of tax     Total
                                                                   -------        ----         ----------     -----

Balance at December 31, 1994 ............................          --             --             (112)        10,046
Net income ..............................................          --             --             --              855
Adjustment of securities available for sale to fair value          --             --              200            200
Common stock issued .....................................          --             --             --           14,200
Acquisition of common stock by ESOP (119,600 shares) ....        (1,196)          --             --           (1,196)
Allocation of ESOP stock (11,960 shares) ................           120           --             --              156
                                                              ---------      ---------      ---------      ---------

Balance at December 31, 1995 ............................        (1,076)          --               88         24,261
Net income ..............................................          --             --             --              830
Adjustment of securities available for sale to fair value          --             --              (42)           (42)
Purchases of common stock (269,750 shares) ..............          --             --             --           (3,418)
Grant of restricted stock under RRP (45,747 shares) .....          --             (578)          --             --
Amortization of unearned RRP compensation ...............          --               38           --               38
Cash dividends declared on common stock .................          --             --             --             (156)
Allocation of ESOP stock (11,960 shares) ................           119           --             --              158
                                                              ---------      ---------      ---------      ---------

Balance at December 31, 1996 ............................          (957)          (540)            46         21,671
Net income ..............................................          --             --             --            1,068
Adjustment of securities available for sale to fair value          --             --              (36)           (36)
Purchases of common stock (77,475 shares) ...............          --             --             --           (1,486)
Grants of restricted stock under RRP (7,475 shares) .....          --             (143)          --             --
Amortization of unearned RRP compensation ...............          --              228           --              228
Cash dividends declared on common stock .................          --             --             --             (333)
Exercise of stock options (7,475 shares) ................          --             --             --               94
Allocation of ESOP stock (11,960 shares) ................           120           --             --              225
                                                              ---------      ---------      ---------      ---------

Balance at December 31, 1997 ............................          (837)          (455)            10         21,431
                                                              =========      =========      =========      =========

See accompanying notes to consolidated financial statements.

                                        Consolidated Statements of Cash Flows

                                For the years ended December 31, 1997, 1996 and 1995


                                                                                  1997          1996           1995
                                                                                  ----          ----           ----
                                                                                          (in thousands)
Increase (decrease) in cash and cash equivalents:
    Reconciliation of net income to net cash provided
       by operating activities:
         Net income .......................................................     $  1,068           830           855
         Adjustments to reconcile net income to net
       cash provided by operating activities:
              Depreciation ................................................          190           140           143
              Net accretion on securities .................................          (75)          (12)          (30)
              ESOP compensation expense ...................................          225           158           156
              Amortization of RRP .........................................          228            38          --
              Provision for loan losses ...................................          120           120           370
              Real estate owned writedown .................................         --               7          --
              Loss on sale of real estate owned ...........................            3            --          --
              Gain on sales of securities available for sale ..............          (56)           (8)         --
              (Increase) decrease in accrued interest receivable ..........            7            24          (109)
              (Increase) decrease in prepaid expenses and other assets ....          317          (705)          (60)
              (Decrease) increase in accrued expenses and other liabilities         (200)          246           (27)
                                                                                --------      --------      --------
                  Net cash provided by operating activities ...............        1,827           838         1,298
                                                                                --------      --------      --------

Cash flows from investing activities:
     Proceeds from maturities and paydowns of
       investment securities ..............................................        8,976        12,908        11,223
     Proceeds from the sales and calls of securities
       available for sale .................................................        4,000         5,952            --
     Purchases of investment securities ...................................       (1,700)       (6,000)      (15,376)
     Purchases of securities available for sale ...........................       (6,051)           --            --
     Redemptions (purchases) of FHLB Stock ................................         (123)          (98)            6
     Net increase in loans made to customers ..............................      (11,923)      (10,859)       (2,717)
     Capital expenditures, net of disposals ...............................         (511)         (647)          (90)
     Purchases of loans receivable ........................................       (3,550)       (6,973)       (5,245)
     Proceeds from the sales of real estate owned .........................           86           193           378
                                                                                --------      --------      --------
                  Net cash used by investing activities ...................      (10,796)       (5,524)      (11,821)
                                                                                --------      --------      --------

                                  Consolidated Statements of Cash Flows, Continued

                                For the years ended December 31, 1997, 1996 and 1995



                                                                                   1997          1996         1995
                                                                                   ----          ----         ----
                                                                                           (in thousands)
Cash flows from financing activities:
     Net increase in deposits ............................................      $ 9,853           945         1,372
     Net increase (decrease) in advance payments by
       borrowers for property taxes and insurance ........................          121          (242)          132
     Purchases of common stock for treasury ..............................       (1,486)       (3,418)         --
     Cash dividends paid .................................................         (333)         (156)         --
     Proceeds from exercise of stock options .............................           94          --            --
     Net proceeds from common stock issued in stock conversion ...........         --            --          14,200
     Acquisition of common stock by ESOP .................................         --            --          (1,196)
                                                                                -------       -------       -------
                  Net cash provided (used) in financing activities .......        8,249        (2,871)       14,508
                                                                                -------       -------       -------

Net increase (decrease) in cash and cash equivalents .....................         (720)       (7,557)        3,985
Cash and cash equivalents at beginning of year ...........................        2,896        10,453         6,468
                                                                                -------       -------       -------
Cash and cash equivalents at end of year .................................      $ 2,176         2,896        10,453
                                                                                =======       =======       =======

Supplemental disclosures of cash flow information:
Cash paid during the year for:
         Interest paid ...................................................      $ 6,623         6,187         6,264
                                                                                =======       =======       =======

         Taxes paid ......................................................      $   538           509           520
                                                                                =======       =======       =======

Supplemental schedule of noncash investing activities:
     Transfer of loans to other real estate owned ........................      $    22           178           367
                                                                                =======       =======       =======

Adjustment of securities available for sale to fair value,
 net of increase in deferred tax liability of $6 in 1997 .................      $   (36)          (42)          200
                                                                                =======       =======       =======

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

       The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements:

       (a)    Basis of Presentation

              The accompanying consolidated financial statements include the accounts of the Holding Company, its wholly owned subsidiary the Bank, and the Bankis wholly owned subsidiary. All significant intercompany transactions and balances are eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the thrift industry. In the "Parent Company Only" financial statements, the investment in the wholly owned subsidiary is carried under the equity method of accounting.

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

       (b)    Business

              A substantial portion of the Companyis assets are loans secured by real estate in the upstate New York area. In addition, a substantial portion of the real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies (continued)

              substantial portion of the Bankis loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are dependent upon market conditions in the upstate New York region.

              Management believes that the allowance for loan losses is adequate and that real estate owned is properly valued. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance or writedowns on real estate owned may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bankis allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance or writedowns on real estate owned based on their judgments about information available to them at the time of their examination which may not be currently available to management.

       (c)    Cash Equivalents

              For purposes of the consolidated statements of cash flows, the Company considers all cash and due from banks and federal funds sold to be cash equivalents.

       (d) Securities Available for Sale, Investment Securities and Federal Home Loan Bank of New York Stock

              Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost. All other debt and marketable equity securities are classified as securities available for sale and are reported at fair value, with net unrealized gains or losses reported as a separate component of stockholders' equity, net of estimated income taxes. The Company does not maintain a trading portfolio.

              Realized gains and losses on the sale of securities are based on the net proceeds and the amortized cost of the securities sold, using the specific identification method. The cost of securities is adjusted for amortization of premium and accretion of discount, which is calculated on an effective interest method.

              Mortgage backed securities, which are guaranteed by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Federal National Mortgage Association ("FNMA"), represent participating interests in direct pass-through pools of long-term first mortgage loans originated and serviced by the issuers of the securities.

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies

              Unrealized losses on securities are charged to earnings when the decline in fair value of a security is judged to be other than temporary.

              Non-marketable equity securities, such as Federal Home Loan Bank of New York stock, are stated at cost. The investment in Federal Home Bank of New York stock is required for membership.

       (e)    Loans Receivable

              Loans receivable are stated at unpaid principal amount, net of unearned discount, unamortized premiums, deferred loan fees and the allowance for loan losses. Premiums and discounts on related loans are amortized into income using a method that approximates the level-yield method. Loan origination fees net of certain related costs are generally amortized into income over the estimated term of the loan using the interest method of amortization. Interest income on loans is not recognized when considered doubtful of collection by management.

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

              The allowance for loan losses is maintained at a level deemed appropriate by management based on an evaluation of the known and inherent risks in the present portfolio, the level of non-performing loans, past loan loss experience, estimated value of underlying collateral, and current and prospective economic conditions. The allowance is increased by provisions for loan losses charged to operations.

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies

              Impaired loans are identified and measured in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement, or the loan is restructured in a troubled debt restructuring subsequent to January 1, 1995. These standards are applicable principally to commercial and commercial real estate loans, however, certain provisions related to restructured loans are applicable to all loan types. The adoption of these Statements did not have a material effect on the Company's consolidated financial statements.

              Under these Statements the allowance for loan losses related to impaired loans is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain loans where repayment of the loan is expected to be provided solely by the underlying collateral (collateral dependent loans). The Company's impaired loans are generally collateral dependent. The Company considers estimated costs to sell on a discounted basis when determining the fair value of collateral in the measurement of impairment if these costs are expected to reduce the cash flows available to repay or otherwise satisfy the loans.

              As a matter of policy, the Company generally places impaired loans on nonaccrual status and recognizes interest income on such loans only on a cash basis. In some instances, all monies received from the borrower, or from the proceeds of collateral, are applied directly to reduce the principal balance of the loan, and no interest income is recognized until the principal balance of the impaired loan is paid in full or is no longer considered impaired.

       (f)    Real Estate Owned

              Included in real estate owned are assets received from foreclosure and in-substance foreclosures. In accordance with SFAS No. 114, a loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

              Foreclosed assets, including in-substance foreclosures, are recorded on an individual asset basis at net realizable value which is the lower of fair value minus estimated costs to sell or "cost" (defined as the fair value at initial foreclosure). When a property is acquired or identified as in-substance foreclosure,

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies

              the excess of the loan balance over fair value is charged to the allowance for loan losses. Subsequent writedowns to carry the property at fair value are included in noninterest expense. Costs incurred to develop or improve properties are capitalized, while holding costs are charged to expense.

       (g)    Premises and Equipment, Net

              Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line or accelerated method over the estimated useful lives of the related assets. Useful lives are 20 to 50 years for banking house and 3 to 15 years for furniture, fixtures, and office equipment.

       (h)    Pension Plan

              The Company has a defined benefit pension plan covering all full time employees meeting age and service requirements. This plan is accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

       (i)    Income Taxes

              Income taxes are provided on income reported in the consolidated statements of income regardless of when such taxes are payable. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company's policy is that deferred tax assets are reduced by a valuation reserve if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies

       (j) Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

              In June, 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. The Company adopted SFAS No. 125 as of January 1, 1997. Certain aspects of SFAS No. 125 were amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The adoption of SFAS No. 125 did not have a material impact on the Company's consolidated financial statements.

       (k)    Borrowings

              The Company has an overnight line of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York as of December 31, 1997 totaling approximately $16.6 million. The interest rate may fluctuate based on existing market conditions and customers' demands for credit. There were no amounts outstanding under this line of credit at December 31, 1997.

       (l)    Stock Based Compensation Plans

              Compensation expense in connection with the Company's Employee Stock Ownership Plan (ESOP) is recorded in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

              The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if the exercise price of the option is less than the fair value of the underlying stock at the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize the fair value of all stock-based awards on the date of grant as compensation expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies

              The Company's Recognition and Retention Plan ("RRP") is also accounted for in accordance with APB Opinion No. 25. The fair value of the shares awarded, measured as of the grant date, is recognized as unearned compensation (a deduction from stockholders' equity) and amortized to compensation expense as the shares become vested. Any excess of the cost to fund purchases of RRP shares over the grant-date fair value is charged to stockholders' equity.

       (m)    Earnings per Share

              In February, 1997, the FASB issued SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with a complex capital structure. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company adopted SFAS No. 128 as of December 31, 1997. All earnings per share data reflect the adoption of SFAS No. 128. Unallocated ESOP shares are not included in the weighted average number of common shares outstanding for either the basic or diluted earnings per share calculations.

       (n)    Reclassifications

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

              As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In

                         SFS Bancorp, Inc. and Subsidiary

(1)    Summary of Significant Accounting Policies

              the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bankis capital stock. The Bank may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

              The Bank is capital exceeds all of the fully phased-in capital regulatory requirements. The Office of Thrift Supervision (OTS) regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its isurplus capital ratioi (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval. At December 31, 1997, the maximum amount that could have been paid by the Bank to the Holding Company was approximately $7.3 million.

              The Holding Company's ability to pay dividends to its stockholders is dependent on the ability of the Bank to pay dividends to the Holding Company.

(3)    Earnings Per Share

              The  following  is  a   reconciliation   of  the   numerators  and
              denominators for the basic and diluted earnings per share (EPS) calculations for the years ended December 31:

                         SFS Bancorp, Inc. and Subsidiary

                                      (in thousands except share and per share information)
                                                               1997
                                                              Weighted
                                                               Average
                                              Net Income       Shares        Per-Share
                                             (Numerator)    (Denominator)       Amount
                                             -----------    -------------       ------
Basic EPS .................................     $1,068         1,108,094     $      .96
                                                                             ==========

Dilutive effect of potential common shares
  related to stock based compensation plans       --              46,231
                                                ------       -----------
Diluted EPS ...............................     $1,068         1,154,325     $      .93
                                                ======       ===========     ==========

                                                                 1996
                                                               Weighted
                                                                Average
                                              Net Income        Shares        Per-Share
                                             (Numerator)    (Denominator)      Amount
                                              -----------    -------------    ------
Basic EPS .................................     $830          1,224,703       $  .68
                                                                              ======

Dilutive effect of potential common shares
  related to stock based compensation plans      --              10,128
                                                ----          ---------
Diluted EPS ...............................     $830          1,234,831       $  .67
                                                ====          =========       ======

              There were no potential common shares outstanding during 1995. Earnings per share in 1995 were compiled on earnings and weighted average shares from the date of the initial public offering through December 31, 1995. Weighted average shares outstanding and net income for this period were 1,495,000 and $613,000, respectively.

(4)    Reserve Requirements

              The Company is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $164,000 and $171,000 at December 31, 1997 and 1996, respectively.

              The Company is also required to maintain certain levels of stock in the Federal Home Loan Bank of New York.

                         SFS Bancorp, Inc. and Subsidiary

(5)    Securities Available for Sale

              The amortized cost and estimated fair value are as follows at December 31:

                                                                                     1997
                                                              -----------------------------------------------------
                                                                               Gross          Gross       Estimated
                                                              Amortized     Unrealized     Unrealized       Fair
                                                                Cost           Gains         Losses         Value
                                                                ----           -----         ------         -----
                                                                                  (in thousands)

           U.S. Government securities and agencies           $   4,051           16              -           4,067
                                                               -------        -----          ------       --------
               Total securities available for sale           $   4,051           16              -           4,067
                                                               =======        =====          ======       ========


                                                                                     1996
                                                              -----------------------------------------------------
                                                                               Gross          Gross       Estimated
                                                              Amortized     Unrealized     Unrealized       Fair
                                                                Cost           Gains         Losses         Value
                                                                                  (in thousands)
           Mutual funds                                      $   1,944           46            -             1,990
                                                               -------        -----          ------       --------
               Total securities available for sale           $   1,944           46            -             1,990
                                                               =======        =====          ======       ========

              The securities available for sale portfolio at December 31, 1996 consists of mutual funds representing investments in both adjustable and fixed rate mortgage-related securities and U.S. Government obligations.

              Proceeds from the sale of securities available for sale were approximately $2.0 million and $6.0 million during 1997 and 1996, respectively. During 1997, sales of securities available for sale resulted in gross realized gains of $56,000. During 1996, sales of securities available for sale resulted in gross realized gains of $44,000 and gross realized losses of $36,000. There were no sales of securities available for sale during 1995.

              All securities available for sale at December 31, 1997 are due to contractually mature in approximately five years. Expected maturities will differ from contractual maturities because certain issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                         SFS Bancorp, Inc. and Subsidiary

(6)    Investment Securities

              The amortized cost and estimated fair values of investment securities are as follows at December 31:

                                                          1997
                                     -----------------------------------------------
                                                    Gross        Gross     Estimated
                                     Amortized   Unrealized    Unrealized      Fair
                                       Cost         Gains        Losses       Value
                                       ----         -----        ------       -----
                                                      (in thousands)
Mortgage backed
    securities ..................     $16,966         194         (84)      17,076
U.S. Government
    securities and agencies .....      11,937          24         (18)      11,943
States and political
    subdivisions ................          76        --          --             76
                                      -------     -------     -------      -------
      Total investment securities     $28,979         218        (102)      29,095
                                      =======     =======     =======      =======

                                                          1996
                                     -----------------------------------------------
                                                    Gross        Gross     Estimated
                                     Amortized   Unrealized    Unrealized      Fair
                                       Cost         Gains        Losses       Value
                                       ----         -----        ------       -----
                                                      (in thousands)
Mortgage backed
    securities ......................  $20,434         232        (344)      20,322
U.S. Government
    securities and agencies .........   13,461           1         (98)      13,364
States and political subdivisions ...       84        --          --             84
Public utilities ....................    2,201        --            (7)       2,194
                                       -------     -------     -------      -------
      Total investment securities$ ..   36,180         233        (449)      35,964
                                       =======     =======     =======      =======


              There were no sales of investment securities during 1997, 1996 or 1995.

                         SFS Bancorp, Inc. and Subsidiary

              The  amortized   cost  and  estimated  fair  value  of  investment
              securities at December 31, 1997, by contractual maturity, are shown below (mortgage backed securities are included by final contractual maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        Amortized        Estimated
                                                          Cost           Fair Value
                                                          ----           ----------
                                                              (in thousands)
Due within one year ..........................          $ 4,118            4,114
Due one year to five years ...................           16,625           16,544
Due five years to ten years ..................            1,381            1,384
Due after ten years ..........................            6,855            7,053
                                                        -------          -------
     Total investment securities .............          $28,979           29,095
                                                        =======          =======

(7)    Loans Receivable, Net

       A summary of loans receivable is as follows at December 31:

                                                              1997        1996
                                                              ----        ----
                                                              (in thousands)
Loans secured by real estate:
     Residential:
         Conventional ................................     $100,277       84,840
         Home equity .................................       22,658       22,904
         FHA insured .................................        2,772        3,511
         VA guaranteed ...............................        2,028        2,810
     Commercial and multi family .....................        6,130        4,532
                                                           --------     --------
                                                            133,865      118,597
                                                            -------     --------
Other loans:
     Loans on savings accounts .......................          573          478
     Personal ........................................          143           34
     Other ...........................................            5           11
                                                           --------     --------
                                                                721          523
                                                           --------     --------
Less:
     Unearned discount and net deferred loan fees ....           22           23
     Allowance for loan losses .......................          778          642
                                                           --------     --------
                                                                800          665
                                                           --------     --------
         Loans receivable, net .......................     $133,786      118,455
                                                           ========     ========

                         SFS Bancorp, Inc. and Subsidiary

              Not included in the Company's loans receivable are real estate mortgages serviced by the Bank for other institutions of approximately $3.5 and $4.2 million at December 31, 1997 and 1996, respectively.

              At December 31, 1997 and 1996, the recorded investment in loans that were considered to be impaired under SFAS No. 114 totaled approximately $691,000 and $744,000, respectively. The amount in both years represents one impaired loan that, as a result of charge-offs of approximately $202,000, did not require an allowance for credit losses determined in accordance with SFAS No.
              114. The average recorded investment in impaired loans during the years ended December 31, 1997, 1996 and 1995 was approximately $718,000, $744,000 and $1,091,000, respectively.

              For the years ended December 31, 1997, 1996 and 1995, the Company recognized approximately $0, $74,000 and $50,000 of interest income on impaired loans, respectively.

              The following table sets forth the information with regard to non-performing loans at December 31:

                                                            1997           1996
                                                            ----           ----
                                                               (in thousands)
Loans on a nonaccrual status .....................         $1,328            801
Loans contractually past due 90 days
    or more and still accruing interest ..........             19             32
Restructured loans ...............................           --             --
                                                           ------         ------
         Total non-performing loans ..............         $1,347            833
                                                           ======         ======

              Interest on nonaccrual loans of approximately $89,000, $81,000, and $99,000 would have been earned in accordance with the original contractual terms of the loans in 1997, 1996 and 1995, respectively. Approximately $0, $74,000, and $38,000 of interest was collected and recognized as income in 1997, 1996 and 1995, respectively. There are no commitments to extend further credit on the restructured loans.

              Certain directors and executive officers of the Company were customers of and had other transactions with the Company in the ordinary course of business. Loans to these parties were made in the ordinary course of business at the Companyis normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled approximately $127,000 and $145,000 at December 31, 1997 and 1996, respectively. There were no advances to the directors and executive officers during the year ended December 31, 1997. Total payments made on these loans were approximately $18,000 during 1997.

                         SFS Bancorp, Inc. and Subsidiary

              Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                     1997       1996       1995
                                                     ----       ----       ----
                                                            (in thousands)
Balance, beginning of year ....................     $ 642        572        861
Provision charged to operations ...............       120        120        370
Loans charged off .............................       (26)       (87)      (718)
Recoveries on loans previously charged off ....        42         37         59
                                                    -----      -----      -----
Balance, end of year ..........................     $ 778        642        572
                                                    =====      =====      =====

(8)    Accrued Interest Receivable

              A summary of accrued interest receivable by type was as follows at December 31:

                                                            1997           1996
                                                               (in thousands)
Loans ............................................         $  766            693
Securities available for sale ....................             68           --
Investment securities ............................            296            444
                                                           ------         ------
    Total accrued interest receivable ............         $1,130          1,137
                                                           ======         ======

(9)    Premises and Equipment, Net

              Premises and equipment are summarized by major classification as follows at December 31:

                                                              1997         1996
                                                              ----         ----
                                                                (in thousands)

Land .................................................       $  338          305
Leasehold improvements ...............................          241          240
Office buildings .....................................        2,550        2,338
Furniture, fixtures and equipment ....................        1,135          889
                                                             ------       ------
        Total ........................................        4,264        3,772

Less accumulated depreciation and amortization .......        2,022        1,851
                                                             ------       ------
        Premises and equipment, net ..................       $2,242        1,921
                                                             ======       ======

                         SFS Bancorp, Inc. and Subsidiary

              Depreciation expense included in office occupancy and equipment expense amounted to approximately $190,000, $140,000, and $143,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

(10)   Real Estate Owned

              A summary of real estate acquired through foreclosure by the Company or classified as in-substance foreclosure is as follows at December 31:

                                                             1997          1996
                                                             ----          ----
                                                               (in thousands)
Residential (1 - 4 family) .....................            $ 26              93
Commercial property ............................              85              85
                                                            ----            ----
    Total real estate owned ....................            $111             178
                                                            ====            ====

(11)   Due to Depositors

              Due to depositors account balances are summarized as follows at December 31:

                                                               Stated
                                                                rate            1997          1996
                                                             -----------      --------    ---------
                                                                          (in thousands)
Savings deposit accounts:
     Passbook and statement deposit accounts ...........            3.00%     $ 36,681       37,152
     Money market deposit accounts .....................     2.60 - 4.30         7,619        6,074
                                                                              --------     --------
                                                                                44,300       43,226
Time deposit accounts:
                                                             4.00 - 4.99           801       23,244
                                                             5.00 - 5.99        84,451       50,815
                                                             6.00 - 6.99         9,489       12,835
                                                                              --------     --------
                                                                                94,741       86,894
NOW deposit accounts ...................................            1.75         9,163        9,104
Demand deposit accounts ................................               0         2,265        1,392
                                                                              --------     --------
         Total deposits ................................                      $150,469      140,616
                                                                              ========     ========

                         SFS Bancorp, Inc. and Subsidiary

              The approximate amount of contractual maturities of time deposit accounts at December 31, 1997 are as follows:

                Year ended December 31,                      (in thousands)
                -----------------------                      --------------

                         1998                                  $    65,273
                         1999                                       22,314
                         2000                                        3,247
                         2001                                        1,508
                         2002                                        2,399
                                                               -----------
                                                               $    94,741

              At December 31, 1997 and 1996, the aggregate amount of time deposit accounts with balances equal to or in excess of $100,000 was approximately $8.4 million and $6.2 million, respectively.

              Interest expense on deposits and advance payments by borrowers for property taxes and insurance is summarized as follows for the years ended December 31:

                                                  1997        1996         1995
                                                  ----        ----         ----
                                                      (in thousands)
Escrow balances ............................     $   25          25          29
Passbook and statement savings .............      1,113       1,173       1,325
Money market accounts ......................        251         161         129
Time deposits ..............................      5,075       4,680       4,620
NOW accounts ...............................        159         148         133
                                                 ------      ------      ------

     Total interest on deposits and advance
       payments by borrowers for property
        taxes and insurance ................     $6,623       6,187       6,236
                                                 ======      ======      ======

         Weighted average interest rates ...       4.59%       4.37%       4.56%
                                                 ======      ======      ======

                         SFS Bancorp, Inc. and Subsidiary

 (12)  Income Taxes

              The following is a summary of the components of income tax expense for the years ended December 31:

                                                1997          1996           1995
                                                ----          ----           ----
                                                        (in thousands)
Current tax expense:
    Federal ...........................        $ 583           372           306
    State .............................          121            76            50
    Deferred benefit ..................          (12)         (554)         --
                                               -----         -----         -----
Income tax expense (benefit) ..........        $ 692          (106)          356
                                               =====         =====         =====

              The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows:

                                                1997                     1996                 1995
                                         -------------------     -------------------    --------------------
                                                        % of                   % of                   % of
                                                       Pretax                  Pretax                 Pretax
                                         Amount       Income     Amount        Income   Amount       Income
                                         ------       ------     ------        ------   ------       ------
                                                                (dollars in thousands)

Tax expense at statutory rate .......     $ 598         34.0%    $ 246         34.0%    $ 412         34.0%
State income tax, net of
    federal tax benefit .............       105          5.9        45          6.2        33          2.7
Change in beginning of year
    balance of the valuation
    allowance for deferred tax assets        --           --      (396)       (54.7)      (78)        (6.4)
Other, net ..........................       (11)         (.6)       (1)         (.1)      (11)         (.9)
                                          -----         ----     -----         ----     -----         ----
                                          $ 692         39.3%    $(106)       (14.6)%   $ 356         29.4%
                                          =====         ====     =====         ====     =====         ====

                         SFS Bancorp, Inc. and Subsidiary

              The tax effects of significant temporary differences that give rise to the deferred tax assets and liabilities were as follows at December 31:


                                                               1997        1996
                                                               ----        ----
                                                                (in thousands)
Deferred tax assets:
    Allowance for loan losses ..........................      $ 334         276
    Deferred compensation and pension costs ............        430         406
    Recognition and retention plan expense .............         52          62
    Securities basis adjustment ........................         22          46
                                                              -----       -----
         Total gross deferred tax assets ...............        838         790
         Less valuation allowance ......................        (96)        (96)
                                                              -----       -----
         Net deferred tax assets .......................        742         694
                                                              -----       -----

Deferred tax liabilities:
    Depreciation differences ...........................         72          74
    Accretion of discount on securities ................         53          19
    Other items ........................................         51          47
                                                              -----       -----
         Total gross deferred tax liabilities ..........        176         140
                                                              -----       -----

         Net deferred tax asset at year-end ............        566         554

         Net deferred tax asset at beginning of year ...        554        --
                                                              -----       -----

         Deferred tax benefit for the years ended ......      $  12         554
                                                              =====       =====

              In addition to the deferred tax amounts described above, the Company also had a deferred tax liability of approximately $6,000 at December 31, 1997, related to the net unrealized gains on securities available for sale.

              The valuation allowance for deferred tax assets as of December 31, 1997 and 1996 was $96,000. During the year ended December 31, 1996, the valuation allowance was reduced by $396,000. This reduction was primarily the result of the expected realization of

                         SFS Bancorp, Inc. and Subsidiary
              certain deferred items which were previously considered to be uncertain. In evaluating the valuation allowance the Company takes into consideration the nature and timing of the deferred tax asset items as well as the amount of available open tax carrybacks. The Company has fully reserved its New York State deferred tax asset, which is a significant component of deferred tax assets, due to the lack of carryback and carryforward provisions available in New York State. Any changes in the deferred tax asset valuation allowance is based upon the Company's continuing evaluation of the level of such allowance and the realizability of the temporary differences creating the deferred tax asset. Based on recent historical and anticipated future pre-tax earnings, management believes it is more likely than not that the Company will realize its net deferred tax assets.

              As a thrift institution, the Bank is subject to special provisions in the Federal and New York State tax laws regarding its allowable tax bad debt deductions and related tax bad debt reserves. These deductions historically have been determined using methods based on loss experience or a percentage of taxable income. Tax bad debt reserves are maintained equal to the excess of allowable deductions over actual bad debt losses and other reserve reductions. These reserves consist of a defined base-year amount, plus additional amounts ("excess reserves") accumulated after the base year. SFAS No. 109 requires recognition of deferred tax liabilities with respect to such excess reserves, as well as any portion of the base-year amount which is expected to become taxable (or "recaptured") in the foreseeable future.

              Certain amendments to the Federal and New York State tax laws regarding bad debt deductions were enacted in July and August 1996. The Federal amendments include elimination of the percentage of taxable income method for tax years beginning after December 31, 1995, and imposition of a requirement to recapture into taxable income (over a period of approximately six years) the bad debt reserves in excess of the base-year amounts. The Bank previously established, and will continue to maintain, a deferred tax liability with respect to such excess Federal reserves. The New York State amendments redesignate the Bank's state bad debt reserves at December 31, 1995 as the base-year amount and also provide for future additions to the base-year reserve using the percentage of taxable income method.

              In accordance with SFAS No. 109, a deferred tax liability has not been recognized at December 31, 1997 with respect to the base-year reserve of $4.6 million, since the Bank does not expect that this amount will become taxable in the foreseeable future. Under New York State tax law, as amended, events that would result in taxation of this reserve include the failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for tax purposes. The unrecognized deferred tax liability at December 31, 1997 with respect to the base-year reserve was approximately $1.6 million.

                         SFS Bancorp, Inc. and Subsidiary

(13)   Employee Benefit Plans

       (a)    Pension Plan

              The Company's defined benefit, non-contributory, pension plan (the "Plan") covers all full time employees meeting age and service requirements. The benefit formula is equal to 2% of three year average base earnings multiplied by the number of years of credited service up to 30 years. Benefits contemplated by the Plan are being funded under a group annuity contract with an insurance company.

              The  following  table  sets  forth the  Plan's  funded  status and
              amounts  recognized  in  the  Company is  consolidated   financial
              statements at December 31:

                                                                   1997         1996
                                                                   ----         ----
                                                                    (in thousands)
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including
      vested benefits of approximately $3,357,000
      in 1997 and $2,828,000 in 1996 ........................     $(3,436)      (2,927)
                                                                  =======      =======

   Projected benefit obligation for service rendered to date       (4,662)      (3,936)
   Plan assets at fair value ................................       3,636        3,190
                                                                  -------      -------
   Projected benefit obligations in excess of plan assets ...      (1,026)        (746)
   Unrecognized net loss from past experience different
      from that assumed of effects and changes in assumptions         704          359
   Unrecognized prior service costs .........................           2            2
   Unrecognized net obligation at January 1, 1989 being
      recognized over 19.66 years ...........................         246          269
                                                                  -------      -------
   Accrued pension liability ................................     $   (74)        (116)
                                                                  =======      =======

                  Net pension cost for 1997, 1996 and 1995 included the following components:

                                                     1997        1996       1995
                                                     ----        ----       ----
Service cost - benefits earned during the period     $ 171        171        139
Interest cost on projected benefit obligations .       288        265        237
Actual return on plan assets ...................      (295)      (171)      (352)
Net amortization and deferral ..................        26        (67)       151
                                                     -----      -----      -----
Net periodic pension cost ......................     $ 190        198        175
                                                     =====      =====      =====

                         SFS Bancorp, Inc. and Subsidiary

              Significant assumptions used in determining pension expense of the Plan are as follows for the years ended December 31:


                                                      1997        1996        1995
                                                      ----        ----        ----
Discount rate ..............................          7.0%        7.5%        7.5%
Expected long-term rate of return ..........          9.0%        9.0%        9.0%
Compensation increase rate .................          6.0%        6.0%        6.0%

       (b)    Executive Supplemental Retirement Plan

              The Company maintains an Executive Supplemental Retirement Plan for key management personnel. An expense of approximately $72,000, $72,000, and $107,000 was recorded in 1997, 1996 and 1995, respectively.

       (c)    401(k) Savings Plan

              The Company maintains a defined contribution 401(k) savings plan, covering all full time employees who have attained age 21 and have completed one year of employment. The Company matches 50% of employee contributions that are less than or equal to 6% of the employeeis salary. Total expense recorded during 1997, 1996 and 1995 was approximately $27,000, $23,000, and $24,000, respectively.


(14)   Stock-Based Compensation Plans

       (a)    Employee Stock Ownership Plan

              As part of the conversion discussed in note 2, an employee stock ownership plan (ESOP) was established to provide substantially all employees of the Company the opportunity to also become stockholders. The ESOP borrowed $1,196,000 from the Holding Company and used the funds to purchase 119,600 shares of the common stock of the Company issued in the conversion. The loan will be repaid principally from the Bankis discretionary contributions to the ESOP over a period of ten years. At December 31, 1997 and 1996, the loan had an outstanding balance of $837,200 and $956,800, respectively, and an interest rate of 7.31%. Both the loan obligation and the unearned compensation are reduced by the amount of loan repayments made by the ESOP. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

                         SFS Bancorp, Inc. and Subsidiary

              Unallocated ESOP shares are pledged as collateral on the loan and are reported in stockholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $225,000 and $158,000 of compensation expense under the ESOP in 1997 and 1996, respectively.

              The ESOP shares as of December 31, 1997 were as follows:

                  Allocated shares                                        23,920
                  Shares released for allocation                          11,960
                  Unallocated shares                                      83,720
                                                                    ------------
                                                                         119,600
                                                                    ============
                  Market value of unallocated shares at
                     December 31, 1997                              $  2,250,000
                                                                    ============
       (b)    Stock Option Plan

              On January 16, 1996, the Company's stockholders approved the SFS Bancorp, Inc. 1996 Stock Option and Incentive Plan (Stock Option
              Plan). The primary objective of the Stock Option Plan is to provide officers and directors with a proprietary interest in the Company and as an incentive to encourage such persons to remain with the Company.

              Under the Stock Option Plan, 149,500 shares of authorized but unissued stock are reserved for issuance upon option exercises. The Company also has the alternative to fund the Stock Option Plan with treasury stock. Options under the plan may be either non-qualified stock options or incentive stock options. Each option entitles the holder to purchase one share of common stock at an exercise price equal to the fair market value on the date of grant. Options expire no later than ten years following the date of grant.

              The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires Companies not using a fair value based method of accounting for employee stock options or similar plans, to provide pro forma disclosure of net income and earnings per share as if that method of accounting had been applied.

                         SFS Bancorp, Inc. and Subsidiary

              The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996:

                                          October        January          January
                                           1997            1997            1996
                                           ----            ----            ----
Dividend yield .................              1.3%            1.9%            1.7%
Expected volatility ............             22.0%           22.0%           25.0%
Risk-free interest rate ........              6.0%            6.5%            5.6%
Expected life ..................          7 years         7 years         7 years

              Had the Company recorded compensation cost based on the fair value at grant date for its stock options under SFAS No. 123, the company's consolidated net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                               (in thousands except per share data)
                                                      1997             1996
                                                      ----             ----
Net income:
     As reported ..........................         $1,068              830
     Pro forma ............................            976              744
Basic earnings per share:
     As reported ..........................            .96              .68
     Pro forma ............................            .88              .61
Diluted earnings per share:
     As reported ..........................            .93              .67
     Pro forma ............................            .86              .62

              Because the Company's employee stock options have characteristics significantly different from those of traded options for which the Black-Scholes model was developed, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models, in management's opinion, do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                         SFS Bancorp, Inc. and Subsidiary

              A summary of the status of the Company's stock option plans as of December 31, 1997 and 1996 and changes during the years ended on those dates is presented below:

                                                           1997                     1996
                                                   ---------------------     ---------------------
                                                               Weighted-                 Weighted-
                                                                Average                   Average
                                                               Exercise                  Exercise
                                                   Shares        Price       Shares        Price
                                                   ------        -----       ------        -----
   Options:
       Outstanding at January 1                    114,367     $  12.63            -           -
       Granted                                      18,687        19.12       133,054       12.63
       Exercised                                    (7,475)       12.63            -           -
       Cancelled                                        -             -       (18,687)      12.63
       Outstanding at year-end                     125,579        13.59       114,367       12.63
       Exercisable at year-end                      21,379        12.63            -           -

   Estimated weighted-average
       fair value of options granted
       during the year                            $   6.29                   $   4.08
                                                   =======                   ========

              The following table summarizes information about the Company's stock options at December 31, 1997:

                                                       Options Outstanding                  Options Exercisable
                                            -----------------------------------------     -------------------------
                                                            Weighted
                                                             Average        Weighted-                     Weighted-
                                              Number        Remaining        Average        Number         Average
                    Exercise                Outstanding    Contractual      Exercise      Exercisable     Exercise
                      Price                 at 12/31/97       Life            Price       at 12/31/97       Price
                      -----                 -----------       ----            -----       -----------       -----
                 $  12.625                    106,892          8 years     $  12.63           21,379       $  12.63
                    14.75                       7,475          9 years        14.75               -             -
                    22.03                      11,212        9.8 years        22.03               -             -

       (c)    Recognition and Retention Plan

              On January 16, 1996, the Company's stockholders approved the SFS Bancorp, Inc. Recognition and Retention Plan (RRP). The purpose of the plan is to promote the long-term interests of the Company and its shareholders by providing a stock based compensation program to attract and retain officers and directors. Under the RRP, 59,800 shares of authorized but unissued shares are reserved for issuance under the plan. The Company also has the alternative to fund the RRP with treasury stock.

                         SFS Bancorp, Inc. and Subsidiary

              During 1997 and 1996, 7,475 shares and 53,222 shares, respectively, were awarded under the RRP. During 1996, 7,475 shares were forfeited under the RRP. 2,990 shares and 8,691 shares vested under the RRP during 1997 and 1996, respectively.

(15)   Fair Value of Financial Instruments

              SFAS No. 107, iDisclosures about Fair Value of Financial Instrumentsi requires the Company to disclose estimated fair values for its financial instruments. SFAS No. 107 defined fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. SFAS No. 107 defines a financial instrument as cash, evidence of ownership interest in an entity, or a contract that imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with a second entity and conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

              Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Companyis entire holdings of a particular financial instrument. Because no ready market exists for a significant portion of the Companyis financial instruments, fair value estimates are based on judgments regarding future expected net cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

              In addition there are significant intangible assets that SFAS No. 107 does not recognize, such as the value of "core deposits", the Company's branch network and other items generally referred to as goodwill.

                         SFS Bancorp, Inc. and Subsidiary

              The following tables present the carrying amounts and estimated fair values of the Company is financial instruments at December 31, 1997 and 1996:

                                                                          1997
                                                                 -----------------------
                                                                      (in thousands)
                                                                  Carrying     Estimated
                                                                  Amount      Fair Value
                                                                  ------      ----------
Financial assets:
  Cash and cash equivalents ................................     $  2,176        2,176
  Securities available for sale ............................        4,067        4,067
  Investment securities ....................................       28,979       29,095

  Loans ....................................................      134,586      135,886
       Less:  allowance for loan losses ....................          778         --
              unearned discount, and deferred loan fees, net           22         --
                                                                 --------     --------
           Net loans .......................................      133,786      135,886

  Accrued interest receivable ..............................        1,130        1,130

Financial liabilities:
  Savings, now, and demand deposit accounts ................       55,728       55,728
  Time deposit accounts ....................................       94,741       94,880
  Advance payments by borrowers for property taxes
       and insurance .......................................        1,281        1,281
  Accrued interest on depositors accounts ..................            7            7

                                                                             1996
                                                                    ----------------------
                                                                         (in thousands)
                                                                    Carrying    Estimated
                                                                     Amount     Fair Value
                                                                     ------     ----------
Financial assets:
  Cash and cash equivalents ...................................     $  2,896        2,896
  Securities available for sale ...............................        1,990        1,990
  Investment securities .......................................       36,180       35,964

  Loans .......................................................      119,120      118,903
       Less:  allowance for loan losses .......................          642         --
                 unearned discount, and deferred loan fees, net           23         --
                                                                    --------     --------
           Net loans ..........................................      118,455      118,903

  Accrued interest receivable .................................        1,137        1,137

Financial liabilities:
  Savings, now, and demand deposit accounts ...................       53,722       53,722
  Time deposit accounts .......................................       86,894       86,968
  Advance payments by borrowers for property taxes
       and insurance ..........................................        1,160        1,160
  Accrued interest on depositors accounts .....................            7            7

                         SFS Bancorp, Inc. and Subsidiary

              Financial Instruments with Carrying Amount Equal to Fair Value

              The carrying amount of cash and due from banks and fed eral funds sold (collectively defined as icash and cash equivalentsi), accrued interest receivable, accrued interest payable, and advance payments by borrowers for property taxes and insurance is considered to be equal to fair value as a result of their short-term nature.

              Securities Available for Sale, Debt Securities and Mortgage-Backed Securities

              The fair value of securities available for sale and investment securities is estimated based on bid prices published in financial newspapers and bid quotations received from either quotation services or securities dealers.

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

              Deposit Liabilities

              Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings deposits, NOW deposits and money market deposits, must be stated at the amount payable on demand as of December 31, 1997 and 1996. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates of deposit liabilities in the foregoing table do not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

                         SFS Bancorp, Inc. and Subsidiary

              Commitments  to Extend  Credit and  Standby  Letters of Credit

              The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current level of interest rates and the committed rates. Based on an analysis of the foregoing factors, the fair value of these items approximates their carrying value at December 31, 1997 and 1996.

(16)   Commitments and Contingent Liabilities

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

              Contract amounts of financial instruments that represent credit risk as of December 31, 1997 and 1996 at fixed and variable interest rates are as follows:

                                                            1997
                                             ----------------------------------
                                              Fixed        Variable       Total
                                              -----        --------       -----
                                                        (in thousands)
Financial instruments
  whose contract amounts
  represent credit risk:
    Conventional mortgage loans ......       $   921         2,296         3,217
    Home equity ......................          --          10,279        10,279
    Commercial loans .................           257          --             257
    Overdraft loans ..................           135          --             135
                                             -------       -------       -------
                                             $ 1,313        12,575        13,888
                                             =======       =======       =======

                         SFS Bancorp, Inc. and Subsidiary

                                                            1996
                                             ----------------------------------
                                              Fixed        Variable       Total
                                              -----        --------       -----
                                                         (in thousands)
Financial instruments
  whose contract amounts
  represent credit risk:
    Conventional mortgage loans ......       $   316         1,572         1,888
    Home equity ......................          --          10,278        10,278
    Commercial loans .................           306          --             306
    Overdraft loans ..................           114          --             114
                                             -------       -------       -------
                                             $   736        11,850        12,586
                                             =======       =======       =======

              The range of interest rates on fixed rate commitments was 7.13% to 18.00% at December 31, 1997 and 5.0% to 18.00% at December 31,
              1996. The Company offers various adjustable rate mortgage (ARM) products on 1-4 family residential dwellings. The principal one-year ARM offered as of December 31, 1997 and 1996 has a 2.00% annual interest rate adjustment cap, and uses the weekly average from the one-year Treasury Constant Maturity Series, plus a margin of 3.00%, as an index for rate adjustments. The lifetime rate ceiling for the one-year ARM product at December 31, 1997 and 1996 was 6.00% above the initial rate. The Company also offers 3/1 and 5/1 ARM products where the rate is fixed for the first 3 and 5 years, respectively. After the initial fixed term, the mortgage has the same characteristics as a one-year ARM. The other ARM product offered at December 31, 1997 and 1996, was a jumbo ARM with a lifetime ceiling of 6.00% above the initial rate. The Company does not originate loans which provide for negative amortization. Mortgage loan terms vary from 10 to 30 years.

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

                         SFS Bancorp, Inc. and Subsidiary

       (b)    Lease Commitments

              The Company leases a branch facility under a noncancelable operating lease expiring in 2006. Total expenses under this lease for the years ended December 31, 1997, 1996 and 1995 were approximately $53,000, $45,000, and $42,000, respectively. A summary of the future minimum commitments required under the noncancelable facility lease are as follows:

                     Years ending December 31:                 (in thousands)

                               1998                                $   52,000
                               1999                                    52,000
                               2000                                    52,000
                               2001                                    52,000
                               2002                                    52,000
                               Thereafter                             203,000
                                                                   ----------
                                                                   $  463,000
                                                                   ==========

(17)   Regulatory Capital Requirements

              OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1997, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

              Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on an institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution considered well capitalized if it has a Tier 1 (core) capital ratio of at least 5.0%; a Tier 1 risk-based capital ratio of at least 6.0%; and a total risk-based capital ratio of at least 10.0%.

              The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

                         SFS Bancorp, Inc. and Subsidiary

              Management believes that, as of December 31, 1997, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

              The following is a summary of the Bank's and Company's actual capital amounts and ratios, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution, at December 31:

                                                                           1997
                                        -------------------------------------------------------------------------
                                                                       Minimum Capital            Classification
                                                  Actual                  Adequacy            as Well Capitalized
                                            Amount       Ratio             Ratio                        Ratio
                                           ------       -----             -----                        -----
              Bank
              Tangible capital          $    18,977     10.88%             1.50%                         -
              Tier 1 (core) capital          18,977     10.88              3.00                          5.00
              Risk-based capital:
                  Tier 1                     18,977     20.33                -                           6.00
                  Total                      19,755     21.16              8.00                         10.00
                                                  Actual
                                            Amount       Ratio
                                            ------       -----
              Consolidated
              Tangible capital          $    21,421     12.28%
              Tier 1 (core) capital          21,421     12.28
              Risk-based capital:
                  Tier 1                     21,421     22.95
                  Total                      22,199     23.78

                         SFS Bancorp, Inc. and Subsidiary

                                                                           1996
                                        -------------------------------------------------------------------------
                                                                       Minimum Capital            Classification
                                                  Actual                  Adequacy            as Well Capitalized
                                            Amount       Ratio             Ratio                        Ratio
                                            ------       -----             -----                        -----
              Bank
              Tangible capital          $    17,762     10.77%             1.50%                         -
              Tier 1 (core) capital          17,762     10.77              3.00                          5.00
              Risk-based capital:
                  Tier 1                     17,762     20.19                -                           6.00
                  Total                      18,405     20.92              8.00                         10.00


                                                  Actual
                                            Amount       Ratio
                                            ------       -----
              Consolidated
              Tangible capital          $    21,625     13.12%
              Tier 1 (core) capital          21,625     13.12
              Risk-based capital:
                  Tier 1                     21,625     24.59
                  Total                      22,267     25.32


(18)   Parent Company Financial Information

              SFS Bancorp, Inc. was organized to serve as the holding company for the Bank and began operations on June 29, 1995 in conjunction with the Bankis mutual-to-stock conversion and the Holding Company's initial public offering of its common stock.

                         SFS Bancorp, Inc. and Subsidiary

                                             Balance Sheets
                                     as of December 31, 1997 and 1996

                                  Assets                                     1997          1996
                                                                    (in thousands, except share data)
Cash and cash equivalents ...........................................     $     76            96
Loan receivable from subsidiary .....................................        2,337         3,757
Equity in net assets of subsidiary ..................................       18,987        17,808
Other assets ........................................................           60            58
                                                                          --------      --------

                  Total assets ......................................     $ 21,460        21,719
                                                                          ========      ========

     Liabilities and Stockholders' Equity

Liabilities:
     Other liabilities ..............................................     $     29            48
                                                                          --------      --------

Stockholders' Equity:
     Preferred stock, $.01 par value, authorized 500,000 shares .....         --            --
     Common stock, $.01 par value, authorized 2,500,000 shares;
         1,495,000 shares issued at December 31, 1997 and 1996 ......           15            15
     Additional paid-in capital .....................................       14,365        14,260
     Retained earnings, substantially restricted ....................       12,422        11,687
     Treasury stock, at cost (286,528 shares at
          December 31, 1997, 224,003 at December 31, 1996) ..........       (4,089)       (2,840)
     Common stock acquired by employee stock ownership plan (ESOP) ..         (837)         (957)
     Unearned recognition and retention plan (RRP) ..................         (455)         (540)
     Net unrealized gain on securities available for sale, net of tax           10            46
                                                                          --------      --------

                  Total stockholders' equity ........................       21,431        21,671
                                                                          --------      --------

                  Total liabilities and stockholders' equity ........     $ 21,460        21,719
                                                                          ========      ========

                              Statements of Income
                 For the years ended December 31, 1997 and 1996


                                                                  1997        1996
                                                                  ----        ----
                                                                  (in thousands)

Interest income ............................................     $  245        384
Interest expense ...........................................        --         --
                                                                 ------     ------
     Net interest income ...................................        245        384

Noninterest expense ........................................        115        104
                                                                 ------     ------

Income before income taxes and equity in undistributed
     earnings of subsidiary ................................        130        280
                                                                 ------     ------

Income tax expense .........................................         52        112
                                                                 ------     ------

Income before equity in undistributed earnings of subsidiary         78        168
Equity in undistributed earnings of subsidiary
     (for the years ended December 31, 1997 and 1996) ......        990        662
                                                                 ------     ------

Net income .................................................     $1,068        830
                                                                 ======     ======

                            Statements of Cash Flows
                 For the years ended December 31, 1997 and 1996

                                                               1997          1996
                                                                ----          ----
                                                                  (in thousands)
Cash flows from operating activities:
     Net income .........................................     $ 1,068          830
     Adjustment to reconcile net income to net cash
         provided by operating activities:
           Equity in undistributed earnings of subsidiary        (990)        (662)
           Increase in other assets .....................          (2)         (17)
           Increase (decrease) in liabilities ...........         (19)          27
           Amortization of RRP ..........................         228           38
                                                              -------      -------
              Net cash provided by operating activities .         285          216
                                                              -------      -------

Cash flows from investing activities:
     Net (increase) decrease in loans ...................       1,420        3,319
                                                              -------      -------
              Net cash provided in investing activities .       1,420        3,319
                                                              -------      -------

Cash flows from financing activities:
     Purchase of treasury stock .........................      (1,486)      (3,418)
     Cash dividends paid ................................        (333)        (156)
     Proceeds from exercise of stock option .............          94         --
                                                              -------      -------
              Net cash used from financing activities ...      (1,725)      (3,574)
                                                              -------      -------

Net decrease in cash and cash equivalents ...............         (20)         (39)

Cash and cash equivalents:
     Beginning of period ................................          96          135
                                                              -------      -------

     End of period ......................................     $    76           96
                                                              =======      =======


              These financial statements should be read in conjunction with the Company is consolidated financial statements and notes thereto.

                             CORPORATE INFORMATION
================================================================================



Annual Meeting

         The annual meeting of SFS Bancorp, Inc. will be held on April 22, 1998 at 10:00 a.m. at the Main Office of the Company at 251-263 State Street in Schenectady, New York.


Market Information

      SFS Bancorp, Inc. Common Stock is traded on the Nasdaq National System under the symbol "SFED." SFS Bancorp, Inc. Common Stock was issued at $10.00 per share in connection with the conversion of Schenectady Federal from mutual to stock form on June 29, 1995. At March 4, 1998 there were approximately 299 holders of record and approximately 422 additional beneficial shareholders of SFS Bancorp, Inc. Common Stock and 1,495,000 shares of common stock issued and 1,208,472 shares outstanding.



PRICE RANGE OF COMMON STOCK

         The table below shows the range of high and low bid prices for the Company's Common Stock. The information set forth in the table below was provided by the Nasdaq. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

               1997                                      1996
--------------------------------------       -----------------------------------
                    High       Low                              High       Low

First Quarter      $18.125    $14.75         First Quarter    $ 13.00    $ 11.50
Second Quarter     $17.50     $16.00         Second Quarter   $ 13.00    $ 11.75
Third Quarter      $23.25     $16.875        Third Quarter    $ 14.25    $ 12.00
Fourth Quarter     $28.00     $21.50         Fourth Quarter   $ 16.25    $ 13.50



         During 1997, the Company declared dividends totaling $333,000 or $0.27 per share on its Common Stock. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Annual Report on Form 10-KSB and Other Investor Information

         SFS Bancorp, Inc. will furnish at no charge to any stockholder a copy of SFS Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1997 and the exhibits thereto required to be filed with the Securities and Exchange Commission by writing to:

                  David J. Jurczynski, Chief Financial Officer
                  SFS Bancorp, Inc.
                  251-263 State Street
                  Schenectady, New York  12305

Transfer Agent and Registrar                         Independent Auditors

Registrar and Transfer Company                       KPMG Peat Marwick LLP
10 Commerce Drive                                    515 Broadway
Cranford, NJ  07016                                  Albany, NY  12207

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

BOARD OF DIRECTORS OF SFS BANCORP, INC. AND SCHENECTADY FEDERAL SAVINGS BANK

Joseph H. Giaquinto, Chairman                        Gerald I. Klein
John F. Assini, M.D.,  Vice Chairman                 Robert A. Schlansker
Richard D. Ammian

OFFICERS OF SFS BANCORP, INC. AND SCHENECTADY FEDERAL SAVINGS BANK

Joseph H. Giaquinto                        Richard D. Ammian
  President and Chief Executive Officer      Senior Vice President and Secretary

David J. Jurczynski                        Michael Krywinski
  Senior Vice President, Treasurer           Vice President
    and Chief Financial Officer

William Pezzula
  Vice President