Form 10KSB, Exhibit 13
period 1998-12-31
SFS BANCORP INC
filed 1999-03-31
CIK 942135

1998 ANNUAL REPORT
















                                     [LOGO]










                                SFS BANCORP, INC.
                              Schenectady, New York

                                            TABLE OF CONTENTS









         President's Message  ............................................   1

         Selected Consolidated Financial Information .....................   2

         Management's Discussion and Analysis of Financial
           Condition and Results of Operations ...........................   4

         Independent Auditors' Report  ...................................  20

         Consolidated Financial Statements ...............................  21

         Corporate Information ...........................................  56

                               PRESIDENT'S MESSAGE
                               -------------------

Dear Fellow Stockholders:

         On behalf of the Board of Directors, Officers and Employees of SFS Bancorp, Inc. (SFS) and its wholly owned subsidiary, Schenectady Federal Savings Bank (the "Bank"), we are pleased to present to you our Annual Report for 1998.

         Undoubtedly the most noteworthy event during 1998 was the announced merger of SFS Bancorp, Inc. with and into Cohoes Bancorp, Inc. (Cohoes) a newly formed holding company of Cohoes Savings Bank. The merger was perceived by management and the Board of SFS as an opportunity to maximize value for our shareholders. The merger was terminated when Cohoes notified SFS in October that the merger was no longer feasible due to the significant decline in the market values of publicly held thrift institutions and institutions converting from mutual to stock, as well as, regulatory concerns regarding the pricing of the transaction. As a result, SFS received a termination fee of $2,000,000 during the fourth quarter of 1998.

         Net income for 1998 was $2,115,000 compared to $1,068,000 for 1997. The increase of $1,047,000 was primarily attributable to the termination fee which was partially offset by one-time merger related expenses of $355,000. Excluding the termination fee and one-time merger related expenses, net income increased by approximately $60,000 to $1,128,000 or 5.6% from 1997 levels. The focus on core banking products and net interest income provided the basis for the increase in the net income exclusive of the termination fee and one-time merger related expenses. SFS will continue to focus on core banking products and services as a means of improving net income and enhancing the value of our franchise.

         In 1998, the Bank again reaffirmed its commitment to meeting the credit needs of our community through mortgage and consumer lending. Net loans increased $6.4 million during 1998 to $140.2 million at year-end 1998. The increase was primarily the result of originations of local residential mortgage loans which the Bank continues to own and service. This continues our ongoing policy of generating high asset quality investments. Non-performing loans decreased $487,000 or 36.2% during 1998 to $860,000 or approximately 0.6% of total assets at year end 1998.

         Our management team has been working diligently on the much-publicized Year 2000 data processing issue. We have developed a comprehensive plan including contingency and business resumption issues that addresses the sensitivity of processes affected by the century date change. We do not expect that the cost of fully complying with this issue will have a material impact on our earnings in 1999. All mission critical systems have been modified and all have been tested and deemed to be compliant. We expect to be fully compliant long before the change to the new millennium.

         As always, please be assured that your Board of Directors and management team remain committed to explore capital management and other strategies that will result in maximizing value for our shareholders. Thank you for your continued support and confidence in SFS Bancorp, Inc.

                                                Sincerely,

                                                /s/Joseph H. Giaquinto
                                                ----------------------
                                                Joseph H. Giaquinto
                                                Chairman of the Board, President
                                                and Chief Executive Officer

                                          SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                      December 31,
                                                          --------------------------------------------------------------------
                                                            1998           1997           1996           1995           1994
                                                          --------       --------       --------       --------       --------
                                                                                    (In thousands)
        Selected Financial Condition Data

        Total assets  . . . . . . . . . . . . . . .       $178,167       $174,428       $164,888       $166,529       $150,837
        Cash and cash equivalents   . . . . . . . .          3,812          2,176          2,896         10,453          6,468
        Securities available for sale . . . . . . .         16,954          4,067          1,990          7,976          7,776
        Investment securities   . . . . . . . . . .         11,661         28,979         36,180         43,076         38,893

        FHLB stock    . . . . . . . . . . . . . . .          1,338          1,338          1,215          1,117          1,123
        Loans receivable, net   . . . . . . . . . .        140,210        133,786        118,455        100,921         93,703
        Real estate owned   . . . . . . . . . . . .            271            111            178            200            204

        Deposits  . . . . . . . . . . . . . . . . .        150,578        150,469        140,616        139,671        138,299
        Advance payments by borrowers
           for taxes and insurance  . . . . . . . .          1,425          1,281          1,160          1,402          1,270
        Stockholders' equity  . . . . . . . . . . .         23,610         21,431         21,671         24,261         10,046

                                                                                     December 31,
                                                       -----------------------------------------------------------------------
                                                           1998           1997           1996           1995           1994
                                                       -----------    -----------    -----------    -----------    -----------
                                                                                    (In thousands)
        Selected Operations Data

        Total interest income   . . . . . . . . . .       $ 12,751       $ 12,368       $ 11,867       $ 11,523       $  9,849

        Total interest expense . . . . .  . . . . .          6,902          6,623          6,187          6,236          5,077
                                                        -----------    -----------    -----------    -----------    ----------
          Net interest income . . . . . . . . . . .          5,849          5,745          5,680          5,287          4,772
        Provision for loan losses . . . . . . . . .            120            120            120            370            120
                                                        -----------    -----------    -----------    -----------    ----------
        Net interest income after
          provision for loan losses . . . . . . . .          5,729          5,625          5,560          4,917          4,652
        Noninterest income    . . . . . . . . . . .          2,462            423            333            280            137
        Noninterest expense   . . . . . . . . . . .          4,638          4,288          5,169          3,986          4,063
                                                        -----------    -----------    -----------    -----------    ----------
        Income before taxes   . . . . . . . . . . .          3,553          1,760            724          1,211            726
        Income tax expense (benefit)  . . . . . . .          1,438            692           (106)           356            215
                                                        ===========    ===========    ===========    ===========    ==========
        Net income    . . . . . . . . . . . . . . .     $    2,115     $    1,068     $      830     $      855     $      511
                                                        ===========    ===========    ===========    ===========    ===========

                                  SELECTED CONSOLIDATED FINANCIAL INFORMATION, continued


                                                                                   Year Ended December 31,
                                                                ---------------------------------------------------------
                                                                 1998         1997         1996        1995         1994
                                                                ------       ------       ------      ------       ------
 Selected Financial Ratios and Other Data

 Performance Ratios:
 -------------------

  Return on assets (ratio of net income to
     average total assets. . . . . . . . .. . . . . . . . .       1.20%        0.63%        0.50%       0.53%        0.34%
  Net interest rate spread  . . . . . . . . . . . . . . . .       2.88         2.96         2.95        2.93         3.06
  Net interest margin . . . . . . . . . . . . . . . . . . .       3.40         3.46         3.51        3.36         3.26
                                                  . . . . .
  Ratio of noninterest expense to average total assets  . .       2.63         2.51         3.13        2.48         2.72
  Ratio of net interest income to noninterest expense . . .     126.11       133.97       109.89      131.29       116.50
  Return on equity (ratio of net income to average
      equity) . . . . . . . . . . . . . . . . . . . . . . .       9.74         5.04         3.73        5.07         5.31
                                      . . . . . . .
  Liquidity ratio at end of year   . . . . . . . . . . . .       19.24        19.72        22.58       32.45        19.57
  Efficiency ratio  . . . . . . . . . . . . . . . . . . . .      67.87        69.52        85.96       71.60        82.77

 Asset Quality Ratios:
 ---------------------

  Non-performing assets to total assets, at end of year . .       0.64         0.84         0.61        0.62         1.93
  Allowance for loan losses to non-performing loans,
     at year end  . . . . . . . . . . . . . . . . . . . . .     110.76        57.78        77.07       68.18        31.79
  Allowance for loan losses to total loans  . . . . . . . .       0.67         0.58         0.54        0.56         0.91

 Capital Ratios:
 ---------------

  Stockholders' equity to total assets at end of year . . .      13.25       12.29        13.14        14.57        6.66
  Average stockholders' equity to average total assets  . .      12.31       12.43        13.48        10.50        6.43
  Ratio of average interest-earning assets to average
    interest-bearing liabilities. . . . . . . . . . . . . .     112.84      112.68       114.72       110.84      105.75

  Number of full service offices  . . . . . . . . . . . . .          4           4            3            3           3

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

Forward Looking Statements

         When used in this Annual Report or future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or other shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

         The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The  Company  does  not  undertake,   and  specifically  disclaims  any
obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Business Strategy

         The primary goal of management is to improve the Company's profitability and enhance its net worth while minimizing risk. The Company's profitability is dependent primarily on its net interest income, which is the difference between interest earned on its loans and investments and the interest paid on interest-bearing liabilities. The Company's profitability is also affected by the generation of recurring noninterest income, which primarily consists of fees and service charges. Net interest income is determined by (i) the difference between the yield earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, net income is affected by the level of noninterest expense and provision for loan losses.

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


         Management strives to operate as a conservative, well-capitalized, profitable community bank dedicated to financing home ownership and other consumer needs, and to provide quality service to its customers. The Company believes it successfully implements this strategy by:

         Emphasizing One-to-Four Family Lending. Historically, the Company has been predominantly a one-to-four family residential lender. One-to-four family residential loans constituted 96.0% and 94.9% of total gross loans at December 31, 1998 and 1997, respectively.

         Maintaining Asset Quality. The Company places strong emphasis on achieving a high degree of asset quality maintained through sound underwriting, constant monitoring and effective collection techniques. The Company's ratio of non-performing assets to total assets was 0.6% and 0.8% as of December 31, 1998 and 1997, respectively.

         Managing Interest Rate Risk. In order to reduce the impact on the Company's net interest income due to changes in interest rates, the Company's management has adopted a strategy that has been designed to maintain the interest rate sensitivity of its assets and liabilities. The primary elements of this strategy involve emphasizing the origination of adjustable and floating rate loans and maintaining a short- and medium-term investment portfolio. The level of adjustable or floating rate loans included in total loans was 56.3% as of December 31, 1998. Additionally, 20.2% of the Company's interest-earning assets carried remaining terms of five years or less.

         The Company's management believes that a portion of passbook, transaction and other non-certificate accounts representing core deposits can have a lower cost and be more resistant to interest rate changes than certificate accounts. Accordingly, the Company has used customer service and marketing initiatives to maintain and expand its core deposits. While the Company believes that a portion of these non-certificate accounts are interest rate sensitive and may flow to other investments if interest rate differential between certificate and non-certificate accounts continue, the Company believes that a significant portion of the balance of these accounts represent core deposits. At December 31, 1998, 38.3% of the Company's total deposits consisted of passbook, transaction and other non-certificate accounts.

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

         The following table is provided by the OTS and sets forth as of December 31, 1998 the Company's interest rate risk as measured by changes in its net portfolio value ("NPV") (i.e. the present value of the expected cash flow from assets, liabilities and off-balance sheet contracts) for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points.

          Change in
        Interest Rate                   $ Amount                      $ Change                    % Change
        -------------                   --------                      --------                    --------
       (Basis Points)                                          (Dollars in Thousands)
              +400                       $15,305                       $(9,223)                     (38)%
              +300                        18,141                        (6,387)                     (26)
              +200                        20,726                        (3,802)                     (15)
              +100                        22,848                        (1,680)                      (7)
                0                         24,528                            --                       --
              -100                        26,038                         1,510                        6
              -200                        27,376                         2,848                       12
              -300                        29,082                         4,554                       19
              -400                        30,678                         6,150                       25



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

Financial Condition

         Total assets increased $3.7 million (2.1%) to $178.2 million at December 31, 1998 from $174.4 million at December 31, 1997. This increase consisted primarily of an increase in loans receivable, net of $6.3 million (4.8%) to $140.2 million at December 31, 1998 and an increase in securities available for sale of $12.9 million (316.9%) to $17.0 million at December 31, 1998. These increases were offset by a decrease in investment securities of $17.3 million (59.8%) to $11.7 million at December 31, 1998. The change in the composition of the investment portfolio classifications from held to maturity to available for sale will provide management the flexibility to entertain strategies to maximize the return of the combined portfolios.

         Total liabilities were $154.6 million at December 31, 1998 representing an increase of $1.6 million (1.0%) from December 31, 1997. The increase was attributable to marginal increases in total deposits and advance payments by borrowers for taxes and insurance combined with long-term borrowings which were $700,000 at December 31, 1998. There were no long-term borrowings as of December 31, 1997.

         Stockholders' equity increased $2.2 million (10.2%) to $23.6 million at December 31, 1998 as compared to $21.4 million at December 31, 1997. Retained earnings increased by $1.7 million as a result of net income of the Company for the year ended December 31, 1998 of $2.1 million offset by the declaration and payment of dividends of $387,000.

         Non-performing assets totaled $1.1 million and $1.5 million at December 31, 1998 and 1997, respectively. The decrease in non-performing assets of $400,000 (25.1%) is primarily attributable to principal paydowns received on the Bank's largest non-performing loan. In addition to the principal payments received on this loan, the Bank recovered approximately $56,000 on a previously charged off portion of this loan relationship. The remaining portion of this loan is considered adequately collateralized and payments have remained current. All remaining loans classified as non-performing are secured by one-to-four family residential properties. The decrease in non-performing loans was offset by an increase in real estate owned. All assets in other real estate are recorded at the net realizable value. The ratio of allowance for loan losses to non-performing loans was 110.76% at December 31, 1998, compared with 57.78% at December 31, 1997. The ratio of non-performing assets to total assets was .64% at December 31, 1998 compared with .84% at December 31, 1997.

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

                                                                                    Year Ended December 31,
                                                     -------------------------------------------------------------------------------
                                                                        1998                                      1997
                                                     --------------------------------------     ------------------------------------
                                                        Average       Interest                    Average       Interest
                                                      Outstanding     Earned/        Yield/     Outstanding      Earned/      Yield/
                                                        Balance        Paid           Rate         Balance        Paid         Rate
                                                        --------     ---------      -------       --------       -------      -----
                                                                                     (Dollars in Thousands)
       Interest-Earning Assets:
        Loans receivable, net(1) . . . . . . . . .      $139,445     $  10,693        7.67%       $124,994       $ 9,757       7.81%
        Mortgage-backed securities   . . . . . . .        13,700           850        6.20          18,807         1,189       6.32
        Securities available for sale. . . . . . .         8,988           562        6.25           4,368           286       6.55
        Investment securities  . . . . . . . . . .         4,755           335        7.05          13,779           896       6.50
        Other interest-earning assets
          including cash equivalents . . . . . . .         4,042           214        5.29           2,845           153       5.38
        FHLB stock     . . . . . . . . . . . . . .         1,338            97        7.25           1,322            87       6.58
                                                        --------     ---------                    --------       -------
            Total interest-earning assets  . . . .      $172,268        12,751        7.40        $166,115        12,368       7.45
                                                        ========     ---------                    ========       -------

       Interest-Bearing Liabilities:
        Savings accounts   . . . . . . . . . . . .        36,460         1,069        2.93          36,982         1,113       3.01
        Money market accounts    . . . . . . . . .         7,618           249        3.27           7,197           251       3.49
        Demand and NOW accounts(2) . . . . . . . .        11,539           158        1.37          10,660           159       1.49
         Certificate accounts. . . . . . . . . . .        95,526         5,390        5.64          91,420         5,075       5.55
        Long term borrowings      . . . .  . . . .           139             7        5.04              --            --         --
        Escrow   . . . . . . . . . . . . . . . . .         1,378            29        2.10           1,162            25       2.15
                                                        --------     ---------                    --------       -------
           Total interest-bearing liabilities  . .      $152,660         6,902        4.52        $147,421         6,623       4.49
                                                        ========     ---------      ------        ========       -------     ------
       Net interest income   . . . . . . . . . . .                   $   5,849                                   $ 5,745
                                                                     =========                                   =======
       Net interest rate spread    . . . . . . . .                                    2.88%                                    2.96%
                                                                                      ====                                     ====
       Net earning assets  . . . . . . . . . . . .      $ 19,608                                 $  18,694
                                                        ========                                 =========
       Net yield on average interest-
         earning assets  . . . . . . . . . . . . .                                    3.40%                                    3.46%
                                                                                      ====                                     ====
       Average interest-earning assets to
         average interest-bearing liabilities  . .          1.13                                      1.13
                                                            ====                                      ====

                                                                     Year Ended December 31,
                                                           -------------------------------------
                                                                              1996
                                                           -------------------------------------
                                                             Average        Interest
                                                           Outstanding       Earned/      Yield/
                                                             Balance          Paid         Rate
                                                             --------        -------      ------
                                                                     (Dollars in Thousands)
      Interest-Earning Assets:
       Loans receivable, net(1) . . . . . . . . .            $111,524        $ 8,758       7.85%
       Mortgage-backed securities   . . . . . . .              22,403          1,418       6.33
       Securities available for sale. . . . . . .               5,169            307       5.94
       Investment securities  . . . . . . . . . .              16,698          1,059       6.34
       Other interest-earning assets
         including cash equivalents . . . . . . .               4,698            247       5.26
       FHLB stock     . . . . . . . . . . . . . .               1,204             78       6.48
                                                             --------        -------
           Total interest-earning assets  . . . .            $161,696         11,867       7.34
                                                             ========        -------

      Interest-Bearing Liabilities:
       Savings accounts   . . . . . . . . . . . .              38,857          1,173       3.02
       Money market accounts    . . . . . . . . .               5,195            161       3.10
       Demand and NOW accounts(2) . . . . . . . .              10,102            148       1.47
        Certificate accounts. . . . . . . . . . .              85,642          4,680       5.46
       Long term borrowings      . . . .  . . . .                  --             --         --
       Escrow   . . . . . . . . . . . . . . . . .               1,155             25       2.16
                                                             --------        -------
          Total interest-bearing liabilities  . .             140,951          6,187        4.39
                                                             ========        -------      ------
      Net interest income   . . . . . . . . . . .                            $ 5,680
                                                                             =======
      Net interest rate spread    . . . . . . . .                                           2.95%
                                                                                          ======
      Net earning assets  . . . . . . . . . . . .            $ 20,745
                                                             ========
      Net yield on average interest-
        earning assets  . . . . . . . . . . . . .                                          3.51%
                                                                                          ======
      Average interest-earning assets to
        average interest-bearing liabilities  . .                1.15
                                                             =========

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

                                                                            Year Ended December 31,
                                                 --------------------------------------------------------------------------------
                                                            1998 vs. 1997                              1997 vs. 1996
                                                 --------------------------------------     -------------------------------------
                                                  Increase (Decrease)                       Increase (Decrease)
                                                         Due to                                     Due to
                                                 ---------------------                      --------------------
                                                                               Total                                     Total
                                                                              Increase                                  Increase
                                                  Volume         Rate        (Decrease)      Volume        Rate        (Decrease)
                                                  ------         ----        ----------      ------        ----        ----------
                                                                                  (In Thousands)
     Interest-earning assets:
      Loans receivable, net  . . . . . . . . .     $1,105       $  (169)       $   936       $1,051       $  (52)       $   999
      Mortgage-backed securities   . . . . . .       (317)          (22)          (339)        (227)          (2)          (229)
      Securities available for sale  . . . . .        289           (13)           276          (51)          30            (21)
      Investment securities  . . . . . . . . .       (643)           82           (561)        (190)          27           (163)
      Other interest-earning assets  . . . . .         63            (2)            61         (100)           6            (94)
      FHLB stock     . . . . . . . . . . . . .          1             9             10            8            1              9
                                                  -------       -------        -------       ------       ------        -------

     Total interest-earning assets   . . . . .    $   498       $  (115)       $   383       $  491       $   10        $   501
                                                  =======       =======        =======       ======       ======        =======

     Interest-bearing liabilities:
      Savings accounts   . . . . . . . . . . .    $   (16)      $   (28)       $   (44)      $  (56)     $    (4)       $   (60)
      Money market accounts    . . . . . . . .         14           (16)            (2)          74           16             90
      Demand and NOW accounts        . . . . .         13           (14)            (1)           8            3             11
      Certificate accounts   . . . . . . . . .        231            84            315          320           75            395
      Long-term borrowings   . . . . . . . . .          7             0              7            0            0              0
      Escrow . . . . . . . . . . . . . . . . .          5            (1)             4            0            0              0
                                                 ---------      --------       -------      -------      -------        -------

        Total interest-bearing liabilities . .    $   254       $     25      $    279      $   346      $    90        $   436
                                                  =========     =========     ========      =======      =======        =======

     Net interest income                                                      $    104                                  $    65
                                                                              ========                                  =======

                                       10

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

Comparison of Operating Results for Years Ended December 31, 1998 and 1997

         Net Income. The Company reported net income of $2,115,000 for the year ended December 31, 1998, as compared to $1,068,000 for the year ended December 31, 1997. As discussed below, the increase in net income of $1,047,000 or 98.0%, was due to an increase in noninterest income of $2,039,000 and an increase in net interest income of $104,000. These increases were partially offset by an increase in noninterest expense of $350,000 and an increase in income tax expense of $746,000.

         Interest Income. Interest income increased by $383,000, or 3.1% from $12.4 million in 1997 to $12.8 million in 1998. This increase was due to an increase in the balance of average interest-earning assets offset by a decrease in the yield earned. Average interest-earning assets increased from $166.1 million in 1997 to $172.3 million in 1998. The yield on the Company's interest-earning assets decreased from 7.45% for the year ended December 31, 1997 to 7.40% for the year ended December 31, 1998 as a result of the general decrease in the market rates of interest on both loans and investment securities.

         Interest Expense. Interest expense increased by $279,000 or 4.2% to $6.9 million for the year ended December 31, 1998. The increase was a result of an increase in the balance of average interest-bearing liabilities of $5.2 million, or 3.6% to $152.7 million. The average rate paid for the year ended December 31, 1998 was 4.52% as compared to 4.49% in 1997. The average balance of all deposit products increased from 1997 to 1998 except savings accounts which decreased on average $522,000 (1.4%). The increase in the various deposit products was due in part to the opening of a new branch in March 1997 along with continued competitive pricing and to a lesser extent the flow from savings accounts to higher paying certificate accounts. The increase in the average rate paid can be attributable to the composition of the deposit structure whereby certificate accounts represented a greater percentage of total deposits in 1998 compared to 1997. The competitive rate environment that prevailed during 1998 and 1997 also affected the average rate paid.

         Net Interest Income. Net interest income increased $104,000 or 1.8% to $5.8 million in 1998 due principally to the relative increase of the loans receivable, net portfolio in relation to total interest earning assets from 1997 to 1998. The percentage of average loans receivable, net to total average interest earning assets increased from 75.2% in 1997 to 80.9% in 1998.

         Provision For Loan Losses. The provision for loan losses amounted to $120,000 for 1998 and 1997, respectively. When determining the level of provision for loan losses, management considers historical charge off ratios as well as the then current regulatory and the general economic environment. The Company's ability to collect on numerous loans previously charged off continued throughout 1998 and 1997. As a result of successful collection efforts, total recoveries exceeded total charge offs by $55,000 in 1998 and $16,000 in 1997. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for probable losses in the present portfolio, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

         Noninterest Income. Total noninterest income increased by $2,039,000, or 482.0% from $423,000 in 1997 to $2,462,000 in 1998. The increase was principally attributable to a $2,000,000 fee resulting from the termination of the definitive agreement pursuant to which the Company was to merge with Cohoes Bancorp, Inc. (Cohoes), a newly-formed holding company organized in connection with Cohoes Savings Bank's conversion from a mutual to a stock institution. Cohoes had advised the Company that the transaction was no longer feasible due to significant declines in market values of publicly traded thrift institutions and institutions undertaking mutual-to-stock conversions. Despite the best efforts of both parties, revised terms acceptable to everyone could not be agreed upon.

         Noninterest Expense. Noninterest expense increased by $350,000, or 8.2% from $4.3 million in 1997 to $4.6 million in 1998. The increase is primarily attributable to the professional services and other expenses incurred totaling $355,000 associated with the terminated merger as described above. Compensation and benefits increased $52,000 (2.0%) from 1997 to 1998. The increase was a result of annual merit increases and increased employee benefits partially due to an increase in the Employee Stock Ownership Plan (ESOP) expense offset by a reduction in the number of employees. Data processing fees increased $20,000 (11.4%) during 1998 to $195,000 due in part to incremental expenses related to the Company's efforts to comply with the Year 2000 data processing issue. Advertising and business promotion decreased $34,000 (39.5%) as a result of expenses incurred in 1997 for the opening of a new branch. FDIC premiums increased $18,000 (24.3%) to $92,000 as a result of the SAIF insurance premium refunded the Bank in the first quarter of 1997 which had been paid in the fourth quarter of 1996 subsequent to the capitalization of SAIF. Other expenses decreased $44,000 (10.1%) to $390,000 in 1998 due in part to reduced servicing expenses as the serviced mortgage portfolio decreases and reduced premiums on insurance policies that were put out to bid. Office occupancy and equipment expenses and professional service fees remained relatively stable during 1998 as compared with 1997. As a result of the merger related expenses, the ratio of noninterest expense to average assets increased from 2.51% for 1997 to 2.63% for 1998.

         Income Tax Expense. Income tax expense increased $746,000 from $692,000 in 1997 to $1,438,000 in 1998. Income before taxes increased $1,793,000 (101.9%)
to $3,553,000 as a
result of the recognition of fees associated with the failed merger net of related expenses as described above. The effective tax rates for 1998 and 1997 were 40.5% and 39.3%, respectively. The increase was primarily attributable to an increase in the nondeductible portion of the compensation expense of the Company's ESOP.


Comparison of Operating Results for the Years Ended December 31, 1997 and 1996

         Net Income. The Company reported net income of $1,068,000 for the year ended December 31, 1997, as compared to $830,000 for the year ended December 31, 1996. As discussed below, the increase in net income of $238,000 or 28.7%, was due to a decrease in noninterest expense of $881,000, an increase in noninterest income of $90,000 and an increase in net interest income of $65,000. These increases were partially offset by an increase in income tax expense of $798,000.

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

         Interest Expense. Interest expense increased by $436,000 or 7.0% to $6.6 million for the year ended December 31, 1997. The increase was a result of an increase in the balance of average interest-bearing liabilities of $6.5 million, or 4.6% to $147.4 million. The average rate paid for the year ended December 31, 1997 was 4.49% as compared to 4.39% in 1996. The mix within the deposit structure changed as the average balance of certificate and money market account balances grew a combined $7.8 million (8.6%) while savings accounts declined $1.9 million (4.8%). The change in the deposit mix was due in part to the opening of the new branch which had higher promotional certificate rates and to a lesser extent the flow from savings accounts to higher paying certificate accounts. The average rate paid was a reflection of the general interest rate and competitive environment that prevailed during 1997 and 1996.

         Net Interest Income. Net interest income increased $65,000, or 1.1% to $5.7 million in 1997 due principally to the relative increase of the loans receivable, net portfolio in relation to total interest earning assets from 1996 to 1997. The percentage of average loans receivable, net to total average interest earning assets increased from 69.0% in 1996 to 75.2% in 1997.

         Provision For Loan Losses. The provision for loan losses amounted to $120,000 for 1997 and 1996, respectively. When determining the level of provision for loan losses, management considers historical charge off ratios as well as the then current regulatory and the general economic environment. Net charge-offs decreased from $50,000 in 1996 to a $16,000 net recovery in 1997 due to the Company's ability to collect on numerous loans previously charged off combined with a decrease in charge offs in 1997. The Company will continue to monitor and modify its allowance for loan losses as conditions dictate. Although the Company maintains its allowance for loan losses at a level it considers adequate to provide for probable losses in the present portfolio, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

         Noninterest Income. Total noninterest income increased by $90,000, or 27.0% from $333,000 in 1996 to $423,000 in 1997. The increase was principally attributable to an increase of $48,000 in net gain on security transactions combined with increases in other loan charges and Bank fees and service charges.

         Noninterest Expense. Noninterest expense decreased by $881,000, or 17.0% from $5.2 million in 1996 to $4.3 million in 1997. The decrease is primarily attributable to the special one-time SAIF assessment in 1996 which totaled $930,000 and an ongoing reduction in the FDIC insurance premiums subsequent to the special assessment. Compensation and benefits increased $188,000 (7.7%) from 1996 to 1997. The increase was a result of increased retail staff due to the opening of a new branch in March 1997, annual merit increases, and increased employee benefits partially due to the increases in the ESOP expense. Office occupancy and equipment expense increased $98,000, or 18.8% as a result of increases in depreciation, property taxes and utilities associated with the opening of the new branch. Advertising and business promotion, professional service fees, data processing fees, and other expense remained relatively stable during 1997 as compared with 1996. The ratio of noninterest expense to average assets decreased from 3.13% for 1996 to 2.51% for 1997.

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

         The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support loan growth and deposit withdrawals, to satisfy financial commitments and to take advantage of investment opportunities. The Company generally maintains sufficient cash and overnight deposits to meet short-term liquidity needs. At December 31, 1998, cash and cash equivalents totaled $3.8 million, or 2.1% of total assets. In addition, the Company maintains a credit facility with the FHLB of New York, which provides for immediately available advances. As of December 31, 1998, there was $700,000 advanced under this credit facility. Depending on market conditions and the pricing of deposit products and FHLB borrowings, the Company may continue to rely on FHLB borrowings for its liquidity needs.

         The Company is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 4.0% and for the month of December 1998, the Bank exceeded that, maintaining an average liquidity ratio of 19.24%.

         The primary investing activities of the Company are the origination and purchase of mortgage loans and the purchase of securities. During the years ended December 31, 1998, 1997 and 1996, the Company's mortgage loan originations and purchases totaled $36.7 million, $35.4 million, and $31.4 million, respectively. The Company purchased securities available for sale of $16.9 and $6.1 million for the years ended December 31, 1998 and 1997, respectively. The Company did not purchase any securities available for sale during 1996. The Company purchased investment securities during the years ended December 31, 1998, 1997 and 1996 of $699,000, $1.7 million and $6.0 million, respectively.

         The primary financing activity of the Company is the attraction of deposits and the repurchase of the Company's shares. During the years ended December 31, 1998, 1997, and 1996, the Company experienced a net increase in deposits of $109,000, $9.9 million, and $945,000, respectively. During the year ended December 31, 1997, the Company repurchased 77,475 shares. During the year ended December 31, 1996, the Company repurchased 269,750 shares of which 53,222 shares were used to fund the RRP. The average price of treasury shares purchased was $19.68 totaling $1.5 million for 1997 and $12.68 totaling $3.5 million for 1996. The average price paid was approximately 111.0% and 74.4% of the Company's book value per share at December 31, 1997 and 1996, respectively. The Company did not repurchase shares during 1998. The Office of Thrift Supervision (OTS) restricts the number of shares which may be repurchased during the three year period following conversion. Generally, only 5% of shares outstanding may be repurchased annually during the first three years following conversion. However, the OTS has allowed additional share repurchases of 5% annually based on extenuating facts and circumstances. As of June 29, 1998, the OTS no longer restricts the amount of shares the Company may elect to repurchase.

         At December 31, 1998, the Bank's capital exceeded each of the capital requirements of the OTS. At December 31, 1998, the Bank's tangible and core capital levels were both $20.5 million (11.50% of total adjusted assets) and its risk-based capital level was $21.4 million (22.65% of total risk-weighted assets). The current minimum regulatory capital ratio requirements are 1.5% for tangible capital, 3.0% for core capital and 8.0% for risk-weighted capital.

         The Company anticipates that it will have sufficient funds available to meet its current commitments. At December 31, 1998, the Company had commitments to originate loans of $2.1 million as well as undrawn commitments of $10.2 million on home equity and other lines of credit. Certificates of deposits which are scheduled to mature in one year or less at December 31, 1998 totaled $68.1 million. Management believes that a significant portion of these deposits will remain with the Company.


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


Impact of Recent Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management is currently evaluating the impact of this Statement on the Company's consolidated financial statements.


Impact of the Year 2000

General. The Year 2000 ("Y2K") issue confronting the Company and its suppliers, customers, customers' suppliers and competitors centers on the inability of computer systems to recognize the year 2000. Many existing computer programs and systems originally were programmed with six digit dates that provided only two digits to identify the calendar year in the date field. With the impending new millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000.

Financial institution regulators recently have increased their focus upon Y2K compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council ("FFIEC") has issued several interagency statements on Y2K Project Management Awareness. These statements require financial institutions to, among other things, examine the Y2K implications of their reliance on vendors and with respect to data exchange and the potential impact of the Y2K issue on their customers, suppliers and borrowers. These statements also require each federally regulated financial institution to survey its exposure, measure its risk and prepare a plan to address the Y2K issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any Y2K problems. The federal banking agencies have assessed that Y2K testing and certification is a key safety and soundness issue in conjunction with regulatory exams and, thus, that an institution's failure to address appropriately the Y2K issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions or the imposition of civil money penalties.

Risks. Like most financial services providers, the Company and its operations may be significantly affected by the Y2K issue due to its dependence on technology and date-sensitive data. Computer software and hardware and other equipment, both within and outside the Company's direct control, and third parties with whom the Company electronically or operationally interfaces (including without limitation its customers and third party vendors) are likely to be affected. If computer systems are not modified in order to be able to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on date field information, such as interest, payment or due dates and other operating functions, could generate results which are significantly misstated, and the Company could experience an inability to process transactions, prepare statements or engage in similar normal business activities. Likewise, under certain circumstances, a failure to adequately address the Y2K issue could adversely affect the viability of the Company's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Y2K issue could result in a significant adverse impact on the Company's operations and, in turn, its financial condition and results of operations.


State of Readiness. During May 1998, the Company formally approved its plan to address the Y2K issue. Since that time the Company has taken the following steps:


- Established senior management advisory and review responsibilities;
- Completed a Company-wide inventory of applications and system software;
- Implemented a tracking database for applications and vendor software created by regulators;
- Developed compliance plans and schedules for all lines of business;
- Begun computer application testing;
- Initiated vendor compliance verification;
- Contacted all vendors with whom the Company interacts to determine their state of readiness;

- Begun awareness and education activities for employees through existing internal communication channels; and
- Developed a process to respond to customer inquires as well as help educate customers on the Y2K issue.

The following paragraphs summarize the phases of the Company's Y2K plan:

1. Awareness Phase. The Company formally established a Y2K plan headed by a senior manager, and a Y2K committee was assembled for management of the project. The project committee created a plan of action that includes milestones, budget estimates, strategies, and methodologies to track and report the status of the project. Members of the project committee also attended conferences and information sharing sessions to gain more insight into the Y2K issue and potential strategies for addressing it. This phase is substantially complete.

2. Assessment Phase. The Company's strategies were further developed with respect to how the objectives of the Y2K plan would be achieved, and a Y2K business risk assessment was made to quantify the extent of the Company's Y2K exposure. A corporate inventory (which is periodically updated as new technology is acquired and as systems progress through subsequent phases) was developed to identify and monitor Y2K readiness for information systems (hardware, software, utilities, and vendors) as well as environmental systems (security systems, facilities, etc.). Systems were prioritized based on business impact and available alternatives. Mission critical systems supplied by vendors were researched to determine Y2K readiness. If Y2K-ready versions were not available, the Company began identifying functional replacements which were either upgradeable to currently Y2K-ready, and a formal plan was developed to repair, upgrade or replace all mission critical systems. This phase is substantially complete.

Beginning in 1997 and throughout 1998, the Company began Y2K evaluation of all commercial borrowers at the time of the annual review of their loans. All commercial customers were evaluated for Y2K exposure by the Internal Loan Review Committee using a questionnaire developed by the Company's Y2K committee and an assessment as to the borrower's reliance on data processing and the risk to the overall viability of the business. As part of the current credit approval process, all new and renewed loans are evaluated for Y2K risk. While the Company will continue to monitor the progress being made by its commercial customers in addressing their own Y2K issues, to date the Company is generally satisfied with customers' responses and their progress in addressing their Y2K risk. The Company's primary assets are residential mortgage loans which have been assessed with minimal risk as it relates to Y2K and the impact on the creditworthiness of these loans individually or as a whole.

3. Conversion/Renovation Phase. The Company's corporate inventory revealed that upgrades are available for all vendor-supplied mission critical systems. All mission critical applications and the majority of other applications which are deemed Y2K-ready have been received and placed into production and have entered the validation process.

4. Validation/Implementation Phase. This phase is designed to test the ability of hardware and software to accurately process date sensitive data. The Company currently is in the process of validation testing of each mission critical applications. The Company's Y2K test environment, periodically supplied by its service bureau data center, is virtually insulated from production and development environments. The Company has reassigned internal personnel responsibilities in anticipation of the increased work efforts and has increased staff to support normal business activities. The Company's validation phase was substantially completed during 1998 for all mission critical systems except for the accounting general ledger system which will undergo validation testing in the first quarter of 1999. During the validation testing process to date, no significant Y2K problems have been identified relating to any modified or upgraded mission critical systems.

Company's Resources Invested. The Company's Y2K committee has been assigned the task of ensuring that all systems across the Company are identified, analyzed for Y2K compliance, corrected if necessary, tested, and changes put into service. The Y2K committee members represent all functional areas of the
Company, including retail banking, data processing, loan administration, accounting, operations, compliance, internal audit, human resources, and marketing. The committee is headed by a senior vice president who reports directly to the Company's chief executive officer. The Company's Board of Directors oversees the Y2K plan and provides guidance and resources to the project committee. The Board is updated periodically as to the progress of the committee.

The Company is expensing all costs associated with required system changes as those projects are incurred, and such costs are being funded through operating cash flow. Expenditures incurred for hardware upgrades are being capitalized and depreciated in accordance with the Company's policies. The total expenditures associated with the Y2K conversion project, exclusive of internal costs, are estimated to be approximately $100,000. As of December 31, 1998, the Company incurred or was contractually committed for services, equipment and software totaling approximately $73,000 for the Y2K conversion project. The Company does not expect significant increases in future data processing costs related to Y2K compliance above the aforementioned estimate.

Contingency Plans. Virtually all the Company's mission critical systems are dependent on third party vendors or service providers. Therefore, contingency plans include selecting a new vendor or service provider and converting to their system. In the event a current vendor's system fails during validation testing and it is determined that the vendor is unable or unwilling to correct the failure, the Company will convert to a new system from a list of prospective vendors. In each case, realistic trigger dates have been established to allow for orderly and successful conversion. The Board of Directors approved a formal contingency and business resumption plan in December 1998.

                        SFS Bancorp, Inc. and Subsidiary

                        Consolidated Financial Statements

                        As of December 31, 1998 and 1997
               and for each of the years in the three-year period
                             ended December 31, 1998

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


The Board of Directors and Stockholders
SFS Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of SFS Bancorp, Inc. and subsidiary (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFS Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/KPMG LLP
-----------
KPMG LLP


January 22, 1999

                                 SFS BANCORP, INC. AND SUBSIDIARY
                                   Consolidated Balance Sheets
                                    December 31, 1998 and 1997
                                                                          1998             1997
                                                                        ---------        -------
                  Assets                                           (in thousands, except share data)
Cash and due from banks ...........................................     $   1,712          1,876
Federal funds sold ................................................         2,100            300
                                                                        ---------        -------
         Total cash and cash equivalents ..........................         3,812          2,176
Securities available for sale, at fair value (note 5) .............        16,954          4,067
Investment securities (estimated fair value of $11,758 and $29,095,
     at December 31, 1998 and 1997, respectively) (note 6) ........        11,661         28,979
Stock in Federal Home Loan Bank of New York, at cost ..............         1,338          1,338
Loans receivable, net (note 7) ....................................       140,210        133,786
Accrued interest receivable (note 8) ..............................         1,133          1,130
Premises and equipment, net (note 9) ..............................         2,191          2,242
Real estate owned (note 10) .......................................           271            111
Prepaid expenses and other assets .................................           597            599
                                                                        ---------        -------
         Total assets .............................................     $ 178,167        174,428
                                                                        =========        =======
    Liabilities and Stockholders' Equity
Liabilities:
    Due to depositors (note 11):
       Non-interest bearing .......................................         2,103          2,265
       Interest bearing ...........................................       148,475        148,204
                                                                        ---------        -------
         Total deposits ...........................................       150,578        150,469
                                                                        ---------        -------
    Advance payments by borrowers for taxes and insurance .........         1,425          1,281
    Long-term borrowings (note 13) ................................           700           --
    Accrued expenses and other liabilities ........................         1,854          1,247
                                                                        ---------        -------
         Total liabilities ........................................       154,557        152,997
                                                                        ---------        -------
Commitments and contingent liabilities (notes 12 and 17)
Stockholders' Equity:
    Preferred stock, $.01 par value, authorized 500,000 shares ....          --             --
    Common stock, $.01 par value, authorized 2,500,000 shares;
       1,495,000 shares issued at December 31, 1998 and 1997 ......            15             15
    Additional paid-in capital ....................................        14,576         14,365
    Retained earnings, substantially restricted ...................        14,150         12,422
    Treasury stock, at cost (286,528 shares at December 31, 1998
       and 1997) ..................................................        (4,089)        (4,089)
    Common stock acquired by employee stock ownership plan
       (ESOP) .....................................................          (718)          (837)
    Unearned recognition and retention plan (RRP) .................          (318)          (455)
    Accumulated other comprehensive income ........................            (6)            10
                                                                        ---------        -------
         Total stockholders' equity ...............................        23,610         21,431
                                                                        ---------        -------
         Total liabilities and stockholders' equity ...............     $ 178,167        174,428
                                                                        =========        =======

See accompanying notes to consolidated financial statements

                                 SFS BANCORP, INC. AND SUBSIDIARY
                                Consolidated Statements of Income
                       For the years ended December 31, 1998, 1997 and 1996

                                                                   1998        1997         1996
                                                                 -------     -------     -------
                                                         (in thousands, except for per share amounts)
Interest income:
    Loans ..................................................     $10,693       9,757       8,758
    Investment securities ..................................       1,185       2,085       2,477
    Securities available for sale ..........................         562         286         307
    Federal funds sold and cash deposits ...................         214         153         247
    Stock in Federal Home Loan Bank of New York ............          97          87          78
                                                                 -------     -------     -------
       Total interest income ...............................      12,751      12,368      11,867

Interest expense:
    Deposits (note 11) .....................................       6,895       6,623       6,187
    Borrowings .............................................           7        --          --
                                                                 -------     -------     -------
       Total interest expense ..............................       6,902       6,623       6,187

       Net interest income .................................       5,849       5,745       5,680

Provision for loan losses (note 7) .........................         120         120         120
                                                                 -------     -------     -------

       Net interest income after provision for loan losses .       5,729       5,625       5,560
                                                                 -------     -------     -------
Noninterest income:
    Bank fees and service charges ..........................         176         160         138
    Net gain on security transactions ......................        --            56           8
    Termination fee related to merger (note 2) .............       2,000        --          --
    Other income ...........................................         286         207         187
                                                                 -------     -------     -------
       Total noninterest income ............................       2,462         423         333
                                                                 -------     -------     -------

Noninterest expense:
    Compensation and benefits ..............................       2,683       2,631       2,443
    Office occupancy and equipment expenses ................         610         620         522
    Professional service fees ..............................         261         268         241
    Data processing fees ...................................         195         175         166
    Advertising and business promotion .....................          52          86         108
    Federal deposit insurance premiums .....................          92          74         322
    Federal deposit insurance special SAIF assessment ......        --          --           930
    Expenses related to terminated merger (note 2) .........         355        --          --
    Other expense ..........................................         390         434         437
                                                                 -------     -------     -------
       Total noninterest expense ...........................       4,638       4,288       5,169
                                                                 -------     -------     -------

       Income before taxes .................................       3,553       1,760         724

Income tax expense (benefit) (note 12) .....................       1,438         692        (106)
                                                                 -------     -------     -------

                                 SFS BANCORP, INC. AND SUBSIDIARY
                                Consolidated Statements of Income
                       For the years ended December 31, 1998, 1997 and 1996
                                           (continued)

                                                                   1998        1997        1996
                                                                 -------     -------     -------
                                                         (in thousands, except for per share amounts)
Net income .................................................     $ 2,115       1,068         830
                                                                 =======     =======     =======

Basic earnings per share ...................................     $  1.94        0.96        0.68
                                                                 =======     =======     =======

Diluted earnings per share .................................     $  1.83        0.93        0.67
                                                                 =======     =======     =======

See accompanying notes to consolidated financial statements

                                                  SFS BANCORP, INC. AND SUBSIDIARY
                                     Consolidated Statements of Changes in Stockholders' Equity
                                            Years ended December 31, 1998, 1997 and 1996
                                                                                                            Retained
                                                                                            Additional      earnings       Treasury
                                                                      Shares      Common     paid-in     substantially      stock,
                                                                      issued      stock       capital     restricted       at cost
                                                                      ------      -----       -------     ----------       -------
                                                                                             (dollars in thousands)
Balance at December 31, 1995 .................................      1,495,000   $    15      14,221        11,013              --
Comprehensive income:
   Net income ................................................           --          --          --           830              --
   Other comprehensive income, net of taxes:
     Unrealized net holding losses arising
         during the year (pre-tax $37) .......................           --          --          --            --              --
     Reclassification adjustment for net gains realized in net
         income during the year (pre-tax $8) .................           --          --          --            --              --
   Other comprehensive income ................................
Comprehensive income .........................................
Purchases of common stock (269,750 shares) ...................           --          --          --            --          (3,418)
Grant of restricted stock under RRP (45,747 shares) ..........           --          --          --            --             578
Amortization of unearned RRP compensation ....................           --          --          --            --              --
Cash dividends declared on common stock ......................           --          --          --          (156)             --
Allocation of ESOP stock (11,960 shares) .....................           --          --          39            --              --
                                                                    ---------   -------      ------        ------          ------
Balance at December 31, 1996 .................................      1,495,000        15      14,260        11,687          (2,840)
Comprehensive income:
   Net income ................................................           --          --          --         1,068              --
   Other comprehensive income, net of taxes:
     Unrealized net holding losses arising
         during the year (pre-tax $3) ........................           --          --          --            --              --
     Reclassification adjustment for net gains realized in net
         income during the year (pretax $56) .................           --          --          --            --              --
   Other comprehensive income ................................
Comprehensive income .........................................
Purchases of common stock (77,475 shares) ....................           --          --          --            --          (1,486)
Grants of restricted stock under RRP (7,475 shares) ..........           --          --          --            --             143
Amortization of unearned RRP compensation ....................           --          --          --            --              --
Cash dividends declared on common stock ......................           --          --          --          (333)             --
Exercise of stock options (7,475 shares) .....................           --          --          --            --              94
Allocation of ESOP stock (11,960 shares) .....................           --          --         105            --              --
                                                                    ---------   -------      ------        ------          ------
Balance at December 31, 1997 .................................      1,495,000        15      14,365        12,422          (4,089)
Comprehensive income:
   Net income ................................................           --          --          --         2,115              --
   Other comprehensive income, net of taxes:
     Unrealized net holding losses arising
         during the year (pre-tax $26) .......................           --          --          --            --              --
Comprehensive income .........................................
Amortization of unearned RRP compensation ....................           --          --          --            --              --
Tax benefit related to vested RRP shares .....................           --          --          49            --              --
Cash dividends declared on common stock ......................           --          --          --          (387)             --
Allocation of ESOP stock (11,960 shares) .....................           --          --         162            --              --
                                                                    ---------   -------      ------        ------          ------
Balance at December 31, 1998 .................................      1,495,000   $    15      14,576        14,150          (4,089)
                                                                    =========   =======      ======        ======          ======

                                                                                               Accumulated
                                                                     Common       Unearned        other
                                                                     stock       recognition      compre-       Compre-
                                                                    acquired    and retention     hensive         sive
                                                                     by ESOP        plan          income         income      Total
                                                                     -------        ----          ------         ------      -----
Balance at December 31, 1995 .................................      (1,076)           --              88                     24,261
Comprehensive income:
   Net income ................................................          --            --              --       $   830          830
                                                                                                               -------
   Other comprehensive income, net of taxes:
     Unrealized net holding losses arising
         during the year (pre-tax $37) .......................          --            --              --           (37)
     Reclassification adjustment for net gains realized in net
         income during the year (pre-tax $8) .................          --            --              --            (5)
                                                                                                               -------
   Other comprehensive income ................................                                       (42)          (42)         (42)
                                                                                                               -------
Comprehensive income .........................................                                                 $   788
                                                                                                               =======
Purchases of common stock (269,750 shares) ...................          --            --              --                     (3,418)
Grant of restricted stock under RRP (45,747 shares) ..........          --          (578)             --                         --
Amortization of unearned RRP compensation ....................          --            38              --                         38
Cash dividends declared on common stock ......................          --            --              --                       (156)
Allocation of ESOP stock (11,960 shares) .....................         119            --              --                        158
                                                                    ------         -----            ----                    -------
Balance at December 31, 1996 .................................        (957)         (540)             46                     21,671
Comprehensive income:
   Net income ................................................          --            --              --         1,068        1,068
                                                                                                               -------
   Other comprehensive income, net of taxes:
     Unrealized net holding losses arising
         during the year (pre-tax $3) ........................          --            --              --            (2)
     Reclassification adjustment for net gains realized in net
         income during the year (pretax $56) .................          --            --              --           (34)
                                                                                                               -------
   Other comprehensive income ................................                                       (36)          (36)         (36)
                                                                                                               -------
Comprehensive income .........................................                                                 $ 1,032
                                                                                                               =======
Purchases of common stock (77,475 shares) ....................          --            --              --                     (1,486)
Grants of restricted stock under RRP (7,475 shares) ..........          --          (143)             --                         --
Amortization of unearned RRP compensation ....................          --           228              --                        228
Cash dividends declared on common stock ......................          --            --              --                       (333)
Exercise of stock options (7,475 shares) .....................          --            --              --                         94
Allocation of ESOP stock (11,960 shares) .....................         120            --              --                        225
                                                                    ------         -----            ----                    -------
Balance at December 31, 1997 .................................        (837)         (455)             10                     21,431
Comprehensive income:
   Net income ................................................          --            --              --         2,115        2,115
                                                                                                               -------
   Other comprehensive income, net of taxes:
     Unrealized net holding losses arising
         during the year (pre-tax $26) .......................          --            --             (16)          (16)         (16)
                                                                                                               -------
Comprehensive income .........................................                                                 $ 2,099
                                                                                                               =======

                                                                                                Accumulated
                                                                     Common       Unearned        other
                                                                     stock       recognition      compre-       Compre-
                                                                    acquired    and retention     hensive         sive
                                                                     by ESOP        plan          income         income      Total
                                                                     -------        ----          ------         ------      -----
Amortization of unearned RRP compensation ....................          --           137              --                        137
Tax benefit related to vested RRP shares .....................          --            --              --                         49
Cash dividends declared on common stock ......................          --            --              --                       (387)
Allocation of ESOP stock (11,960 shares) .....................         119            --              --                        281
                                                                    ------         -----            ----                    -------
Balance at December 31, 1998 .................................        (718)         (318)             (6)                    23,610

                                    SFS BANCORP, INC. AND SUBSIDIARY
                                 Consolidated Statements of Cash Flows
                          For the years ended December 31, 1998, 1997 and 1996

                                                                      1998          1997         1996
                                                                    --------     --------     --------
                                                                               (in thousands)
Increase (decrease) in cash and cash equivalents:
    Reconciliation of net income to net cash provided
       by operating activities:
         Net income ............................................    $  2,115        1,068          830
         Adjustments to reconcile net income to net
            cash provided by operating activities:
               Depreciation ....................................         204          190          140
               Net accretion on investment securities ..........         (74)         (75)         (12)
               Net amortization on securities available for sale           3         --           --
               ESOP compensation expense .......................         281          225          158
               Amortization of RRP .............................         137          228           38
               Provision for loan losses .......................         120          120          120
               Real estate owned writedown .....................        --           --              7
               Loss on sale of real estate owned ...............        --              3         --
               Gain on sales of securities available for sale ..        --            (56)          (8)
               (Increase) decrease in accrued interest
                 receivable ....................................          (3)           7           24
               Decrease (increase) in prepaid expenses
                 and other assets ..............................           2          317         (705)
               Increase (decrease) in accrued expenses
                 and other liabilities .........................         666         (200)         246
                                                                    --------     --------     --------
               Net cash provided by operating
                       activities ..............................       3,451        1,827          838
                                                                    --------     --------     --------
Cash flows from investing activities:
    Proceeds from maturities and paydowns of
       investment securities ...................................      18,091        8,976       12,908
    Proceeds from the sales and calls of securities
        available for sale .....................................       4,000        4,000        5,952
    Purchases of investment securities .........................        (699)      (1,700)      (6,000)
    Purchases of securities available for sale .................     (16,916)      (6,051)        --
    Purchases of FHLB stock ....................................        --           (123)         (98)
    Net increase in loans made to customers ....................      (4,366)     (11,923)     (10,859)
    Capital expenditures, net of disposals .....................        (153)        (511)        (647)
    Purchases of loans receivable ..............................      (2,365)      (3,550)      (6,973)
    Proceeds from the sales of real estate owned ...............          27           86          193
                                                                    --------     --------     --------

                    Net cash used by investing activities ......      (2,381)     (10,796)      (5,524)
                                                                    --------     --------     --------

                                                                     (Continued)

                                SFS BANCORP, INC. AND SUBSIDIARY
                             Consolidated Statements of Cash Flows
                      For the years ended December 31, 1998, 1997 and 1996




                                                               1998         1997        1996
                                                              -------     -------     -------
                                                                      (in thousands)
Cash flows from financing activities:
    Net increase in deposits .............................    $   109       9,853         945
    Net increase (decrease) in advance payments
        by borrowers for property taxes and insurance ....        144         121        (242)
    Purchases of common stock for treasury ...............       --        (1,486)     (3,418)
    Cash dividends paid ..................................       (387)       (333)       (156)
    Proceeds from exercise of stock options ..............       --            94        --
    Proceeds from FHLB advances ..........................        700        --          --
                                                              -------     -------     -------
                    Net cash provided (used) in financing
                       activities ........................        566       8,249      (2,871)
                                                              -------     -------     -------
Net increase (decrease) in cash and cash equivalents .....      1,636        (720)     (7,557)
Cash and cash equivalents at beginning of year ...........      2,176       2,896      10,453
                                                              -------     -------     -------
Cash and cash equivalents at end of year .................    $ 3,812       2,176       2,896
                                                              =======     =======     =======
Supplemental disclosures of cash flow information:
    Cash paid during the year for:
       Interest paid .....................................    $ 6,895       6,623       6,187
                                                              =======     =======     =======
       Taxes paid ........................................    $   854         538         509
                                                              =======     =======     =======
Supplemental schedule of noncash investing activities:
    Transfer of loans to other real estate owned .........    $   187          22         178
                                                              =======     =======     =======
Adjustment of securities available for sale to fair value,
    net of increase in deferred tax asset of $10 in 1998
    and increase in deferred tax liability of $6 in 1997 .    $   (16)        (36)        (42)
                                                              =======     =======     =======
Deferred tax benefit related to vested RRP shares ........    $    49        --          --
                                                              =======     =======     =======

See accompanying notes to consolidated financial statements.

                        SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        December 31, 1998, 1997 and 1996


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

       The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements:

       (a)    Basis of Presentation

              The accompanying consolidated financial statements include the accounts of the Holding Company, its wholly owned subsidiary the Bank, and the Bank's wholly owned subsidiary. All significant intercompany transactions and balances are eliminated in consolidation. The accounting and reporting policies of the Company conform in all material respects to generally accepted accounting principles and to general practice within the thrift industry. In the "Parent Company Financial Information" (note 19), the investment in the wholly owned subsidiary is carried under the equity method of accounting.

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


                                       26                            (Continued)

                        SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

              Management believes that the allowance for loan losses is adequate and that real estate owned is properly valued. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance or writedowns on real estate owned may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance or writedowns on real estate owned based on their judgments about information available to them at the time of their examination which may not be currently available to management.

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

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


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

              Impaired loans are identified and measured in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." A loan is considered impaired when it is probable that the borrower will be unable to repay the loan according to the original contractual terms of the loan agreement, or the loan is restructured in a troubled debt restructuring subsequent to January 1, 1995. These standards are applicable principally to commercial and commercial real estate loans, however, certain provisions related to restructured loans are applicable to all loan types.

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

                                         28                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

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

       (f)    Real Estate Owned

              Included in real estate owned are assets received from foreclosures and in-substance foreclosures. In accordance with SFAS No. 114, a loan is classified as an in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

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

                                         29                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       (j)    Stock Based Compensation Plans

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

       (k)    Earnings per Share

              On December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with a complex capital structure. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All earnings per share data reflect the adoption of SFAS No. 128. Unallocated ESOP shares are not included in the weighted average number of common shares outstanding for either the basic or diluted earnings per share calculations.

       (l)    Segment Reporting

              During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement requires the Company to report financial and other information about operating segments meeting certain quantitative and other requirements as defined by this Statement.

              The Company's operations are solely in the financial services industry and include the provision of traditional banking services. The Company operates solely in the geographical region of Upstate New York. In the opinion of the Company's management, the Company does not have any reportable segments as defined by SFAS No. 131.


                                         30                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       (m)    Reclassifications

              Amounts in the prior years' financial statements are reclassified whenever necessary, in order to conform to the presentation in the current year's financial statements.


(2)     Terminated Merger

       On October 23, 1998, the Company and Cohoes Savings Bank (Cohoes) announced the termination of a definitive agreement entered into on July 31, 1998, pursuant to which the Company was to merge into Cohoes Bancorp, Inc., a newly-formed holding company of Cohoes organized in connection with Cohoes' conversion from a mutual to a stock institution. Cohoes advised the Company that the merger was not feasible because of a significant decline in the market values of publicly held thrift institutions and institutions undertaking mutual-to-stock conversions, and regulatory concerns regarding the pricing of the merger. Despite the best efforts of both parties, revised terms acceptable to everyone could not be agreed upon. Pursuant to the definitive agreement, Cohoes paid the Company a termination fee of $2 million. The Company recognized professional and other expenses associated with the terminated merger totaling $355,000.


(3)    Earnings Per Share

       The following is a reconciliation of net income and weighted average shares for the basic and diluted earnings per share (EPS) calculations for the years ended December 31:

                                                              (in thousands except share and per share information)

                                                                                      1998
                                                                 -----------------------------------------------
                                                                                    Weighted
                                                                                     Average           Per-Share
                                                                 Net Income           Shares             Amount
                                                                 ---------          ---------         ----------
       Basic EPS                                                 $   2,115           1,092,029         $     1.94
                                                                                                       ==========
       Dilutive effect of potential common shares related
           to stock based compensation plans                             -              61,410
                                                                 ---------           ---------
       Diluted EPS                                               $   2,115           1,153,439         $     1.83
                                                                 =========           =========         ==========

                                                                                       1997
                                                                 ------------------------------------------------
                                                                                     Weighted
                                                                                      Average          Per-Share
                                                                 Net Income           Shares             Amount
                                                                 ---------          ---------         ----------
       Basic EPS                                                 $   1,068           1,108,094         $      .96
                                                                                                       ==========
       Dilutive effect of potential common shares related
           to stock based compensation plans                             -              46,231
                                                                 ---------           ---------
       Diluted EPS                                               $   1,068           1,154,325         $      .93
                                                                 =========           =========         ==========


                                         31                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


                                                                                      1996
                                                                 -----------------------------------------------
                                                                                    Weighted
                                                                                     Average           Per-Share
                                                                 Net Income           Shares             Amount
                                                                 ---------          ---------         ----------
       Basic EPS                                                 $      830          1,224,703          $      .68
                                                                                                        ==========
       Dilutive effect of potential common shares related
           to stock based compensation plans                              -             10,128
                                                                 ----------          ---------
       Diluted EPS                                               $      830          1,234,831          $      .67
                                                                 ==========          =========          ==========

(4)    Reserve Requirements

       The Company is required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $202,000 and $164,000 at December 31, 1998 and 1997, respectively.

       The Company is also required to maintain certain levels of stock in the Federal Home Loan Bank of New York.

(5)    Securities Available for Sale

       The amortized  cost and  estimated  fair value are as follows at December
       31:

                                                                        1998
                                              ------------------------------------------------------
                                                                   (in thousands)
                                                               Gross          Gross        Estimated
                                              Amortized      Unrealized     Unrealized        Fair
                                                 Cost          Gains          Losses          Value
                                               -------        -------        -------        -------
U.S. Government securities and agencies        $ 4,084              6             10          4,080
Corporate bonds .......................         12,880             19             25         12,874
                                               -------        -------        -------        -------
    Total securities available for sale        $16,964             25             35         16,954
                                               =======        =======        =======        =======

                                                                        1997
                                              ------------------------------------------------------
                                                                   (in thousands)
                                                               Gross          Gross        Estimated
                                              Amortized      Unrealized     Unrealized        Fair
                                                 Cost          Gains          Losses          Value
                                               -------       -------       -------        -------
U.S. Government securities and agencies        $4,051            16                -         4,067
                                               ------        ------        ---------        ------
    Total securities available for sale        $4,051            16                -         4,067
                                               ======        ======        =========        ======

       There were no sales of securities available for sale during 1998. Proceeds from the sale of securities available for sale were approximately $2.0 million and 6.0 million during 1997 and 1996, respectively. During 1997, sales of securities available for sale resulted in gross realized gains of $56,000. During 1996, sales of securities available for sale resulted in gross realized gains of $44,000 and gross realized losses of $36,000.


                                         32                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The amortized cost and estimated fair value of securities available for sale at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because certain issuers may have the right to call obligations with or without call penalties.

                                                     December 31, 1998
                                                 Amortized          Estimated
                                                   Cost           Fair Value
                                                  -------            -------
                                                        (in thousands)

Due within one year ....................          $   996                998
Due one to five years ..................           12,926             12,917
Due five years to ten years ............            3,042              3,039
                                                  -------            -------
     Total securities available for sale          $16,964             16,954
                                                  =======            =======


(6)    Investment Securities

       The amortized cost and estimated fair values of investment securities are as follows at December 31:

                                                                  1998
                                           ----------------------------------------------
                                                         Gross       Gross      Estimated
                                           Amortized   Unrealized  Unrealized      Fair
                                              Cost       Gains       Losses       Value
                                            -------     -------     -------      -------
                                                            (in thousands)
Mortgage backed securities ............     $ 9,809         104          (7)       9,906
U.S. Government securities and agencies       1,086        --          --          1,086
Time deposits held at other banks .....         699        --          --            699
States and political subdivisions .....          67        --          --             67
                                            -------     -------     -------      -------
 Total investment securities ..........     $11,661         104          (7)      11,758
                                            =======     =======     =======      =======

                                                                  1997
                                           ----------------------------------------------
                                                         Gross       Gross      Estimated
                                           Amortized   Unrealized  Unrealized      Fair
                                              Cost       Gains       Losses       Value
                                            -------     -------     -------      -------
                                                            (in thousands)
Mortgage backed securities ............     $16,966         194         (84)      17,076
U.S. Government securities and agencies      11,937          24         (18)      11,943
States and political subdivisions .....          76        --          --             76
                                            -------     -------     -------      -------
 Total investment securities ..........     $28,979         218        (102)      29,095
                                            =======     =======     =======      =======

       There were no sales of investment securities during 1998, 1997 or 1996.

                                         33                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       The amortized cost and estimated fair value of investment securities at December 31, 1998, by contractual maturity, are shown below (mortgage backed securities are included by final contractual maturity). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Amortized         Estimated
                                                         Cost           Fair Value
                                                        -------          -------
                                                            (in thousands)
Due within one year ..........................          $ 1,061            1,059
Due one year to five years ...................            6,082            6,078
Due five years to ten years ..................            1,760            1,794
Due after ten years ..........................            2,758            2,827
                                                        -------          -------
     Total investment securities .............          $11,661           11,758
                                                        =======          =======

(7)    Loans Receivable, Net

       A summary of loans receivable is as follows at December 31:

                                                             1998          1997
                                                           --------     --------
                                                               (in thousands)
Loans secured by real estate:
     Residential:
         Conventional ................................     $112,568      100,277
         Home equity .................................       19,570       22,658
         FHA insured .................................        2,107        2,772
         VA guaranteed ...............................        1,358        2,028
     Commercial and multi family .....................        4,914        6,130
                                                           --------     --------
                                                            140,517      133,865
                                                           --------     --------
Other loans:
     Loans on savings accounts .......................          473          573
     Autos ...........................................          241          110
     Other ...........................................           62           38
                                                           --------     --------
                                                                776          721
                                                           --------     --------
Less:
     Unearned discount and net deferred loan fees ....          130           22
     Allowance for loan losses .......................          953          778
                                                           --------     --------
                                                              1,083          800
                                                           --------     --------
       Loans receivable, net .........................     $140,210      133,786
                                                           ========     ========

       Not included in the Company's loans receivable are real estate mortgages serviced by the Bank for other institutions of approximately $2.4 and $3.5 million at December 31, 1998 and 1997, respectively.

       At December 31, 1998 and 1997, the recorded investment in loans that were considered to be impaired under SFAS No. 114 totaled approximately $185,000 and $691,000, respectively. The amount in both years represents one impaired loan that, as a result of charge-offs of approximately $202,000, did not require an allowance for credit losses determined in accordance with SFAS No. 114. The average recorded investment in impaired loans during the years ended December 31, 1998, 1997 and 1996 was approximately $485,000, $718,000 and $744,000, respectively.

                                         34                          (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       The  following   table  sets  forth  the   information   with  regard  to
       non-performing loans at December 31:

                                                               1998         1997
                                                              -----        -----
                                                                (in thousands)
Loans on a nonaccrual status .........................        $ 725        1,328
Loans contractually past due 90 days or more
     and still accruing interest .....................          135           19
Restructured loans ...................................         --           --
                                                              -----        -----
           Total non-performing loans ................        $ 860        1,347
                                                              =====        =====

       Interest on nonaccrual loans of approximately $36,000, $89,000, and $81,000 would have been earned in accordance with the original contractual terms of the loans in 1998, 1997 and 1996, respectively. Approximately $51,000, $0, and $74,000 of interest was collected and recognized as income in 1998, 1997 and 1996, respectively, on both nonaccrual and impaired loans.

       Certain directors and executive officers of the Company were customers of and had other transactions with the Company in the ordinary course of business. Loans to these parties were made in the ordinary course of business at the Company's normal credit terms, including interest rate and collateralization. The aggregate of such loans totaled approximately $125,000 and $127,000 at December 31, 1998 and 1997, respectively. There were advances to the directors and executive officers during the year ended December 31, 1998 of approximately $4,000. Total payments made on these loans were approximately $6,000 during 1998.

       Changes in the allowance for loan losses were as follows for the years ended December 31:

                                                               1998             1997             1996
                                                              -----            -----            -----
                                                                           (in thousands)
         Balance, beginning of year ...............           $ 778              642              572
         Provision charged to operations ..........             120              120              120
         Loans charged off ........................             (45)             (26)             (87)
         Recoveries on loans previously charged off             100               42               37
                                                              -----            -----            -----
         Balance, end of year .....................           $ 953              778              642
                                                              =====            =====            =====

(8)    Accrued Interest Receivable

       A summary of accrued interest receivable by type was as follows at December 31:

                                                            1998           1997
                                                               (in thousands)

Loans ............................................         $  774            766
Securities available for sale ....................            246             68
Investment securities ............................            113            296
                                                           ------         ------
      Total accrued interest receivable ..........         $1,133          1,130
                                                           ======         ======

                                        35                           (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(9)    Premises and Equipment, Net

       Premises and equipment are summarized by major classification as follows at December 31:

                                                              1998         1997
                                                             ------       ------
                                                                (in thousands)
Land .................................................      $   338          338
Leasehold improvements ...............................          241          241
Office buildings .....................................        2,559        2,550
Furniture, fixtures and equipment ....................        1,278        1,135
                                                             ------       ------
      Total ..........................................        4,416        4,264

Less accumulated depreciation and amortization .......        2,225        2,022
                                                             ------       ------
      Premises and equipment, net ....................       $2,191        2,242
                                                             ======       ======

       Depreciation expense included in office occupancy and equipment expense amounted to approximately $204,000, $190,000, and $140,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(10)   Real Estate Owned

       A summary of real estate acquired through foreclosure by the Company or classified as in-substance foreclosure is as follows at December 31:


                                                            1998            1997
                                                            ----            ----
                                                                (in thousands)

Residential (1 - 4 family) .....................            $ 67              26
Commercial property ............................             204              85
                                                            ----            ----
      Total real estate owned ..................            $271             111
                                                            ====            ====

(11)   Due to Depositors

       Due to depositors account balances are summarized as follows at December 31:

                                                            Stated
                                                             rate                1998                      1997
                                                          ------------        ---------                   ------
                                                                                          (in thousands)
         Savings deposit accounts:
              Passbook and statement deposit accounts     2.50%               $  36,394                   36,681
              Money market deposit accounts               2.60 - 4.30             8,263                    7,619
                                                                              ---------                   ------
                                                                                 44,657                   44,300
         Time deposit accounts:
                                                          3.00 - 3.99             1,047                       -
                                                          4.00 - 4.99            20,367                      801
                                                          5.00 - 5.99            66,818                   84,451
                                                          6.00 - 6.99             4,719                    9,489
                                                                              ---------                   ------
                                                                                 92,951                   94,741
         NOW deposit accounts                                    1.25            10,867                    9,163
         Demand deposit accounts                                    0             2,103                    2,265
                                                                              ---------                  -------
                  Total deposits                                              $ 150,578                  150,469
                                                                              =========                  =======

                                        36                           (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       The approximate amount of contractual maturities of time deposit accounts at December 31, 1998 are as follows:

          Year ended December 31,                      (in thousands)
                1999                                    $  68,098
                2000                                       15,129
                2001                                        3,603
                2002                                        2,930
                2003                                        3,191
                                                        ---------
                                                        $  92,951
                                                        =========

       At  December  31, 1998 and 1997,  the  aggregate  amount of time  deposit
       accounts   with   balances   equal  to  or  in  excess  of  $100,000  was
       approximately $8.9 million and $8.4 million, respectively.

       Interest expense on deposits and advance payments by borrowers for property taxes and insurance is summarized as follows for the years ended December 31:

                                             1998           1997            1996
                                            ------         ------         ------
                                                       (in thousands)
Passbook and statement savings .....        $1,069          1,113          1,173
Money market accounts ..............           249            251            161
Time deposits ......................         5,390          5,075          4,680
NOW accounts .......................           158            159            148
Escrow balances ....................            29             25             25
                                            ------         ------         ------
     Total interest on deposits and
        advance payments by
        borrowers for property taxes
        and insurance ..............        $6,895          6,623          6,187
                                            ======         ======         ======

Weighted average interest rates ....          4.18%          4.59%          4.37%
                                            ======         ======         ======

(12)   Income Taxes

       The following is a summary of the components of income tax expense for the years ended December 31:

                                          1998            1997             1996
                                        -------         -------         -------
                                                     (in thousands)
Current tax expense:
     Federal ...................        $ 1,250             583             372
     State .....................            280             121              76
     Deferred benefit ..........            (92)            (12)           (554)
                                        -------         -------         -------
Income tax expense (benefit) ...        $ 1,438             692            (106)
                                        =======         =======         =======

                                        37                           (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       The provision for income taxes is less than the amount computed by applying the U.S. Federal income tax rate of 34% to income before taxes as follows:



                                                               1998                          1997                     1996
                                                      ----------------------        --------------------       -------------------
                                                                       % of                        % of                      % of
                                                                      Pretax                      Pretax                    Pretax
                                                       Amount         Income         Amount       Income       Amount       Income
                                                       ------         ------         ------       ------       ------       ------
                                                                                   (dollars in thousands)
       Tax expense at statutory rate                  $ 1,208          34.0%        $   598        34.0%      $    246        34.0%
       State income tax, net of federal tax
           benefit                                        172           4.9             105         5.9             45         6.2

       Change in beginning of year
           balance of the valuation
           allowance for deferred tax assets                -             -               -           -           (396)      (54.7)
       Other, net                                          58           1.6             (11)        (.6)            (1)        (.1)
                                                      -------          ----         -------        ----       --------       -----
                                                      $ 1,438          40.5%        $   692        39.3%      $   (106)      (14.6)%
                                                      =======          ====         =======        ====       ========       =====




       The tax effects of significant temporary differences that give rise to the deferred tax assets and liabilities were as follows at December 31:

                                                             1998          1997
                                                            -----         -----
                                                               (in thousands)
Deferred tax assets:
     Allowance for loan losses .....................        $ 410           334
     Deferred compensation and pension costs .......          448           430
     Recognition and retention plan expense ........           59            52
     Securities basis adjustment ...................           22            22
                                                            -----         -----
         Total gross deferred tax assets ...........          939           838
         Less valuation allowance ..................          (96)          (96)
                                                            -----         -----
         Net deferred tax assets ...................          843           742
                                                            -----         -----

Deferred tax liabilities:
     Depreciation differences ......................           71            72
     Accretion of discount on securities ...........           54            53
     Other items ...................................           60            51
                                                            -----         -----
         Total gross deferred tax liabilities ......          185           176
                                                            -----         -----

         Net deferred tax asset at year-end ........          658           566

         Net deferred tax asset at beginning of year          566           554
                                                            -----         -----

         Deferred tax benefit for the years ended ..        $  92            12
                                                            =====         =====


       In addition to the deferred tax amounts described above, the Company also had a deferred tax asset of approximately $4,000 at December 31, 1998 and a deferred tax liability of approximately $6,000 at December 31, 1997, related to the net unrealized gains on securities available for sale.



                                        38                           (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       The valuation allowance for deferred tax assets as of December 31, 1998 and 1997 was $96,000. During the year ended December 31, 1996, the valuation allowance was reduced by $396,000. This reduction was primarily the result of the expected realization of certain deferred items which were previously considered to be uncertain. In evaluating the valuation allowance the Company takes into consideration the nature and timing of the deferred tax asset items as well as the amount of available open tax carrybacks. The Company has reserved a portion of its New York State deferred tax asset, which is a significant component of deferred tax assets, due to the lack of carryback and carryforward provisions available in New York State. Any changes in the deferred tax asset valuation allowance is based upon the Company's continuing evaluation of the level of such allowance and the realizability of the temporary differences creating the deferred tax asset. Based on recent historical and anticipated future pre-tax earnings, management believes it is more likely than not that the Company will realize its net deferred tax assets.

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

       In accordance with SFAS No. 109, a deferred tax liability has not been recognized at both December 31, 1998 and 1997 with respect to the base-year reserve of $4.6 million, since the Bank does not expect that this amount will become taxable in the foreseeable future. Under New York State tax law, as amended, events that would result in taxation of this reserve include the failure of the Bank to maintain a specified qualifying assets ratio or meet other thrift definition tests for tax purposes. The unrecognized deferred tax liability at both December 31, 1998 and 1997 with respect to the base-year reserve was approximately $1.8 million.


                                       39                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(13)   Borrowings

       (a)    Line of Credit

              The Company has an overnight line of credit and a one-month overnight repricing line of credit with the Federal Home Loan Bank of New York as of December 31, 1998 totaling approximately $17.4 million. The interest rate may fluctuate based on existing market conditions and customers' demands for credit. There were no amounts outstanding under this line of credit at December 31, 1998 or 1997.

       (b)    Long-Term Borrowings

              The Company utilizes long-term borrowings as a source of funds for its asset growth and asset/liability management. Collateralized advances are available from the FHLB provided certain standards related to creditworthiness have been met. Long-term borrowings from the FHLB as of December 31, 1998 had a weighted average rate of 4.98%. The Company had no long-term borrowings in 1997. The Company has pledged mortgage loans and FHLB stock as collateral on these borrowings. The maturity of advances as of December 31, 1998 is as follows:

                                                                Amount
                                                            -----------
                                                            (in thousands)

                    Due in 1999                             $       100
                    Due in 2000                                     200
                    Due in 2001                                     300
                    Due in 2002                                      -
                    Due in 2003                                     100
                                                            -----------
                         Total                              $       700
                                                            ===========

(14)   Employee Benefit Plans

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

                                       40                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


              The following table sets forth the Plan's change in benefit obligation, the change in plan assets and reconciliation of funded status at December 31:

                                                                              1998            1997
                                                                            -------         -------
                                                                                 (in thousands)
                  Change in benefit obligation:
                      Benefit obligation at beginning of year ......        $ 4,662           3,936
                      Service cost .................................            179             171
                      Interest cost ................................            284             288
                      Actuarial (gain)/loss ........................           (190)            331
                      Benefits paid ................................            (65)            (64)
                                                                            -------         -------
                           Benefit obligations at end of year ......          4,870           4,662
                                                                            -------         -------
                  Change in plan assets:
                      Fair value of plan assets at beginning of year          3,636           3,190
                      Actual return on plan assets .................            322             295
                      Employer contribution ........................            211             215
                      Benefits paid ................................            (65)            (64)
                                                                            -------         -------
                           Fair value of plan assets at end of year           4,104           3,636
                                                                            -------         -------
                  Reconciliation of funded status:
                      Funded status ................................           (766)         (1,026)
                      Unrecognized net actuarial loss ..............            488             704
                      Unrecognized prior service cost ..............              1               2
                      Unrecognized net transition asset ............            223             246
                                                                            -------         -------
                           Accrued pension cost ....................        $   (54)            (74)
                                                                            =======         =======

              Net pension cost for 1998, 1997 and 1996 included the following components:

                                                         1998          1997          1996
                                                        -----         -----         -----
                                                                  (in thousands)
Service cost - benefits earned during the period        $ 179           171           171

Interest cost on projected benefit obligations .          285           288           265
Actual return on plan assets ...................         (296)         (295)         (171)
Net amortization and deferral ..................           23            26           (67)
                                                        -----         -----         -----
Net periodic pension cost ......................        $ 191           190           198
                                                        =====         =====         =====

              Significant assumptions used in determining pension expense of the Plan are as follows for the years ended December 31:

                                                            1998                   1997                    1996
                                                            ----                   ----                    ----
              Discount rate                                 6.50%                   7.0%                    7.5%
              Expected long-term rate of return             8.00%                   9.0%                    9.0%
              Compensation increase rate                    5.00%                   6.0%                    6.0%

                                       41                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


       (b)    Executive Supplemental Retirement Plan

              The Company maintains an executive supplemental retirement plan for key management personnel. An expense of approximately $61,000, $72,000, and $72,000 was recorded in 1998, 1997 and 1996, respectively.

       (c)    401(k) Savings Plan

              The Company maintains a defined contribution 401(k) savings plan, covering all full time employees who have attained age 21 and have completed one year of employment. The Company matches 50% of employee contributions that are less than or equal to 6% of the employee's salary. Total expense recorded during 1998, 1997 and 1996 was approximately $32,000, $27,000, and $23,000, respectively.

(15)   Stock-Based Compensation Plans

       (a)    Employee Stock Ownership Plan

              The Company established an employee stock ownership plan (ESOP) to provide substantially all employees of the Company the opportunity to also become stockholders. The ESOP borrowed $1,196,000 from the Holding Company and used the funds to purchase 119,600 shares of the common stock of the Company issued during the Company's initial public offering. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of ten years. At December 31, 1998 and 1997, the loan had an outstanding balance of $717,600 and $837,200, respectively, and an interest rate of 7.31%. Both the loan obligation and the unearned compensation are reduced by the amount of loan repayments made by the ESOP. Shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation in the year of allocation.

              Unallocated ESOP shares are pledged as collateral on the loan and are reported in stockholders' equity. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Unallocated ESOP shares are not included in the earnings per share computations. The Company recorded approximately $281,000, $225,000 and $158,000 of compensation expense under the ESOP in 1998, 1997 and 1996, respectively.

              The ESOP shares as of December 31, 1998 were as follows:

                  Allocated shares                                      35,880
                  Shares released for allocation                        11,960
                  Unallocated shares                                    71,760
                                                                    ----------
                                                                       119,600
                  Market value of unallocated shares at             ----------
                      December 31, 1998                             $1,525,000
                                                                    ==========


                                       42                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

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

              In January, 1996, 133,054 options were awarded at an exercise price of $12.63 per share; in January, 1997, 7,475 options were awarded at an exercise price of $14.75 per share; and in October, 1997 11,212 options were awarded at an exercise price of $22.03 per share. These shares have a ten-year term and vest at a rate of 20% per year from their respective grant dates. There were no options awarded during 1998.

              A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is presented below:

                                              1998                          1997                         1996
                                      -----------------------         ---------------------        ----------------------
                                                    Weighted-                    Weighted-                      Weighted-
                                                     Average                      Average                        Average
                                                    Exercise                     Exercise                       Exercise
                                       Shares         Price            Shares      Price            Shares        Price
                                       ------         -----            ------      -----            ------        -----
Options:
  Outstanding at January 1            125,579      $   13.59          114,367    $   12.63               -     $      -
  Granted                                   -              -           18,687        19.12         133,054        12.63
  Exercised                                 -              -           (7,475)       12.63               -            -
  Forfeited                                 -              -                -            -         (18,687)           -
  Outstanding at year-end             125,579          13.59          125,579        13.59         114,367        12.63
  Exercisable at year-end              46,496          12.63           21,379        12.63               -        12.63
Estimated weighted-average
  fair value of options
  granted during
  the year                                                             $ 6.29                      $ 4.08
                                                                       ======                      ======

                                       43                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

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

                                                            October                January                 January
                                                              1997                   1997                    1996
                                                           ---------               --------                --------
                  Dividend yield                            1.3%                    1.9%                    1.7%
                  Expected volatility                      22.0%                   22.0%                   25.0%
                  Risk-free interest rate                   6.0%                    6.5%                    5.6%
                  Expected life                             7 years                 7 years                 7 years

              Had the Company recorded compensation cost based on the fair value at grant date for its stock options under SFAS No. 123, the company's consolidated net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                   (in thousands except per share data)
                                                          1998                      1997                    1996
                                                          ----                      ----                    ----
                  Net income:
                      As reported                       $  2,115                   1,068                     830
                      Pro forma                            2,009                     976                     744
                  Basic earnings per share:
                      As reported                           1.94                     .96                     .68
                      Pro forma                             1.84                     .88                     .61
                  Diluted earnings per share:
                      As reported                           1.83                     .93                     .67
                      Pro forma                             1.74                     .86                     .62

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

              During 1997 and 1996, 7,475 shares and 53,222 shares, respectively, were awarded under the RRP. There were no shares awarded during 1998. During 1996, 7,475 shares were forfeited under the RRP. A total of 10,047 shares, 8,552 shares and 8,691 shares vested under the RRP during 1998, 1997 and 1996, respectively.


                                       44                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(16)   Fair Value of Financial Instruments

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


                                       45                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       The following tables present the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997:

                                                                                      1998
                                                                            -------------------------
                                                                                 (in thousands)
                                                                            Carrying        Estimated
                                                                              Amount        Fair Value
                                                                            --------        --------
  Financial assets:
     Cash and cash equivalents .....................................        $  3,812           3,812
     Securities available for sale .................................          16,954          16,954
     Investment securities .........................................          11,661          11,758
     Stock in Federal Home Loan Bank ...............................           1,338           1,338
     Loans .........................................................         141,293         142,848
         Less:  allowance for loan losses ..........................             953            --
                unearned discount, and deferred loan fees, net .....             130            --
                                                                            --------        --------
             Net loans .............................................         140,210         142,848
     Accrued interest receivable ...................................           1,133           1,133

Financial liabilities:
     Savings, now, and demand deposit accounts .....................          57,627          57,627
     Time deposit accounts .........................................          92,951          93,936
     Advance payments by borrowers for property taxes
         and insurance .............................................           1,425           1,425
     Long-term borrowings ..........................................             700             694
     Accrued interest on depositors accounts .......................               6               6
                                                                                      1997
                                                                            -------------------------
                                                                                 (in thousands)
                                                                            Carrying        Estimated
                                                                              Amount        Fair Value
                                                                            --------        --------
  Financial assets:
     Cash and cash equivalents .....................................        $  2,176           2,176
     Securities available for sale .................................           4,067           4,067
     Investment securities .........................................          28,979          29,095
     Stock in Federal Home Loan Bank ...............................           1,338           1,338
     Loans .........................................................         134,586         135,886
         Less:  allowance for loan losses ..........................             778            --
                unearned discount, and deferred loan fees, net .....              22            --
                                                                            --------        --------
             Net loans .............................................         133,786         135,886
     Accrued interest receivable ...................................           1,130           1,130

Financial liabilities:
     Savings, now, and demand deposit accounts .....................          55,728          55,728
     Time deposit accounts .........................................          94,741          94,880
     Advance payments by borrowers for property taxes
         and insurance .............................................           1,281           1,281
     Accrued interest on depositors accounts .......................               7               7

                                       46                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

       Financial Instruments with Carrying Amount Equal to Fair Value
       --------------------------------------------------------------
       The carrying amount of cash and cash equivalents, stock in Federal Home Loan Bank, accrued interest receivable, accrued interest payable, and advance payments by borrowers for property taxes and insurance is considered to be equal to fair value as a result of their short-term nature.

       Securities
       ----------
       The fair value of securities available for sale and investment securities is estimated based on bid prices published in financial newspapers and bid quotations received from either quotation services or securities dealers.

       Loans
       -----
       Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as one- to four-family, commercial real estate, consumer and commercial loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

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

       Deposit Liabilities
       -------------------
       Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings deposits, NOW deposits and money market deposits, must be stated at the amount payable on demand as of December 31, 1998 and 1997. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates of deposit liabilities in the foregoing table do not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

       Long-Term Borrowings
       --------------------
       The fair value of the Company's long-term borrowings is estimated based on the quoted market prices for the same or similar issues.

       Commitments to Extend Credit and Standby Letters of Credit
       ----------------------------------------------------------
       The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current level of interest rates and the committed rates. Based on an analysis of the foregoing factors, the fair value of these items approximates their carrying value at December 31, 1998 and 1997.


                                       47                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

(17)   Commitments and Contingent Liabilities

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

              Contract amounts of financial instruments that represent credit risk as of December 31, 1998 and 1997 at fixed and variable interest rates are as follows:

                                                        1998
                                        -------------------------------------
                                         Fixed        Variable          Total
                                        -------        -------        -------
                                                   (in thousands)
Financial  instruments  whose
  contract  amounts  represent
  credit risk:
    Conventional mortgage loans .....   $ 1,823            248          2,071
    Home equity .....................      --            9,733          9,733
    Commercial loans ................       359           --              359
    Overdraft loans .................       154           --              154
                                        -------        -------        -------
                                        $ 2,336          9,981         12,317
                                        =======        =======        =======

                                                        1997
                                        -------------------------------------
                                         Fixed        Variable          Total
                                        -------        -------        -------
                                                   (in thousands)

Financial  instruments  whose
  contract amounts represent
  credit risk:
    Conventional mortgage loans .....   $   921          2,296          3,217
    Home equity .....................      --           10,279         10,279
    Commercial loans ................       257           --              257
    Overdraft loans .................       135           --              135
                                        -------        -------        -------
                                        $ 1,313         12,575         13,888
                                        =======        =======        =======


                                       48                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

              The range of interest rates on fixed rate commitments was 6.50% to 18.00% at December 31, 1998 and 7.13% to 18.00% at December 31,
              1997. The Company offers various adjustable rate mortgage (ARM) products on 1-4 family residential dwellings. The principal one-year ARM offered as of December 31, 1998 and 1997 has a 2.00% annual interest rate adjustment cap, and uses the weekly average from the one-year Treasury Constant Maturity Series, plus a margin of 3.00%, as an index for rate adjustments. The lifetime rate ceiling for the one-year ARM product at December 31, 1998 and 1997 was 6.00% above the initial rate. The Company also offers 3/1 and 5/1 ARM products where the rate is fixed for the first 3 and 5 years, respectively. After the initial fixed term, the mortgage has the same characteristics as a one-year ARM. The other ARM product offered at December 31, 1998 and 1997, was a jumbo ARM with a lifetime ceiling of 6.00% above the initial rate. The Company does not originate loans which provide for negative amortization. Mortgage loan terms vary from 10 to 30 years.

              Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if any, required by the Company upon the extension of credit is based on management's credit evaluation of the customer. Mortgage and construction loan commitments are secured by a first or second lien on real estate. Typically, overdraft loans do not require collateral.

              The Company does not engage in investments in futures contracts, forwards, swaps, option contracts or other derivative investments with similar characteristics.

       (b)    Lease Commitments

              The Company leases a branch facility under a noncancelable operating lease expiring in 2006. Total expenses under this lease for the years ended December 31, 1998, 1997 and 1996 were approximately $52,000, $53,000, and $45,000, respectively. A summary of the future minimum commitments required under the noncancelable facility lease are as follows:

                     Years ending December 31:           (in thousands)

                               1999                      $         52
                               2000                                52
                               2001                                52
                               2002                                52
                               2003                                52
                               Thereafter                         151
                                                         ------------
                                                         $        411
                                                         ============

                                       49                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(18)   Dividend Restrictions and Regulatory Capital Requirements

       (a)    Dividend Restrictions

              In connection with the Company's initial public offering, the Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Holding Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

              The Bank's capital exceeds all of the fully phased-in capital regulatory requirements. The Office of Thrift Supervision (OTS) regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval. At December 31, 1998, the maximum amount that could have been paid by the Bank to the Holding Company was approximately $8.1 million.

              The Holding Company's ability to pay dividends to its stockholders is dependent on the ability of the Bank to pay dividends to the Holding Company.

       (b)    Regulatory Capital Requirements

              OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 1998, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

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

                                       50                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


              The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

              Management believes that, as of December 31, 1998, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

              The following is a summary of the Bank's and Company's actual capital amounts and ratios, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well capitalized institution, at December 31:

                                                                           1998
                                        -------------------------------------------------------------------------
                                                                       Minimum Capital           Classification
                                                  Actual                  Adequacy            as Well Capitalized
                                        ----------------------         ---------------        -------------------
                                            Amount       Ratio             Ratio                        Ratio
                                            ------       -----             -----                        -----
              Bank
              ----
              Tangible capital          $    20,496     11.50%             1.50%                            -
              Tier 1 (core) capital          20,496     11.50              3.00                          5.00%
              Risk-based capital:
                  Tier 1                     20,496     21.64                -                           6.00
                  Total                      21,449     22.65              8.00                         10.00

                                                  Actual
                                        ----------------------
                                            Amount       Ratio
                                            ------       -----
              Consolidated
              ------------
              Tangible capital          $    23,604     13.25%
              Tier 1 (core) capital          23,604     13.25
              Risk-based capital:
                  Tier 1                     23,604     24.93
                  Total                      24,557     25.93

                                       51                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                                                                           1997
                                        -------------------------------------------------------------------------
                                                                       Minimum Capital          Classification
                                                  Actual                  Adequacy            as Well Capitalized
                                        ----------------------         ---------------        -------------------
                                            Amount       Ratio             Ratio                        Ratio
                                            ------       -----             -----                        -----
              Bank
              ----
              Tangible capital          $    18,977     10.88%             1.50%                         -
              Tier 1 (core) capital          18,977     10.88              3.00                          5.00
              Risk-based capital:
                  Tier 1                     18,977     20.33                -                           6.00
                  Total                      19,755     21.16              8.00                         10.00
                                                  Actual
                                        ----------------------
                                            Amount       Ratio
                                            ------       -----
              Consolidated
              ------------
              Tangible capital          $    21,421     12.28%
              Tier 1 (core) capital          21,421     12.28
              Risk-based capital:
                  Tier 1                     21,421     22.95
                  Total                      22,199     23.78

                                       52                            (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


(19)   Parent Company Financial Information

       SFS Bancorp, Inc. was organized to serve as the holding company for the Bank and began operations on June 29, 1995 in conjunction with the Bank's mutual-to-stock conversion and the Holding Company's initial public offering of its common stock.

                                            Balance Sheets
                                   as of December 31, 1998 and 1997

                                                                             1998              1997
                                                                          ---------          --------
                          Assets                                       (in thousands, except share data)

Cash and cash equivalents ........................................        $      79                76
Loan receivable from subsidiary ..................................            3,618             2,337
Equity in net assets of subsidiary ...............................           20,502            18,987
Other assets .....................................................             --                  60
                                                                          ---------          --------

         Total assets ............................................        $  24,199            21,460
                                                                          =========          ========

     Liabilities and Stockholders' Equity

Liabilities:
     Other liabilities ...........................................        $     589                29
                                                                          ---------          --------

Stockholders' Equity:
     Preferred  stock,  $.01 par  value, authorized 500,000
          shares -
     Common  stock, $.01 par value, authorized 2,500,000 shares;
         1,495,000 shares issued at December 31,
         1998 and 1997 ...........................................               15                15
     Additional paid-in capital ..................................           14,576            14,365
     Retained earnings, substantially restricted .................           14,150            12,422
     Treasury stock, at cost (286,528 shares at
         December 31, 1998 and 1997) .............................           (4,089)           (4,089)
     Common stock acquired by employee stock ownership plan (ESOP)             (718)             (837)
     Unearned recognition and retention plan (RRP) ...............             (318)             (455)
     Accumulated other comprehensive income ......................               (6)               10
                                                                          ---------          --------
             Total stockholders' equity ..........................           23,610            21,431
                                                                          ---------          --------

             Total liabilities and stockholders' equity ..........        $  24,199            21,460
                                                                          =========          ========

                                        53                           (Continued)

                       SFS BANCORP, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements



                              Statements of Income
                 For the years ended December 31, 1998 and 1997


                                                1998          1997          1996
                                               ------       -------        ------
                                                        (in thousands)
Interest income .......................        $  180           245           384
Interest expense ......................          --            --            --
                                               ------        ------        ------

     Net interest income ..............           180           245           384

Non interest income (note 2) ..........         2,000          --            --
Noninterest expense ...................           738           115           104
                                               ------        ------        ------

Income before income taxes and
   equity in undistributed
   earnings of subsidiary .............         1,442           130           280


Income tax expense ....................           576            52           112
                                               ------        ------        ------

Income before equity in
   undistributed earnings of subsidiary           866            78           168

Equity in undistributed earnings
   of subsidiary (for the years
   ended December 31,
   1998 and 1997) .....................         1,249           990           662
                                               ------        ------        ------

Net income ............................        $2,115         1,068           830
                                               ======        ======        ======

                                        54                           (Continued)

                                   SFS BANCORP, INC. AND SUBSIDIARY

                              Notes to Consolidated Financial Statements

                                       Statements of Cash Flows
                            For the years ended December 31, 1998 and 1997
                                                                   1998            1997           1996
                                                                 -------         -------         -------
                                                                              (in thousands)
         Cash flows from operating activities:
              Net income ................................        $ 2,115           1,068             830
              Adjustment to reconcile net
                 income to net cash provided
                 by operating activities:
                    Equity in undistributed
                      earnings of subsidiary ............         (1,249)           (990)           (662)
                    Decrease (increase) in other assets .             60              (2)            (17)
                    Increase (decrease) in liabilities ..            608             (19)             27
                    Amortization of RRP .................            137             228              38
                                                                 -------         -------         -------
                         Net cash provided by
                            operating activities ........          1,671             285             216
                                                                 -------         -------         -------

           Cash flows from investing activities:
              Net (increase) decrease in
                 loan receivable from subsidiary ........         (1,281)          1,420           3,319
                                                                 -------         -------         -------

                  Net cash provided (used)
                    in investing activities .............         (1,281)          1,420           3,319
                                                                 -------         -------         -------

           Cash flows from financing activities:
              Purchase of treasury stock ................           --            (1,486)         (3,418)
              Cash dividends paid .......................           (387)           (333)           (156)
              Proceeds from exercise of stock option ....           --                94            --
                                                                 -------         -------         -------
                  Net cash used from financing activities           (387)         (1,725)         (3,574)
                                                                 -------         -------         -------

           Net increase (decrease) in cash
              and cash equivalents ......................              3             (20)            (39)

           Cash and cash equivalents:
              Beginning of period .......................             76              96             135
                                                                 -------         -------         -------

              End of period .............................        $    79              76              96
                                                                 =======         =======         =======

       These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                             CORPORATE INFORMATION
================================================================================


Annual Meeting

         The annual meeting of SFS Bancorp, Inc. will be held on April 14, 1999 at 10:00 a.m. at the Main Office of the Company at 251-263 State Street in Schenectady, New York.


Market Information

      SFS Bancorp, Inc. Common Stock is traded on the Nasdaq National System under the symbol "SFED." SFS Bancorp, Inc. Common Stock was issued at $10.00 per share in connection with the conversion of Schenectady Federal from mutual to stock form on June 29, 1995. At March 5, 1999 there were approximately 276 holders of record and approximately 551 additional beneficial shareholders of SFS Bancorp, Inc. Common Stock and 1,495,000 shares of common stock issued and 1,208,472 shares outstanding.



PRICE RANGE OF COMMON STOCK

         The table below shows the range of high and low bid prices for the Company's Common Stock. The information set forth in the table below was provided by the Nasdaq. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                    1998                                                  1997
-------------------------------------------           --------------------------------------------
                    High            Low                                   High            Low
First Quarter      $28.00          $20.75             First Quarter     $18.125         $14.75
Second Quarter     $26.25          $21.00             Second Quarter    $17.50          $16.00
Third Quarter      $29.00          $19.75             Third Quarter     $23.25          $16.875
Fourth Quarter     $27.25          $20.25             Fourth Quarter    $28.00          $21.50



         During 1998, the Company declared dividends totaling $387,000 or $0.32 per share on its Common Stock. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 18 of the Notes to Consolidated Financial Statements included in this Annual Report.

Annual Report on Form 10-KSB and Other Investor Information

         SFS Bancorp, Inc. will furnish at no charge to any stockholder a copy of SFS Bancorp, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1998 and the exhibits thereto required to be filed with the Securities and Exchange Commission by writing to:

                  David J. Jurczynski, Chief Financial Officer
                  SFS Bancorp, Inc.
                  251-263 State Street
                  Schenectady, New York 12305

Transfer Agent and Registrar                         Independent Auditors

Registrar and Transfer Company                       KPMG LLP
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